Filed pursuant to Rule 424(b)(3)
Registration No. 333-133319

Prospectus

LifeCare Holdings, Inc.

Offer to Exchange

$150,000,000 principal amount of our 9 1/4% Senior Subordinated Notes due 2013, which have been registered under the Securities Act, for any and all of our outstanding 9 1/4% Senior Subordinated Notes due 2013.

We are offering to exchange all of our 9 1/4% Senior Subordinated Notes due 2013, which we refer to as the outstanding notes, for our registered 9 1/4% Senior Subordinated Notes due 2013, which we refer to as exchange notes, which are described herein. Except as identified in this prospectus, the terms of the exchange notes are identical to the terms of the outstanding notes except that the exchange notes have been registered under the Securities Act of 1933, and therefore, are freely transferable. We will pay interest on the notes at the rate of 9 1/4% per year. Interest on the notes will be payable on February 15 and August 15 of each year. The notes will mature on August 15, 2013.

The notes will be redeemable, in whole or in part, at any time on or after August 15, 2009 at the redemption prices specified under “Description of the Exchange Notes—Optional Redemption,” plus accrued and unpaid interest. We may also redeem the notes, in whole or in part, at any time before August 15, 2009 at a redemption price equal to 100% of their principal amount plus a premium, together with accrued and unpaid interest. In addition, we may redeem up to 35% of the notes before August 15, 2008 with the net cash proceeds from specified equity offerings.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on June 20, 2006, unless extended.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

See “ Risk Factors” beginning on page 12 for a discussion of risks you should consider before participating in the exchange offer.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 18, 2006

Each broker-dealer that receives the exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealers as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days following the effective date of the registration statement, of which this prospectus is a part, we will use our commercially reasonable efforts to make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Requests for copies should be directed to Phillip B. Douglas, c/o LifeCare Holdings, Inc., 5560 Tennyson Parkway, Plano, TX 75024. You should request this information at least five business days in advance of the date on which you expect to make your decision with respect to the exchange offer. In any event, you must request this information prior to June 13, 2006.

SUMMARY

The following summary contains basic information about this offering. It likely does not contain all of the information that is important to you. Before you make an investment decision, you should review this prospectus in its entirety, including the risk factors, our financial statements and the related notes and the pro forma financial data appearing elsewhere in this prospectus. Unless otherwise indicated, the terms “LifeCare,” “our company,” “us,” “we” and “our” refer to LifeCare Holdings, Inc., together with its subsidiaries on a consolidated basis.

Our Business

Company Overview

We began operations in 1993 and have grown our business through developing and acquiring hospitals to become a leading operator of long-term acute care hospitals in the United States. As of December 31, 2005, we operated 18 hospitals located in nine states, consisting of 12 “hospital within a hospital” facilities (46% of beds) and six freestanding facilities (54% of beds). Through these 18 long-term acute care hospitals, we operate a total of 893 licensed beds and employ approximately 2,700 full-time and part-time people, the majority of whom are registered or licensed nurses and respiratory therapists. For the twelve months ended December 31, 2005, we had net patient service revenue of $346.3 million.

We believe we have developed a reputation for excellence in providing treatment for patients with complex medical needs requiring extended treatment. Our patients have serious medical conditions such as respiratory failure, chronic pulmonary disease, nervous system disorders, infectious diseases and non-healing wounds. They generally require a high level of monitoring and specialized care, yet may not require the continued services of an intensive care unit. Due to their serious medical conditions, our patients are generally not clinically appropriate for admission to a skilled nursing facility or inpatient rehabilitation facility. By combining general acute care services with a focus on long-term treatment, we believe that our hospitals provide medically complex patients with better and more cost-effective outcomes.

Industry Overview

A long-term acute care hospital serves patients with serious and complicated illnesses or injuries requiring extended hospitalization. Long-term acute care hospitals are specifically designed to accommodate such patients and provide them with a higher level of care than a skilled nursing facility or an inpatient rehabilitation facility, each of which is often incapable of treating and delivering the same outcome as a long-term acute care hospital. Patients are typically referred to a long-term acute care hospital from a general acute care hospital.

To qualify as a long-term acute care hospital under Medicare, the Centers for Medicare & Medicaid Services, or CMS, requires that a hospital have an inpatient average length of stay greater than 25 days for Medicare patients. CMS estimates that there are over 375 long-term acute care hospitals in the United States and that Medicare reimbursement to long-term acute care hospitals will be approximately $5.27 billion in the year beginning July 1, 2006, under current reimbursement policies. There are two general business models for operating long-term acute care hospitals, “hospital within a hospital,” or HIH, facilities and freestanding facilities. The HIH model refers to facilities that lease space from a general acute care, or host, hospital but are independently licensed and operated, while freestanding long-term acute care facilities are not located in or on the campus of a general acute care hospital. In general, HIH facilities are much less expensive to develop than freestanding facilities, but they are typically smaller and subject to increased regulatory scrutiny by CMS to ensure their independence from their host hospitals.

The Transactions

On August 11, 2005, we consummated an acquisition pursuant to which Rainier Acquisition Corp., a Delaware corporation formed by investment funds associated with The Carlyle Group and certain members of our management and board of directors, merged with and into our company, with our company continuing as the surviving corporation. The funds necessary to consummate the acquisition were approximately $552.0 million, including approximately $512.2 million to pay the then current stockholders and option holders, approximately $10.7 million to repay existing indebtedness and approximately $29.1 million to pay related fees and expenses. The effective date of the merger was August 11, 2005. We refer to this acquisition and related financings as the “Transactions.”

In connection with the Transactions, we borrowed $255.0 million under a new senior credit facility and issued $150.0 million principal amount of outstanding senior subordinated notes. We also entered into a revolving credit facility that provides up to $75.0 million of borrowing capacity. To date, we have made no borrowings pursuant to the revolving credit facility.

Recent Developments

Reimbursement and Regulatory Changes

CMS Fiscal 2007 Reimbursement Changes. On May 2, 2006 CMS issued the regulations for the 2007 fiscal year starting on July 1, 2006 regarding the prospective payment system for long-term acute care hospitals. These regulations, among other things, will change the payment provisions related to short-stay outliers and freeze the fiscal 2007 federal rate at the 2006 level.

The current payment methodology for short-stay outliers reimburses long-term acute care hospital providers at the lowest of:

•	120% of the patient’s cost;

•	120% of the per diem amount based on the diagnosis related group; or

•	the full diagnosis related group payment.

The CMS changes to short-stay outlier reimbursement will add a fourth payment alternative:

•	a blended amount based upon (i) the amount that would otherwise be paid under the short-term acute care in-patient payment system computed as a per diem and capped at the full in-patient payment system payment amount and (ii) 120% of the per diem amount based on the diagnosis related group for long-term acute care hospitals.

A second CMS change will also lower the reimbursement under the patient cost payment alternative from 120% of patient cost to 100%.

CMS has estimated that exclusive of the freeze of the federal rate for fiscal 2007, these changes will result in a decrease in Medicare reimbursement of 3.7% per discharge for long-term acute care hospital providers.

Proposed CMS Changes for Fiscal 2007. On April 12, 2006 CMS issued proposed changes to the Medicare hospital payment system, including proposed changes to the relative weights and lengths of stay for the diagnosis related groups treated by long-term acute care hospitals. The proposed rule was published on April 25, 2006 and comments will be accepted through June 12, 2006. CMS estimated that their proposed changes would result in reducing payment to long-term acute care providers by 1.4% based on the current reimbursement regulations that are in place. We have not determined the estimated impact to us of these proposed changes based upon our historical Medicare patient activity. The proposal also includes (1) proposed changes in the regulations applicable to grandfathered hospitals-within-hospitals and grandfathered satellite facilities, and (2) proposed changes in the methodology for determining cost-to-charge ratios for long-term acute care hospitals and the reconciliation of high-cost and short-stay outlier payments under the Medicare payment system for such hospitals. We expect the final rule will be published in August 2006 and would go into effect for Medicare discharges on or after October 1, 2006.

Diagnosis Related Group Weights for Fiscal 2006. Effective October 1, 2005, CMS issued a rule to, among other things, revise the classifications, relative weights and lengths of stay for the diagnosis related groups treated by long-term acute care hospitals. CMS estimates that the changes will reduce aggregate Medicare reimbursement to long-term acute care hospitals by approximately 4.2%. The results for a particular facility will vary based on the facility’s patient mix and geographic location.

Hospital-within-hospital Admission Regulations. CMS implemented new regulations applicable to HIH facilities that became effective for hospital cost reporting periods beginning on or after October 1, 2004. Subject to exceptions that we believe exempt certain HIH facilities, an HIH facility will receive lower rates of reimbursement for Medicare patients admitted from its host hospital if the number of Medicare patients admitted to the HIH facility from its host hospital exceeds a specified percentage of the HIH’s total admitted Medicare patients. In general, the Medicare admissions threshold has been established at 25% for new HIH facilities. For HIH facilities that meet specified criteria and were in existence prior to October 1, 2004, the Medicare admissions thresholds will be phased in over a four-year period starting with hospital cost reporting periods beginning on or after October 1, 2004.

For information on the impact or potential impact of these reimbursement and regulatory changes on our operations and financial condition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Recent Events

Impact of Hurricane Katrina

During the last week of August 2005 operations at our three New Orleans hospitals ceased as a result of Hurricane Katrina. The Chalmette campus, a hospital within a hospital, contained 37 licensed beds and was substantially damaged as a result of Hurricane Katrina. We will not be able to resume operations within the existing building. Our other two New Orleans locations are within hospitals operated by Tenet Healthcare Corporation (“Tenet”). These facilities contain a combined 113 licensed beds. In November 2005, Tenet terminated the leases for these facilities effective December 15, 2005 due to the extensive physical damages sustained at the hospitals. To the extent we are able to relocate these facilities, we will have capital expenditure needs and will incur start-up costs associated with the relocation. We cannot determine the likelihood of being able to re-open hospitals in the New Orleans market.

For the twelve months ended December 31, 2005 and 2004, these three hospitals contributed $29.5 million and $38.5 million of our net patient service revenue, respectively. As a result of the losses incurred in connection with Hurricane Katrina, we recorded impairment charges on identifiable intangible assets of $5.0 million, on long-lived assets of $1.2 million and on goodwill of $68.0 million for the twelve months ended December 31, 2005.

On September 28, 2005, the Louisiana Attorney General’s office announced that it is conducting an investigation of 13 nursing homes and six hospitals in the New Orleans area relating to patient deaths that occurred at these facilities during and in the aftermath of Hurricane Katrina. One of these facilities is Memorial Medical Center within which we operated an 82-bed facility. We have been fully cooperating with this investigation since its inception. We have received no indication of how long the Attorney General’s office will take to complete its investigation. At this time we cannot determine whether this investigation will have any impact on the Company. If the Company becomes a target of the investigation, it could have a materially adverse effect on our business, operating results and financial condition. To date, the Company has not been the subject of any litigation arising from the circumstances surrounding Hurricane Katrina, however there can be no assurance that legal action or claims arising from these circumstances will not be brought against the Company in the future.

Corporate Information

LifeCare Holdings, Inc. is a corporation organized under the laws of the state of Delaware with principal executive offices located at 5560 Tennyson Parkway, Plano, Texas 75024. Our telephone number at our principal executive offices is (469) 241-2100. Our worldwide web address is www.lifecare-hospitals.com. The information on our website is not part of this prospectus.

The Exchange Offer

On August 11, 2005, we completed an offering of $150 million in aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2013, which was exempt from registration under the Securities Act.

We sold the outstanding notes to Banc of America Securities LLC, J.P. Morgan Securities Inc. and ING Financial Markets LLC. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

In connection with the sale of the outstanding notes, we and the subsidiary guarantors entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement, we each agreed to use commercially reasonable efforts to consummate the exchange offer contemplated by this prospectus. We must pay additional interest on the notes if the registration statement, of which this prospectus is a part, is not declared effective within 120 days after the date it is filed or if we do not complete the exchange offer within 60 days after the date that the registration statement is declared effective.

If we and the subsidiary guarantors are not able to effect the exchange offer contemplated by this prospectus, we and the subsidiary guarantors will use commercially reasonable efforts to file and cause to become effective a shelf registration statement relating to the resales of the outstanding notes. We must pay additional interest on the notes if we are required to file a shelf registration statement and the shelf registration statement is not declared effective within 120 days after the date it is filed.

The following is a brief summary of the terms of the exchange offer. For a more complete description of the exchange offer, see “The Exchange Offer.”

Securities Offered	$150,000,000 in aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2013.

Exchange Offer

The exchange notes are being offered in exchange for a like principal amount of outstanding notes. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on June 20, 2006. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of

$1,000 in principal amount. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

•	the exchange notes bear a different CUSIP number than the outstanding notes; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

Resale

Based on an interpretation by the staff of the Securities and Exchange Commission, or the Commission, set forth in no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of exchange notes; and

•	you are not an “affiliate” of LifeCare within the meaning of Rule 405 of the Securities Act.

Each participating broker-dealer that receives exchange notes for its own account during the exchange offer in exchange for outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Prospectus delivery requirements are discussed in greater detail in the section captioned “Plan of Distribution.”

Any holder of outstanding notes who:

•	is an affiliate of LifeCare;

•	does not acquire exchange notes in the ordinary course of its business; or

•	tenders in the exchange offers with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co.

Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time on June 20, 2006, unless we decide to extend the exchange offer. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holders promptly after expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal. If you hold outstanding notes through the Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the applicable letter of transmittal.

By executing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of exchange notes in violation of the provisions of the Securities Act;

•	you are not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of LifeCare or if you are an affiliate, you will comply with any applicable registration and prospectus delivering requirements of the Securities Act; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes.

See “The Exchange Offer—Procedures for Tendering” and “Plan of Distribution.”

Effect of Not Tendering

Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations to register, and we do not currently anticipate that we will register, the outstanding notes under the Securities Act. See “The Exchange Offer—Effect of Not Tendering.”

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are not registered in your name, and you wish to tender outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other documents required by the applicable letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Interest on the Notes and the Outstanding Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the outstanding notes. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

U.S. Federal Income Tax Consequences

The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read the section of this prospectus captioned “Material United States Federal Income Tax Consequences” for more information on tax consequences of the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes in to the exchange offer.

Exchange Agent	U.S. Bank National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Description of the Exchange Notes

Issuer	LifeCare Holdings, Inc.

Securities Offered	$150,000,000 in aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2013.

Maturity Date	August 15, 2013.

Interest	9 1/4% per annum, payable semi-annually on February 15 and August 15.

Guarantees	The notes will be guaranteed on a senior subordinated unsecured basis by each of our restricted subsidiaries that guarantees debt under our senior secured credit facility.

The guarantees will be general unsecured senior subordinated obligations of the guarantors. Accordingly, they will rank junior to all existing and future senior debt of the guarantors (including the guarantors’ guarantees of our senior secured credit facility), effectively junior to all secured debt of the guarantors to the extent of the assets securing such debt (including the guarantors’ guarantees of our senior secured credit facility), equal to all future senior subordinated debt of the guarantors and ahead of all future debt of the guarantors that expressly provides that it is subordinated to the guarantees.

Ranking	The notes will be our unsecured senior subordinated obligations. The notes and guarantees will rank:

•	junior to all of our existing and future senior debt, including borrowings under our senior secured credit facility;

•	equally with any of our future senior subordinated debt;

•	ahead of any of our future debt that expressly provides that it is subordinated to the notes;

•	effectively junior to any of our existing and future secured debt to the extent of the assets securing such debt, including all borrowings under our senior secured credit facility; and

•	effectively junior to any future debt or other liabilities of our subsidiaries that do not guarantee the notes.

On December 31, 2005, we had $414.5 million of debt, including these outstanding notes, and the outstanding notes were subordinated to $264.5 million of senior debt, of which $254.4 million consisted of borrowings under our senior secured credit facility.

Optional Redemption

We may redeem the notes, in whole or in part, at any time on or after August 15, 2009 at the redemption prices described in the section “Description of the Exchange Notes—Optional Redemption,” plus accrued and unpaid interest. We may also redeem the notes, in whole or in part, at any time before August 15, 2009 at a redemption price equal to 100% of their principal amount plus the premium described in the section “Description of the Exchange Notes—Optional Redemption,” together with accrued and unpaid interest.

In addition, on or before August 15, 2008, we may redeem up to 35% of the notes with the net cash proceeds from certain equity offerings at the redemption price listed in “Description of the Exchange Notes—Optional Redemption.” However, we may only make such redemptions if at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption.

Change of Control	If we experience specific kinds of changes in control, we must offer to purchase the notes at 101% of their face amount, plus accrued interest.

Certain Covenants	The indenture governing the notes, among other things, limits our ability and the ability of our restricted subsidiaries to:

•	borrow money or sell preferred stock;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make certain types of investments;

•	sell stock in our restricted subsidiaries;

•	restrict dividends or other payments from subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

These covenants contain important exceptions, limitations and qualifications. For more details, see “Description of the Exchange Notes.”

Risk Factors

Investing in the notes involves substantial risks. You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in the exchange notes.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

You should read the summary historical financial data presented below in conjunction with our consolidated financial statements and the accompanying notes and, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Condensed Consolidated Financial Statements.” All of these materials are contained later in this prospectus. We derived the information below from our audited consolidated financial statements included elsewhere in the prospectus. The “2005 Pro Forma” statement of operations information was prepared as if the Transactions had occurred on January 1, 2005. The pro forma information does not purport to represent what our results of operations would have been if the Transactions had occurred on such date or what our results will be for future periods.

	Predecessor			Successor August 11 through December 31, 2005	Pro Forma Year Ended December 31, 2005
	Year Ended December 31,		January 1 through August 10, 2005
	2003	2004
	(dollars in thousands)
Statement of Operations Data:
Net patient service revenue	$283,178	$324,102	$221,802	$124,468	$346,270

Salaries, wages and benefits	131,059	134,049	93,853	56,471	145,664
Stock compensation associated merger	—	—	54,530	—
Supplies	25,510	29,001	20,020	12,390	32,410
Rent	18,946	17,330	11,192	6,594	17,786
Other operating expenses	72,870	73,745	51,756	27,624	77,407
Provision for doubtful accounts	2,748	4,582	3,644	5,590	9,234
Depreciation and amortization	5,936	5,741	3,533	5,938	15,560
Goodwill impairment charge	—	—	—	68,000	68,000
Identifiable intangible and long-lived asset impairment charges	—	—	—	6,206	6,206
Business interruption insurance proceeds	—	—	—	(7,000)	(7,000)
Interest expense, net	4,185	3,463	1,601	13,799	30,709

Total expenses	261,254	267,911	240,129	195,612	395,976

Income (loss) before income taxes	21,924	56,191	(18,327)	(71,144)	(49,706)
Provision for income taxes	8,495	21,148	(5,462)	(1,308)	8,341

Net income (loss)	$13,429	$35,043	$(12,865)	$(69,836)	$(58,047)

Other Financial Data and Ratios:
Capital expenditures	$3,850	$14,812	$8,441	$1,483
Ratio of earnings to fixed charges(1)	1:2.2	1:4.8	(1)	(1)	(1)

Cash Flow Data:
Net cash provided by operating activities	$14,839	$17,294	$20,387	$17,213
Net cash used in investing activities	(688)	(11,367)	(2,915)	(519,582)
Net cash provided by (used in) financing activities	(16,121)	(7,253)	(14,360)	522,212
Balance Sheet Data (end of period):
Cash and cash equivalents	$8,004	$6,678		$19,843
Working capital	20,078	39,917		82,529
Total assets	107,356	131,677		544,114
Total debt	24,473	20,686		414,494
Redeemable preferred stock	33,272	36,063		—
Stockholders’ equity	95	33,547		66,092

(1)    In the period from January 1 through August 10, 2005, the period from August 11 through December 31, 2005 and the Pro Forma year ended December 31, 2005, earnings were insufficient to cover fixed charges by $20,757, $71,144 and $49,706 respectively.

Selected Operating Data

The table below sets forth unaudited selected operating data for each of the periods indicated. Our management views these data as key operating measures and believes that investors may find them useful in analyzing companies in the long-term acute care hospital business. No one measure is more meaningful than another and our management uses these measures, among others, to assess our operating performance. We have combined the operating data for the Predecessor Period from January 1 through August 10, 2005 and the Successor Period from August 11 through December 31, 2005 as we believe this provides more meaningful information.

	Predecessor Year Ended December 31,		Successor and Predecessor Combined Year Ended December 31,
	2003	2004	2005
Number of hospitals within hospitals (end of period)	15	15	12
Number of freestanding hospitals (end of period)	5	5	6
Number of total hospitals (end of period)	20	20	18
Licensed beds (end of period)	949	959	893
Average licensed beds	938	954	969
Admissions	8,678	8,872	9,182
Patient days	225,702	236,403	242,080
Occupancy rate	65.9%	67.7%	68.5%
Percent net patient service revenue from Medicare	79.3%	75.8%	76.0%
Net patient service revenue per patient day	$1,255	$1,371	$1,430

RISK FACTORS

Investing in the notes involves substantial risk. In addition to the other information in this prospectus, you should carefully consider the following factors before making an investment decision. Certain statements in “Risk Factors” are forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to the Notes and the Exchange Offer

Our substantial debt could adversely affect our cash flow and prevent us from fulfilling our obligations under the notes.

We have a significant amount of debt. As of December 31, 2005, we had $414.5 million of total debt.

Our substantial amount of debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations under the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared with competitors that have less debt; and

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition, a substantial portion of our debt, including borrowings under our senior secured credit facility, bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we have and in the future may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Despite our current levels of debt, we may still be able to incur more debt. This could further exacerbate the risks associated with our substantial debt.

We may be able to incur additional debt in the future. The terms of our senior secured credit facility and the indenture governing the notes will allow us to incur substantial amounts of additional debt, subject to certain limitations. As of December 31, 2005, our senior secured credit facility permits additional borrowings of up to $75.0 million under a revolving credit facility. In addition, our senior secured credit facility provides for additional tranches of term loans or increases to the revolving credit facility of up to $100.0 million, subject to conditions and receipt of commitments by existing or additional financing institutions or institutional lenders. If new debt is added to our current debt levels, the related risks we could face would be increased.

Your right to receive payments on the notes will be junior to our existing and future senior debt, and the guarantees of the notes are junior to all of the guarantors’ existing and future senior debt.

The notes will rank behind all of our existing and future senior debt. Each guarantee will rank behind all of that guarantor’s existing and future senior debt. As of December 31, 2005, the notes and the guarantees were subordinated to $264.5 million of senior debt ($254.4 million of which represents borrowings or guarantees under our senior secured credit facility). In addition, our senior secured credit facility permits up to $75.0 million of additional borrowings under a revolving credit facility, which borrowings would be senior to the notes and guarantees. We will be permitted to borrow substantial additional senior debt in the future under the terms of the indenture governing the notes. In addition, our senior secured credit facility provides for additional tranches of term loans or increases to the revolving credit facility of up to $100.0 million, subject to conditions and receipt of commitments by existing or additional financing institutions or institutional lenders.

As a result of such subordination, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding, the holders of our senior debt will be entitled to be paid in full before any payment will be made on the notes. Similarly, upon any distribution to the creditors of any guarantor in a bankruptcy, liquidation, reorganization or similar proceeding, the holders of that guarantor’s senior debt will be entitled to be paid in full before any payment will be made on that guarantor’s guarantee. In addition, we will be prohibited from making any payments on the notes and the guarantees if we default on our payment obligations on our senior debt and we may be prohibited from making any such payments for up to 179 consecutive days if certain non-payment defaults on senior debt occur. In the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to us or the guarantors, you, as a holder of the notes, will participate with all other holders of subordinated debt in the assets remaining after we and the guarantors have paid all of our and their senior debt. However, because the indenture requires that amounts otherwise payable to you in a bankruptcy or similar proceeding be paid to holders of senior debt instead, you may receive less, ratably, than holders of trade payables and other unsubordinated debt in any such proceeding.

The notes will be effectively junior to our and the guarantors’ secured debt.

The notes, and the guarantees of the notes, are unsecured and therefore will be effectively junior to any secured debt we, or the relevant guarantor, may incur to the extent of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving us or a guarantor, the assets that serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the notes. As of December 31, 2005, we had $264.5 million of secured debt outstanding, $254.4 million of which is secured debt under our senior secured credit facility. In addition, our senior secured credit facility permits up to $75.0 million of additional borrowings under a revolving credit facility, which borrowings would be secured. We will be permitted to borrow substantial additional senior debt in the future under the terms of the indenture governing the notes. In addition, our senior secured credit facility provides for additional tranches of term loans or increases to the revolving credit facility of up to $100.0 million, subject to conditions and receipt of commitments by existing or additional financing institutions or institutional lenders.

LifeCare Holdings, Inc. is a holding company and is therefore dependent upon payment from its subsidiaries to meet its debt service obligations.

LifeCare Holdings, Inc. is a holding company and it conducts all of its operation through its subsidiaries. Consequently it does not have any income from operations and does not expect to generate income from operations in the future. As a result, its ability to meet its debt service obligations, including its obligations under the notes, depends upon its subsidiaries’ cash flow and payment of funds to it by its subsidiaries as dividends, loans, advances or other payments. In addition, the payment of dividends or the making of loans, advances or other payments to LifeCare Holdings, Inc. may be subject to regulatory or contractual restrictions.

The assets of any of our non-guarantor subsidiaries may not be available to make payments on the notes.

The guarantors of the notes initially include all of our subsidiaries. In the future, we may have non-guarantor restricted subsidiaries. In addition, any of our future unrestricted subsidiaries will not guarantee the notes. Payments on the notes are only required to be made by us and the subsidiary guarantors. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee the notes, unless those assets are transferred by dividend or otherwise to us or a subsidiary guarantor. In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its debt and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, your claims in respect of the notes will be effectively subordinated to all of the liabilities of any of our non-guarantor subsidiaries, including trade payables.

To service our debt, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance, our debt, including the notes, and to fund planned capital expenditures, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our senior secured credit facility and our other debt agreements, including the indenture governing the notes, and other agreements we may enter into in the future. Specifically, we will need to maintain specified financial ratios and satisfy financial condition tests. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facility or from other sources in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs.

In addition, prior to the repayment of the notes, we will be required to repay or refinance our senior secured credit facility and some of our other debt. We cannot assure you that we will be able to repay or refinance any of our debt, including our senior secured credit facility, on commercially reasonable terms or at all. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; and/or

•	negotiations with our lenders to restructure the applicable debt.

Our credit agreements and the indenture governing the notes may restrict, or market or business conditions may limit, our ability to do some or all of these things.

The agreements governing our debt, including the notes and our senior secured credit facility, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.

Our debt instruments, including our senior secured credit facility, will impose and future financing agreements are likely to impose operating and financial restrictions on our activities. For example, restrictions in our senior secured credit facility require us to comply with or maintain a minimum interest coverage ratio and maximum leverage ratio and limit or prohibit our ability to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens and engage in sale and leaseback transactions;

•	make capital expenditures;

•	make loans and investments;

•	declare dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or purchase certain indebtedness including the notes;

•	amend or otherwise alter terms of our indebtedness including the notes;

•	enter into agreements limiting subsidiary distributions;

•	sell assets;

•	transact with affiliates; and

•	alter the business that we conduct.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. See “Description of Senior Secured Credit Facility.”

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. In addition, the limitations imposed by existing financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

The notes and guarantees may not be enforceable because of fraudulent conveyance laws.

Our obligations under the notes and the guarantors’ guarantees of the notes may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy lawsuit is commenced by or on behalf of our or the guarantors’ unpaid creditors. Under these laws, if in such a lawsuit a court were to find that, at the time we or a guarantor incurred debt (including debt represented by the guarantee), we or such guarantor:

•	incurred this debt with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring this debt and we or the guarantor:

•	were insolvent or were rendered insolvent by reason of the related financing transactions;

•	were engaged, or about to engage, in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes;

then the court could void the notes or the guarantee or subordinate the amounts owing under the notes or the guarantee to our or the guarantor’s presently existing or future debt or take other actions detrimental to you.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt or issued the guarantee:

•	it could not pay its debts or contingent liabilities as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

If the notes or a guarantee is voided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that obligor and will only be our creditor or that of any guarantor whose obligation was not set aside or found to be unenforceable. In addition, the loss of the notes or a guarantee will constitute a default under the indenture, which default would cause all outstanding notes to become immediately due and payable.

We may be unable to make a change of control offer required by the indenture governing the notes, which would cause defaults under the indenture governing the notes, our senior secured credit facility and our other financing arrangements.

The terms of the notes will require us to make an offer to repurchase the notes upon the occurrence of a change of control at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest to the date of the purchase. The terms of our senior secured credit facility will require, and other financing arrangements may require, repayment of amounts outstanding in the event of a change of control and limit our ability to fund the repurchase of your notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior secured credit facility and other financing agreements will not allow the repurchases. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

The interests of the controlling member of our parent may conflict with your interests as a holder of the notes.

The Carlyle Group and its affiliates control our parent, LCI Holdco, LLC and us. The Carlyle Group and its affiliates have the ability to elect our board of directors, select our management team, determine our corporate and management policies and make decisions relating to fundamental corporate actions. The directors will have the authority to make decisions affecting our capital structure, including the issuance of additional debt and the declaration of dividends. In addition, the directors may authorize transactions, such as acquisitions, that could enhance the equity investment of The Carlyle Group and its affiliates while involving risks to your interests. The interests of The Carlyle Group and its affiliates may not be aligned with your interest as a holder of the notes. See “Certain Relationships and Related Transactions” and “Principal Stockholders.”

If you do not properly tender your outstanding notes, your ability to transfer your outstanding notes will be adversely affected.

We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you may continue to hold outstanding notes that are subject to the existing transfer restrictions.

As a result, the outstanding notes may not be offered or sold unless registered under the Securities Act or pursuant to an exemption from or in a transaction not subject to the Securities Act and applicable state securities laws. We do not intend to register the outstanding notes under the Securities Act or any applicable state securities laws. After the exchange offer, you will not be entitled to any rights to have such outstanding notes registered under the Securities Act except in limited circumstances. Except as otherwise described in this prospectus, the exchange notes will not be subject to any transfer restrictions under the Securities Act or state securities laws. In addition, the aggregate principal amount of the outstanding notes will be reduced to the extent outstanding notes are tendered and accepted in the exchange offer. This could adversely affect the trading market, if any, for the outstanding notes.

Certain participants in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on certain no-action letters issued by the staff of the Commission, we believe that you may offer for resale, resell or otherwise transfer the outstanding notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. For example, if you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under this act. We do not and will not assume, or indemnify you against, this liability.

If no active trading market for the exchange notes develops, you may not be able to resell your exchange notes at their fair market value or at all.

The exchange notes are new securities for which there currently is no market. Accordingly, the development or liquidity of any market for the exchange notes is uncertain. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all. We do not intend to apply for listing of the exchange notes on any securities exchange or for quotation through The Nasdaq National Market.

In addition, changes in the overall market for high yield securities and changes in our financial performance or prospects or in the prospects for companies in our industry generally may adversely affect the liquidity of the trading market in the exchange notes and the market price quoted for the exchange notes. See “Description of The Exchange Notes” and “The Exchange Offer.”

As a result of the exchange offers, increased costs associated with corporate governance compliance may significantly affect our results of operations.

Compliance with the reporting requirements of our indenture and the Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure and compliance practices and will require a review of our internal control procedures. We expect these developments to increase our legal compliance and financial reporting costs. In addition, they could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

Our internal controls over financial reporting may not be adequate and our independent auditors may not be able to certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.

We will be evaluating our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as will be required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the Commission thereunder, which we refer to as Section 404. Section 404 requires a reporting company such as ours to, among other things, annually review and disclose its internal controls over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting quarterly. We are required to provide this disclosure complying with Section 404 beginning with our annual report for the year ended December 31, 2007. We have identified areas of our internal controls requiring improvement, and plan to design enhanced processes and controls to address these and any other issues that might be identified through this review. In particular, we are seeking additional resources in our finance department and are also reviewing our systems for any necessary upgrades. As a result, we expect to incur additional expenses and utilization of management’s time. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could adversely affect our results.

Risks Related to Our Business and Industry

We conduct our business in a heavily regulated industry, and changes in regulations, including the rates or methods of government reimbursements for our services such as the currently proposed changes to the prospective payment system, may result in reduced net revenues and profitability.

The healthcare industry is subject to extensive federal, state and local laws and regulations relating to:

•	payment for services

•	facility and professional licensure, including certificates of need;

•	conduct of operations, including financial relationships among healthcare providers, Medicare fraud and abuse, and physician self-referral; and

•	addition of facilities and services and enrollment of newly developed facilities in the Medicare program

During 2003, 2004 and 2005, we derived 79.3%, 75.8% and 76.0%, respectively, of our net patient service revenue from the highly regulated federal Medicare program. In recent years, through legislative and regulatory actions, the federal government has made substantial changes to various payment systems under the Medicare program. Additional changes to these payment systems may be proposed or could be adopted, either in Congress or by CMS. Because of the possibility of adoption of these kinds of changes, the availability, methods and rates of Medicare reimbursements for services of the type furnished at our facilities could change at any time. Some of these changes and proposed changes could adversely affect our business strategy, operations and financial results. In particular, we expect that recently adopted revisions to Medicare reimbursement rates for long-term acute care hospitals will lower the amounts by which our facilities are reimbursed for certain services they provide. In addition, any increases in Medicare reimbursement rates established by CMS may not fully reflect increases in our operating costs. Other changes in regulations relating to how we conduct our operations could also result in increased expenses or reduced net revenues.

On May 2, 2006 CMS issued the regulations for the 2007 fiscal year starting on July 1, 2006 regarding the prospective payment system for long-term acute care hospitals. These changes will, among other things, change the payment provisions related to short-stay outliers and freeze the fiscal 2007 federal rate at the 2006 level.

The current payment methodology for short-stay outliers reimburses long-term acute care hospital providers at the lowest of (i) 120% of the patient’s cost; (ii) 120% of the per diem amount based on the diagnosis related group; or (iii) the full diagnosis related group payment. The CMS changes to short-stay outlier reimbursement adds a fourth payment alternative, a blended amount based upon (i) the amount that would otherwise be paid under the short-term acute care in-patient payment system computed as a per diem and capped at the full in-patient payment system payment amount and (ii) 120% of the per diem amount based on the diagnosis related group for long-term acute care hospitals. An additional CMS change will lower the reimbursement under the patient cost payment alternative from 120% of patient cost to 100%.

CMS has estimated that exclusive of the freeze of the federal rate for fiscal 2007, the other changes will result in a decrease in Medicare reimbursement of 3.7% per discharge for long-term acute care hospital providers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the potential impact these regulatory changes could have on our operations.

On April 12, 2006 CMS issued proposed changes to the Medicare hospital payment system, including proposed changes to the relative weights and lengths of stay for the diagnosis related groups treated by long-term acute care hospitals. The proposed rule was published on April 25, 2006 and comments will be accepted through June 12, 2006. CMS estimated that their proposed changes would result in reducing payment to long-term acute care providers by 1.4% based on the current reimbursement regulations that are in place. We have not determined the estimated impact to us of these proposed changes based upon our historical Medicare patient activity. The proposal also includes (1) proposed changes in the regulations applicable to grandfathered hospitals-within-hospitals and grandfathered satellite facilities, and (2) proposed changes in the methodology for determining cost-to-charge ratios for long-term acute care hospitals and the reconciliation of high-cost and short-stay outlier payments under the Medicare payment system for such hospitals. We expect the final rule will be published in August 2006 and would go into effect for Medicare discharges on or after October 1, 2006.

Effective October 1, 2005 CMS issued a rule to, among other things, revise the classifications, relative weights and lengths of stay for the diagnosis related groups treated by long-term acute care hospitals. CMS estimates that the changes will reduce aggregate Medicare reimbursement to long-term acute care hospitals by approximately 4.2%. These percentages are based on the industry average for all facilities. The results for a particular facility will vary based on the facility’s patient mix and geographic location. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the potential impact of these regulatory changes could have on our operations and financial condition.

Violations of federal industry regulations may result in sanctions that reduce our net revenues and profitability or affect our eligibility for government program reimbursement.

In recent years, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. The ongoing investigations relate to, among other things, various referral practices, cost reporting, billing practices, physician ownership and joint ventures involving hospitals. In the future, different interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services and capital expenditure programs, increase our operating expenses and reduce our net revenues. If we fail to comply with these extensive laws and government regulations or if we discover that we have failed to comply in the past, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. In July 2003, we made a voluntary disclosure to the United States Department of Health & Human Services Office of Inspector General, or the OIG, concerning expenses that had been included on cost reports submitted to Medicare for fiscal years 1997 through 2001. In addition, in March 2005, we made a supplementary voluntary disclosure to the OIG that we had employed three individuals who furnished patient care services for us while they were excluded from participation in the Medicare program. The Company is in active discussions with the OIG to resolve these matters. On March 6, 2006, the parties reached an agreement in principle to settle the matter relating to the 1997 – 2001 cost reports and the three excluded individual for the amounts of approximately $2.2 million and $370,000 respectively. This agreement is subject to finalization of both a settlement agreement and a three year corporate compliance agreement to be approved by the OIG. In addition, in June 2005 the Company and the Federal Election Commission (“FEC”) entered into a conciliation agreement pursuant to which the Company paid a $50,000 civil fine arising from previously self disclosed violations of federal campaign laws. The Company continues to cooperate with the Department of Justice in its ongoing investigation of certain of its former employees in connection with the same matter. See “Business—Government Regulations” and “Business—Legal and Administrative Proceedings.”

We may be subjected to actions brought by individuals on the government’s behalf under the False Claims Act’s “qui tam” or whistleblower provisions.

Whistleblower provisions allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware. Defendants determined to be liable under the False Claims Act may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Typically, each fraudulent bill submitted by a provider is considered a separate false claim, and thus the penalties under a false claim case may be substantial. Liability arises when an entity knowingly submits a false claim for reimbursement to the federal government. In some cases, whistleblowers or the federal government have taken the position that providers who allegedly have violated other statutes, such as the anti-kickback statute or the Stark Law, and have submitted claims to a governmental payor during the time period they allegedly violated these other statutes have thereby submitted false claims under the False Claims Act. In addition, a number of states have adopted their own false claims provisions as well as their own whistleblower provisions allowing a private party to file a civil lawsuit in state court. See “Business—Government Regulations.”

Compliance with recent changes in federal regulations applicable to long-term acute care hospitals operated as “hospitals within hospitals” will result in increased capital expenditures and may have an adverse effect on our future net revenues and profitability.

On August 11, 2004, CMS published final regulations applicable to long-term acute care hospitals that are operated as HIH facilities. Effective for hospital cost reporting periods beginning on or after October 1, 2004, the final regulations, subject to certain exemptions discussed under the caption “Business—Government Regulations,” provide lower rates of reimbursement to HIH facilities for those Medicare patients admitted from their host hospitals that are in excess of a specified percentage threshold. For HIH facilities opened after October 1, 2004, the Medicare admissions threshold has been established at 25%.

As of the date this legislation was enacted, five of our facilities were “grandfathered” under the rules for qualification as a long-term acute care hospital, and we believe that they are therefore also exempt from this payment limitation. Subsequently, we have closed two of these facilities in the aftermath of Hurricane Katrina. The regulations are ambiguous on whether grandfathered long-term acute care hospitals are exempt from the 25% rule, but CMS officials have informally advised us that these facilities are exempt. This position is not reflected in the written instructions to the Medicare contractors that implement the rule or in other official written policy. Therefore, while it appears to be CMS’s policy that grandfathered long-term acute care hospitals are not subject to the 25% rule, there is some risk that a different interpretation could be imposed in the future because CMS has not stated that policy formally. If CMS adopts a different interpretation, this could have a material adverse effect on our business, results of operations and capital expenditure needs.

In order to reduce the impact of the HIH facility regulations in 2006 and future years, we are developing a business plan and strategy in each of our affected markets to adapt to the HIH facility regulations. We may not be able to successfully implement necessary changes to our existing HIH facility business model or successfully control the capital expenditures associated with such changes. As a result, our capital expenditure needs may be significantly increased and our business and results of operations may be adversely affected. For example, because physicians generally direct the majority of hospital admissions, our net revenues and profitability may decline if the relocation efforts for certain of our HIH facilities adversely affect our relationships with the physicians in those markets. See “Business—Government Regulations.”

If our long-term acute care hospitals fail to maintain their qualification as long-term acute care hospitals, or if our facilities operated as HIH facilities fail to qualify as hospitals separate from their host hospitals, then our net revenues and profitability may decline.

If our facilities fail to meet or maintain the standards for qualification as long-term acute care hospitals, namely minimum average length of patient stay and any other requirements that might be imposed in the future, they will receive payments under the prospective payment system applicable to general acute care hospitals rather than payment under the system applicable to long-term acute care hospitals. Payments at rates applicable to general acute care hospitals would likely result in our long-term acute care hospitals receiving significantly less Medicare reimbursement than they currently receive for their patient services.

Twelve of our long-term acute care hospitals operate as HIH facilities and as a result are subject to additional Medicare criteria that require certain indications of separateness from their host hospitals. If any of our HIH facilities fail to meet the separateness requirements, they will be reimbursed at the lower general acute care hospital rate, which would likely adversely affect our results of operations. See “Business—Government Regulations—Overview of U.S. and State Government Reimbursements.”

If Medicare adopts restrictive criteria on the types of patients who can be admitted to long-term acute care hospitals, or if Medicare adopts a new payment method for long-term acute care hospitals, then our net revenues and profitability may decline.

In its June 2004 “Report to Congress,” the Medicare Payment Advisory Commission, or MedPAC, recommended the adoption by CMS of new facility staffing and services criteria and patient clinical characteristics and treatment requirements for long-term acute care hospitals in order to ensure that only appropriate patients are admitted to these facilities. MedPAC is an independent federal body that advises Congress on issues affecting the Medicare program. CMS is currently assessing the feasibility of developing such criteria. It is possible that, upon the conclusion of this assessment, CMS will propose and implement criteria restricting the types of patients who can be admitted to long-term acute care hospitals. Such criteria could limit the population of patients eligible for our hospitals’ services and could adversely affect our results of operations.

Congress and CMS are also considering whether the Medicare payment method for post-acute care could be significantly revised by setting uniform payment rates for patients in skilled nursing facilities, inpatient rehabilitation facilities and long-term acute care hospitals. Under this approach, Medicare reimbursement for a patient with a given condition and treatment need would be the same regardless of the type of facility in which the patient was treated. If such a policy were adopted, Medicare payment for some types of long-term acute care hospital patients could be significantly lower than it is now, which could adversely affect our results of operations.

If one of our “satellite” facilities that shares a Medicare provider number with our applicable “main” facility fails to qualify for provider-based status, then our results of operations may be adversely affected.

Medicare regulations on provider-based status require that when two or more hospital facilities share the same provider number and are considered to be a single hospital, the “remote” or “satellite” facility must meet certain criteria with respect to the “main” facility. These criteria relate largely to demonstrating a high level of integration between the two facilities. If the criteria are not met, each facility would need to meet all Medicare requirements independently, including, for example, the minimum average length of patient stay for long-term acute care hospital qualification. It is advantageous for certain “satellite” facilities that may not independently be able to meet these Medicare requirements to maintain provider-based status so that they will be reimbursed at the higher rate for long-term acute care hospitals under Medicare. If CMS determines that facilities claiming to be provider-based and being reimbursed accordingly do not meet the integration requirements of the regulations, CMS may recover the amount of any excess reimbursements based on that claimed status. We have several situations in which multiple facilities share a Medicare provider number, and the failure of any one or more of them to meet the provider-based status regulations could adversely affect our results of operations.

We may be required to acquire and implement costly new information systems to comply with new federal and state legislative efforts and regulatory initiative relating to patient privacy, security of medical information and electronic transactions.

There are currently numerous legislative and regulatory initiatives at the state and federal levels addressing concerns about the privacy and security of patient medical information and regulating the manner in which standard transactions within the healthcare industry must be processed. In particular, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), contains provisions that call for adoption of new business processes and procedures and possible needs to upgrade our computer system to protect the privacy and security of each of our patients’ individual health information and to process claims and perform other healthcare transactions electronically. The security, privacy, and standard electronic transactions regulations are expected to have a significant financial impact on the healthcare industry because they impose extensive new requirements and restrictions on the use and disclosure of identifiable patient information. Much of the required upgrading of our computer systems will be done as part of the normal annual maintenance and upgrade of our software and be included in the maintenance fees we pay our software vendor. Unforeseen difficulties in complying with these and other new privacy regulations and maintaining the information systems they require could require us to spend substantial additional sums, which could adversely impact our financial results during the periods those additional expenses are incurred. Additionally, if we fail to comply with the new regulations under HIPAA, we could suffer civil penalties up to $25,000 per calendar year for each violation and criminal penalties with fines up to $250,000 per violation. We are not in full compliance with HIPAA security regulations that went into effect on April 20, 2005 but are working to implement changes necessary to come into compliance.

Our business development plan may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

As part of our growth strategy and pursuant to our business development plan, we may selectively acquire and develop long-term acute care hospitals or other specialized hospitals. Acquiring and developing facilities may involve significant cash expenditures, debt incurrence, additional operating losses and expenses that could have a material adverse effect on our financial condition and results of operations. Acquiring and developing facilities also involves numerous risks, including:

•	the difficulty and expense of integrating new facilities into our business;

•	diversion of management’s time from existing operations;

•	potential loss of key employees or customers of acquired facilities;

•	the difficulty and expense of integrating the information systems in new facilities;

•	project delays and cost overruns associated with new hospital development;

•	assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare regulations; and

•	our competitors may acquire or seek to acquire many of the hospitals that would be suitable acquisition candidates for us, raising the cost of acquisitions.

We may fail to obtain financing for acquisitions at a reasonable cost, and any such financing might contain restrictive covenants that limit our operating flexibility. We also may be unable to operate acquired hospitals profitably or succeed in achieving improvements in their financial performance.

Future cost containment initiatives undertaken by private third-party payors may limit our future net revenues and profitability.

Initiatives undertaken by major insurers and managed care companies to contain healthcare costs affect the profitability of our hospitals. These payors attempt to control healthcare costs by contracting with hospitals and other healthcare providers to obtain services on a discounted basis. We believe that this trend will continue and may limit reimbursements for healthcare services. If insurers or managed care companies from whom we receive substantial payments reduce the amounts they pay for services, our profit margins may decline, or we may lose patients if we choose not to renew our contracts with these insurers at lower rates.

An increase in uninsured and underinsured patients in our hospitals or the deterioration in the collectibility of the accounts of such patients could harm our results of operations.

Collection of receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill that is the patient’s responsibility, which primarily includes co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payor mix, the agings of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions that might ultimately affect the collectibility of the patient accounts and make adjustments to our allowances as warranted. Significant changes in business office operations, payor mix, economic conditions or trends in federal and state governmental health coverage could affect our collection of accounts receivable, cash flow and results of operations. If we experience unexpected increases in the growth of uninsured and underinsured patients or in bad debt expenses, our results of operations could be harmed.

If we fail to maintain established relationships with the physicians in our markets, our net revenues may decrease.

Our success is, in part, dependent upon the admissions and referral practices of the physicians in the markets our hospitals serve, and our ability to maintain good relations with these physicians. Physicians referring patients to our hospitals are generally not our employees and, in many of the markets that we serve, most physicians have admitting privileges at other hospitals and are free to refer their patients to other providers. If we are unable to successfully cultivate and maintain strong relationships with these physicians, our hospitals’ admissions and businesses may decrease, and our net revenues may decline.

Shortages in qualified nurses or therapists could increase our operating costs significantly.

Our hospitals are highly dependent on nurses and therapists for patient care. The availability of qualified nurses and therapists nationwide has declined in recent years, and the salaries for nurses and therapists have risen accordingly. We may be unable to attract and retain qualified nurses or therapists in the future. Additionally, the cost of attracting and retaining nurses and therapists may be higher than we anticipate, and as a result, our profitability could decline.

If we fail to compete effectively with other hospitals, our net revenues and profitability may decline.

The long-term acute care hospital industry is highly competitive. Our hospitals face competition from general acute care hospitals and long-term acute care hospitals that provide services comparable to those offered by our hospitals. Many competing general acute care hospitals are larger and more established than our hospitals. Some of our competitors operate newer facilities and may offer services not provided by us or are operated by entities having greater financial and other resources than us. Certain of our competitors are operated by not-for-profit, non-taxpaying or governmental agencies that can finance capital expenditures on a tax-exempt basis and that receive funds and charitable contributions unavailable to us. Our facilities compete based on factors such as reputation for quality care; the commitment and expertise of staff and physicians; the quality and comprehensiveness of treatment programs; charges for services; and the physical appearance, location and condition of facilities. We cannot assure you that we will be able to compete effectively in our markets or that increased competition in the future will not adversely affect our financial position, results of operations and liquidity.

Our business operations could be significantly disrupted if we lose key members of our management team.

Our success depends to a significant degree upon the continued contributions of our new and incumbent senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate these individuals. The loss of the services of any of our senior officers or key employees, particularly our executive officers named in “Management,” could prevent us from successfully executing our business strategy and could have a material adverse effect on our results of operations.

Our operations are heavily concentrated in Texas, which makes us sensitive to economic, regulatory, environmental and other developments in Texas.

For the twelve months ended December 31, 2005, 44.4% of our revenues were generated in Texas. Such a concentration increases the risk that, should any adverse economic, regulatory, environmental or other developments occur within this state, our business, financial position, results of operations or cash flows could be materially adversely affected.

Specifically, a natural disaster or other catastrophic event could affect us more significantly than other companies with less geographic concentration. In the recent past, hurricanes have had a negative effect on the operations of our hospitals in Louisiana. During the twelve months ended December 31, 2005, 22.3% of our net patient service revenue were generated in Louisiana. The three New Orleans hospitals that were closed in the aftermath of Hurricane Katrina contributed 8.5% of our consolidated net patient service revenue for the twelve months ended December 31, 2005. Any disruptive event in Texas or any of our other major markets in the future could have similar negative effects.

Legal action or other claims could arise in connection with the investigation by the Louisiana Attorney Generals Office

On September 28, 2005, the Louisiana Attorney General’s office announced that it is conducting an investigation of 13 nursing homes and six hospitals in the New Orleans area relating to patient deaths that occurred at these facilities during and in the aftermath of Hurricane Katrina. One of these facilities is Memorial Medical Center within which we operated an 82-bed HIH facility. We have been fully cooperating with this investigation since its inception. We have received no indication of how long the Attorney General’s office will take to complete its investigation. At this time we cannot determine whether this investigation or any related claims will have any impact on us. If we become a target of the investigation, it could have a materially adverse effect on our business, operating results and financial condition. To date, we have not been the subject of any litigation arising from the circumstances surrounding Hurricane Katrina, however, there can be no assurance that legal action or claims arising form these circumstances will not be brought against us in the future.

Significant legal actions as well as the cost and possible lack of available insurance could subject us to substantial uninsured liabilities.

In recent years, physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice or related legal theories. Many of these actions involve large claims and significant defense costs. We maintain professional malpractice liability insurance and general liability insurance coverage. As a result of unfavorable pricing and availability trends in the professional liability insurance market and the insurance market in general, the cost and risk sharing components of professional liability coverage have changed dramatically. Many insurance underwriters have become more selective in the insurance limits and types of coverage they will provide as a result of rising settlement costs and the significant failures of some nationally known insurance underwriters. In some instances, insurance underwriters will no longer issue new policies in certain states that have a history of high medical malpractice awards. As a result, we have experienced substantial changes in our medical and professional malpractice insurance program. Among other things, in order to obtain malpractice insurance at a reasonable cost, we are required to assume substantial self-insured retentions for our professional liability claims. A self-insured retention is a minimum amount of damages and expenses (including legal fees) that we must pay for each claim. We use actuarial methods to determine the value of the losses that may occur within this self-insured retention level. Our insurance agreements may require us to post security to cover estimated losses that we assumed for previous policy years. Because of the high retention levels, we cannot predict with certainty the actual amount of the losses we will assume and pay. To the extent that subsequent claims information varies from loss estimates, the liabilities will be adjusted to reflect current loss data. There can be no assurance that in the future malpractice insurance will be available at a reasonable price or at all or that we will not have to further increase our levels of self-insurance. In addition, our insurance coverage does not cover punitive damages and may not cover all claims against us. See “Business—Government Regulations—Other Healthcare Regulations.”

If confidential information about our current and former employees is or has been misappropriated, we may incur costs to protect those individuals against identity theft or to provide them with a remedy.

In May 2005 we discovered that a security breach at one of our offices resulted in unauthorized access to confidential information relating to our current employees and certain of our former employees. If that confidential information has indeed been misappropriated and is used illegally, it could result in “identity theft” and related harm and inconvenience to those individuals. We have incurred expenses and expect to incur additional expenses to take measures to prevent such unauthorized use. We may also incur expenses in providing assistance or other remedies to individuals who are damaged as a result of this security breach. To date we are not aware of any individuals who have been damaged by this security breach.

MARKET AND INDUSTRY INFORMATION

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, including MedPAC or other published industry sources, and our estimates based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our customers, trade and business organizations and other contacts in the markets in which we operate. We believe this information to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements regarding, among other things, our financial condition, results of operations, plans, objectives, future performance and business. All statements contained in this document other than historical information are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as “may,” “expects,” “believes,” “anticipates,” “estimates,” “should,” or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	changes in government reimbursement for our services or new restrictive criteria regarding the types of patients that may be admitted to our facilities may have an adverse effect on our future revenues and profitability including, for example, the changes described under “Recent Developments”;

•	changes in applicable regulations or a government investigation or assertion that we have violated applicable regulations may result in increased costs or sanctions that reduce our revenues and profitability;

•	actions that may be brought by individuals on the government’s behalf under the False Claims Act’s qui tam or whistleblower provisions may expose us to unforeseen liabilities;

•	compliance with the Medicare “hospital within a hospital” regulation changes that will require increased capital expenditures and may have an adverse effect on our future revenues and profitability;

•	the failure of our long-term acute care hospitals to maintain their qualification as such may cause our revenues and profitability to decline;

•	the failure of our facilities operated as “hospitals within hospitals” to qualify as hospitals separate from their host hospitals may cause our revenues and profitability to decline;

•	the adoption by Medicare of new payment methods for long-term acute care hospitals may cause our revenues and profitability to decline;

•	the failure of our “satellite” facilities to qualify for provider-based status with the applicable “main” facilities may adversely affect our results of operations;

•	implementation of new information systems to comply with federal and state initiatives relating to patient privacy, security of medical information and electronic transactions may result in increased costs;

•	implementing accounting and other management systems and resources in response to financial reporting and other requirements may result in increased costs;

•	integration of recently acquired operations and future acquisitions may prove difficult or unsuccessful, use significant resources or expose us to unforeseen liabilities;

•	private third-party payors for our services may undertake future cost containment initiatives that limit our future revenues and profitability;

•	the failure to maintain established relationships with the physicians in our markets could reduce our revenues and profitability;

•	shortages in qualified nurses or therapists could increase our operating costs significantly;

•	competition may limit our ability to grow and result in a decrease in our revenues and profitability;

•	the loss of key members of our management team could significantly disrupt our operations;

•	the geographic concentration of our facilities in Texas may make us sensitive to economic, regulatory, environmental and other developments in this state;

•	the effect of legal actions asserted against us or lack of adequate available insurance could subject us to substantial uninsured liabilities; and

•	protecting current and former employees from the effects of misappropriated data may use significant resources or subject us to liabilities.

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We do not intend, and do not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of this prospectus.

You should review carefully the section captioned “Risk Factors” in this prospectus for a more complete discussion of the risks of an investment in the notes.

THE TRANSACTIONS

On August 11, 2005, we consummated an acquisition pursuant to which Rainier Acquisition Corp., a Delaware corporation formed by investment funds associated with The Carlyle Group and certain members of our management and board of directors, merged with and into our Company, with our Company continuing as the surviving corporation. The funds necessary to consummate the acquisition were approximately $552.0 million, including approximately $512.2 million to pay the then current stockholders and option holders, approximately $10.7 million to repay existing indebtedness and approximately $29.1 million to pay related fees and expenses. The effective date of the merger was August 11, 2005. We refer to this acquisition and related financings as the “Transactions.”

In connection with the Transactions, we borrowed $255.0 million under a new senior credit facility and issued $150.0 million principal amount of outstanding senior subordinated notes. We also entered into a revolving credit facility that provides up to $75.0 million of borrowing capacity. To date, we have made no borrowings pursuant to the revolving credit facility.

RECENT DEVELOPMENTS

Recent Regulatory Changes

CMS Fiscal 2007 Reimbursement Changes. On May 2, 2006 CMS issued the regulations for the 2007 fiscal year starting on July 1, 2006 regarding the prospective payment system for long-term acute care hospitals. The rules included, among other things, (i) a change to the payment provisions related to short-stay outliers; (ii) an increase in the outlier fixed-loss amount from $10,501 to $14,887; (iii) an increase in the labor-related share of the prospective payment system federal rate from 72.855% to 75.665%; (iv) an elimination of the surgical case exception to the three-day or less interruption of stay policy, under which Medicare currently reimburses a general acute care hospital directly for surgical services furnished to a long-term acute care hospital during a brief interruption of stay from the long-term acute care hospital; and (v) a freeze of the fiscal 2007 federal rate at the 2006 level.

The current payment methodology for short-stay outliers reimburses long-term acute care hospital providers at the lowest of (i) 120% of the patient’s cost; (ii) 120% of the per diem amount based on the diagnosis related group; or (iii) the full diagnostic related group payment. The CMS changes to short-stay outlier reimbursement added a fourth payment alternative, a blended amount based upon (i) the amount that would otherwise be paid under the short-term acute care in-patient payment system computed as a per diem and capped at the full in-patient payment system payment amount and (ii) 120% of the per diem amount based on the diagnosis related group for long-term acute care hospitals. An additional CMS change will lower the reimbursement under the patient cost payment alternative from 120% of patient cost to 100%.

CMS has estimated that exclusive of the freeze of the federal rate for fiscal 2007, the other changes will result in a decrease in Medicare reimbursement of 3.7% per discharge for long-term acute care hospital providers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the potential impact these regulatory changes could have on our operations.

Proposed Diagnosis Related Group Weighting—for Fiscal 2007. On April 12, 2006 CMS issued proposed changes to the relative weights and lengths of stay for the diagnosis related groups treated by long-term acute care hospitals. The proposed rule was published on April 25, 2006 and comments will be accepted through June 12, 2006. CMS estimated that their proposed changes would result in reducing payment to long-term acute care providers by 1.4% based on the current reimbursement regulations that are in place. We have not determined the estimated impact to us of these proposed changes based upon our historical Medicare patient activity. We expect the final rule will be published in August 2006 and would go into effect for Medicare discharges on or after October 1, 2006.

Diagnosis Related Group Weights for Fiscal 2006. Effective October 1, 2005 CMS issued a rule to, among other things, revise the classifications, relative weights and lengths of stay for the diagnosis related groups treated by long-term acute care hospitals. CMS estimates that the changes will reduce aggregate Medicare reimbursement to long-term acute care hospitals by approximately 4.2%. These percentages are based on the industry average for all facilities. The results for a particular facility will vary based on the facility’s patient mix and geographic location. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the potential impact of these regulatory changes could have on our operations.

Hospital-within-hospital Admission Regulations. CMS implemented new regulations applicable to HIH facilities that became effective for hospital cost reporting periods beginning on or after October 1, 2004. Subject to exceptions that we believe exempt certain HIH facilities, an HIH facility will receive lower rates of reimbursement for Medicare patients admitted from its host hospital if the number of Medicare patients admitted to the HIH facility from its host hospital exceeds a specified percentage of the HIH’s total admitted Medicare patients. In general, the Medicare admissions threshold has been established at 25% for new HIH facilities. For HIH facilities that meet specified criteria and were in existence prior to October 1, 2004, the Medicare admissions thresholds will be phased in over a four-year period starting with hospital cost reporting periods beginning on or after October 1, 2004.

CMS Study on Patient and Facility Criteria. Based upon a June 2004 report prepared by the Medicare Payment Advisory Commission, it was recommended that CMS study and consider new patient and facility criteria for long-term acute care hospital providers. At this time we are not certain as to when this study will be finalized nor of the impact any such proposed changes, if enacted, could have on our operations and financial performance in future periods.

Recent Events

Impact of Hurricane Katrina

During the last week of August 2005 operations at our three New Orleans hospitals ceased as a result of Hurricane Katrina. The Chalmette campus, a hospital within a hospital, contained 37 licensed beds and was substantially damaged as a result of Hurricane Katrina. We will not be able to resume operations within the existing building. Our other two New Orleans locations are within hospitals operated by Tenet Healthcare Corporation (“Tenet”). These facilities contain a combined 113 licensed beds. In November 2005, Tenet terminated the leases for these facilities effective December 15, 2005 due to the extensive physical damages sustained at the hospitals. We are evaluating whether our Medicare provider numbers and licenses for these three facilities can be used for alternative sites. To the extent we are able to relocate these facilities, we will have capital expenditure needs and will incur start-up costs associated with the relocation. At this time we do not yet know the amount of the capital expenditure requirements or start-up costs that we would incur if and when these operations are relocated. However, we expect that such costs would result in the new facilities sustaining losses at least in the short-term. We cannot determine the likelihood of being able to re-open hospitals in the New Orleans market.

For the twelve months ended December 31, 2005 and 2004, these three hospitals contributed $29.5 million and $38.5 million of our net patient service revenue, respectively. As a result of the losses incurred in connection with Hurricane Katrina, we recorded impairment charges on identifiable intangible assets of $5.0 million, on long-lived assets of $1.2 million and on goodwill of $68.0 million for the twelve months ended December 31, 2005. The impairment charge on long-lived assets is net of $0.9 million of insurance proceeds. We are working with our insurance carriers to determine if additional amounts may be recovered pursuant to our existing policies in addition to the $7.9 million we have received to date. Any additional insurance proceeds are not expected to exceed $3.5 million, the balance remaining under the policy limits.

On September 28, 2005, the Louisiana Attorney General’s office announced that it is conducting an investigation of 13 nursing homes and six hospitals in the New Orleans area relating to patient deaths that occurred at these facilities during and in the aftermath of Hurricane Katrina. One of these facilities is Memorial Medical Center within which we operated an 82-bed facility. We have been fully cooperating with this investigation since its inception. We have received no indication of how long the Attorney General’s office will take to complete its investigation. At this time we cannot determine whether this investigation will have any impact on the Company. If the Company becomes a target of the investigation, it could have a materially adverse effect on our business, operating results and financial condition. To date, the Company has not been the subject of any litigation arising from the circumstances surrounding Hurricane Katrina, however there can be no assurance that legal action or claims arising from these circumstances will not be brought against the Company in the future.

Corporate Information

LifeCare Holdings, Inc. is a corporation organized under the laws of the state of Delaware with principal executive offices located at 5560 Tennyson Parkway, Plano, Texas 75024. Our telephone number at our principal executive offices is (469) 241-2100. Our worldwide web address is www.lifecare-hospitals.com. The information on our website is not part of this prospectus.

THE EXCHANGE OFFER

Purpose and Effect

Concurrently with the sale of the outstanding notes on August 11, 2005, we and the subsidiary guarantors entered into a registration rights agreement with the initial purchasers of the outstanding notes that requires us to file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, declared effective within 120 days after the date it is filed, and we must pay additional interest on the notes if we do not complete the exchange offer within 60 days after the date that the registration statement is declared effective.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the outstanding notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain additional interest on the outstanding notes provided in the registration rights agreement, referred to herein as Additional Interest, provided that we complete the exchange offer within 60 days of the effective date of the registration statement of which this prospectus forms a part. Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the outstanding notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected upon consummation of the exchange offer. See “Risk Factors—If you do not properly tender your outstanding notes, your ability to transfer your outstanding notes will be adversely affected.”

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the holder is not an “affiliate” (within the meaning of Rule 405 under Securities Act) of us, or the subsidiary guarantors;

•	the holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the notes in violation of the provisions of the Securities Act;

•	any notes to be received by the holder will be acquired in the ordinary course of business;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of such notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offering in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

Resale of the Exchange Notes

Based on an interpretation by the Staff of the Commission set forth in no-action letters issued to third-parties, we believe that, with the exceptions set forth below, the exchange notes issued in the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	acquired the notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of the exchange notes;

•	is an “affiliate” of ours or the subsidiary guarantors within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act; or

•	is prohibited by law or policy of the Commission from participating in the exchange offer.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on June 20, 2006, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the outstanding notes.

As of the date of this prospectus, $150.0 million in aggregate principal amount of outstanding notes were outstanding, and there was one registered holder, a nominee of The Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to U.S. Bank National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes as promptly as practicable after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the outstanding notes and the registration rights agreement.

Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and to not accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Conditions to the Exchange Offer.” In the event that we materially change the exchange offer, including by waiving a material condition, we will extend the offer period as necessary so that at least five business days remain in the offer following notice of the material change.

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on June 20, 2006, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time. We reserve the right, in our sole discretion:

•	to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to a financial news service.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the acceptance of those outstanding notes for exchange or the exchange of the exchange notes for those outstanding notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the Commission or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or any state securities commission or other regulatory authority issues an order suspending the qualification or exemption from qualification of the exchange notes. In any of those events we are required to use commercially reasonable efforts to obtain the withdrawal or lifting of any such order at the earliest possible time.

Procedures for Tendering

Only a registered holder of notes may tender such notes in the exchange offer. To effectively tender in the exchange offer, a holder must complete, sign and date a copy or facsimile of the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with the notes and any other required documents, to the exchange agent at the address set forth below under “—Exchange Agent” for receipt on or prior to the expiration date. Delivery of the notes also may be made by book-entry transfer in accordance with the procedures described below. If you are effecting delivery by book-entry transfer,

•	confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date; and

•	you must transmit to the exchange agent on or prior to the expiration date a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of the confirmation of book-entry transfer.

By executing the letter of transmittal or effecting delivery by book-entry transfer, each holder is making to us those representations set forth under the heading “—Resale of the Exchange Notes.”

The tender by a holder of notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of the notes and the letters of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to ensure delivery to the exchange agent on or prior to the expiration date. You should not send any letters of transmittal or notes to us. Holders may request that their respective brokers, dealers, commercial banks, trust companies or nominees effect the above transaction for such holders.

The term “holder” with respect to the exchange offer means any person in whose name notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose notes are held of record by DTC who desires to deliver such notes by book-entry transfer at DTC.

Effect of Not Tendering

Holders of outstanding notes who do not exchange their outstanding notes for exchange notes in the exchange offer will remain subject to the restrictions on transfer of such outstanding notes:

•	as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the Commission staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the Commission; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Guaranteed Delivery Procedures

If your notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should promptly contact the person in whose name the notes are registered and instruct such registered holder to tender on your behalf. If a beneficial owner wishes to tender on his or her own behalf, the holder must, prior to completing and executing the letter of transmittal and delivering the notes, either make appropriate arrangements to register ownership of the notes in his or her name or to obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (defined below) unless the notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of a participant in a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act (an “Eligible Institution”).

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, such guarantee must be by an Eligible Institution.

If the letter of transmittal is signed by a person other than the registered holder of any notes listed therein, such notes must be endorsed or accompanied by properly completed bond powers, signed by such registered holder as such registered holder’s name appears on such notes with the signature thereon guaranteed by an Eligible Institution. If the letter of transmittal or any notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and submit with the letter of transmittal evidence satisfactory to so act.

Book Entry Transfer

We understand that the exchange agent will make a request, promptly after the date of this prospectus, to establish accounts with respect to the notes at the book-entry transfer facility of DTC for the purpose of facilitating this exchange offer, and subject to the establishment of these accounts, any financial institution that is a participant in the book-entry transfer facility system may make book-entry delivery of notes by causing the transfer of such notes into the exchange agent’s account with respect to the notes in accordance with DTC’s procedures for such transfer. Although delivery of the notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, unless the holder complies with the procedures described in the following paragraph or the guaranteed delivery procedures described below, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below before the expiration date. The delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

The exchange agent and DTC have confirmed that the exchange offer is eligible for the Automated Tender Offer Program (“ATOP”) of DTC. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer notes to the exchange agent in accordance with the procedures for transfer established under ATOP. DTC will then send an Agent’s Message to the exchange agent. The term “Agent’s Message” means a message transmitted by DTC that, when received by the exchange agent, forms part of the formation of a book-entry transfer and that states that DTC has received an express acknowledgement from the DTC participant that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant. In the case of an Agent’s Message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent that states that DTC has received an express acknowledgement from the DTC participant that such participant has received and agrees to be bound by the notice of guaranteed delivery.

We will determine all questions as to the validity, form eligibility (including time of receipt), acceptance and withdrawal of the tendered notes in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all notes not validly tendered or any notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to particular notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to the tender of notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if notes are submitted in a principal amount greater than the principal amount of notes being tendered by such tendering holder, such unaccepted or non-exchanged notes will be returned by the exchange agent to the tendering holders (or, in the case of notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such unaccepted or non-exchanged notes will be credited to an account maintained with such book-entry transfer facility), unless otherwise provide in the letter of transmittal designed for such notes, promptly following the expiration date.

Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of outstanding notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn, whom we refer to as the depositor;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes or, in the case of notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such outstanding notes into the name of the person withdrawing the tender; and

•	Specify the name in which any such outstanding notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those outstanding notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the expiration date.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail; Hand Delivery or Overnight Courier:

U.S. Bank National Association

EP-MN-WS2C

60 Livingston Avenue

St. Paul, MN 55107

Attn: Specialized Finance Dept.

By Facsimile (Eligible Institutions Only):

(651) 495-8158

For Information or Confirmation by Telephone:

(800) 934-6802

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail. However, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated August 11, 2005, by and among us, the subsidiary guarantors and the initial purchasers of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. Instead, we will receive in exchange outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our total and capitalization as of December 31, 2005. You should read this table in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

As of December 31, 2005
(in millions)
Total debt (including current maturities):
Senior secured credit facility-term loan	$254.4
Capital leases	10.1

Total Senior secured debt	264.5
Senior subordinated notes offered hereby	150.0

Total debt	414.5
Stockholders’ equity	66.1

Total capitalization	$480.6

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial data has been derived by the application of pro forma adjustments to our historical consolidated statement of operations. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 give effect to the Transactions as if such events occurred on January 1, 2005. The unaudited pro forma condensed consolidated statement of operations is for comparative purposes only and does not purport to represent what our results of operations would actually have been had the Transactions in fact occurred on the assumed date or to project our results of operations for any future date or future period. A pro forma balance sheet is not presented because the Transactions are fully reflected in our historical balance sheet as of December 31, 2005 that is contained herein.

The merger of LifeCare with Rainier Acquisition Corp. is accounted for, and is presented in the pro forma condensed consolidated statements of operations, using the purchase method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” with the resultant goodwill and other intangible assets recorded in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (FAS 142). The purchase price in excess of net tangible and intangible assets acquired and liabilities assumed has been allocated to goodwill. The fair values of tangible and identifiable intangible assets acquired were determined based on the best information currently available to management. In accordance with the provisions of SFAS 142, identifiable intangibles are amortized over their estimated life and no amortization of indefinite-lived intangible assets or goodwill will be recorded.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated statement of operations. The actual purchase accounting adjustments described in the accompanying notes were made as of the closing date of the Transactions. Revisions to the preliminary purchase price allocation of the Transactions could result in differences between the actual amounts and the unaudited pro forma condensed consolidated statement of operations contained herein.

You should read our unaudited pro forma condensed consolidated statement of operations and the related notes thereto in conjunction with our historical consolidated financial statements and related notes thereto and other information in “Selected Historical Financial and Operating Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein. Dollar amounts are in thousands unless otherwise indicated.

	Successor For the Period August 11 through December 31, 2005	Predecessor For the Period January 1 through August 10, 2005	Combined Twelve Months Ended December 31, 2005	Pro Forma Adjustments		Consolidated Pro Forma for Twelve Months Ended December 31, 2005
Statement of Operations data:
Net patient service revenue	$124,468	$221,802	$346,270	$—		$346,270

Salaries, wages and benefits	56,471	93,853	150,324	(4,660	)(1)	145,664
Stock compensation associated with merger	—	54,530	54,530	(54,530	)(2)	—
Supplies	12,390	20,020	32,410			32,410
Rent	6,594	11,192	17,786			17,786
Other operating expenses	27,624	51,756	79,380	(2,131	)(3)	77,407
				(149	)(4)
				307	(4)
Provision for doubtful accounts	5,590	3,644	9,234	—		9,234
Depreciation and amortization	5,938	3,533	9,471	6,089	(5)	15,560
Goodwill impairment charge	68,000	—	68,000	—		68,000
Identifiable and long-lived assets impairment charges	6,206	—	6,206	—		6,206
Business interruption insurance proceeds	(7,000)	—	(7,000)	—		(7,000)
Interest expense, net	13,799	1,601	15,400	15,309	(6)	30,709

Total expenses	195,612	240,129	435,741	(39,765)		395,976

Income (loss) before income taxes	(71,144)	(18,327)	(89,471)	39,765		(49,706)
Provision for income taxes	(1,308)	(5,462)	(6,770)	15,111	(7)	8,341

Net income (loss)	$(69,836)	$(12,865)	$(82,701)	$24,654		$(58,047)

Other financial data and ratios:
Credit Agreement EBITDA (8)	$23,973	$52,761	$76,734	$—		$76,734
Interest coverage ratio as defined in the senior credit agreement (8)						2.64
Leverage ratio as defined in the senior credit agreement (9)						5.21
Ratio of earnings to fixed charges						(10)

(1)	Reflects the removal of $4,660 in compensation expense that was incurred during the Predecessor Period in connection with the Transactions. These expenses primarily represented deferred compensation, severance and bonus payments that became due as a result of the Transactions. The adjustment also removes stock option compensation expense associated with stock options that were exercised and retired in connection with the Transactions.
(2)	Reflects the removal of merger related stock compensation charges of $54,530 that were incurred during the Predecessor Period related to the purchase of all vested and unvested outstanding stock options in connection with the Transactions.
(3)	Reflects the removal of $2,131 of other expenses that were incurred during the Predecessor Period in connection with the Transactions. These expenses consisted of legal and accounting fees, costs associated with the Hart-Scott-Rodino filing and costs associated with purchasing a six-year extended reporting period under the Company’s directors and officers’ liability insurance policy.

(4)	Reflects an adjustment of $149 to remove the actual historical management fee related to our former majority shareholder during the Predecessor period, as the agreement with our former majority shareholder was terminated on August 10, 2005. The management agreement entered into with our current majority shareholder as of the date of the Transactions provides that the Company has an annual obligation of $500. The pro forma adjustment of $307 represents the difference between the $500 annual fee and the actual fees reflected in our financial statements for the period from August 11, 2005 through December 31, 2005.
(5)	$4,503 of this adjustment is to reflect the additional depreciation expense as a result of adjusting our property and equipment to fair market value in connection with reflecting the Transactions in our financial statements. The adjustment of our property and equipment to their estimated fair market value amounted to $28.8 million. Property and equipment are depreciated over their estimated lives of three to thirty-five years. In addition, amortization expense was increased by $1,586 as a result of the value assigned to non-compete agreements in connection with recording the Transactions. The useful lives of the non-compete agreements are approximately five years.
(6)	Reflects the net change in interest expense as a result of the new financing arrangements to fund the Transactions as if these financings had occurred at the beginning of the period and the elimination of interest expense on debt obligations that were repaid on August 10, 2005 in connection with the Transactions. The table below provides detail related to this pro forma adjustment to interest expense. The adjustments for the amortization of deferred financing expenses, one time interest expense on bridge financing and interest income are required pursuant to our senior credit agreement to derive consolidated interest expense.

	Successor For the Period August 11 through December 31, 2005	Predecessor For the Period January 1 through August 10, 2005	Combined Twelve Months Ended December 31, 2005	Pro Forma Adjustments	Consolidated Pro Forma for Twelve Months Ended December 31, 2005
Elimination of interest on notes payable repaid on August 10, 2005:
Notes payable to bank	$—	$304	$304	$(304)	$—
Revolving line of credit	—	138	138	(138)	—
Interest on preferred stock	—	732	732	(732)	—
Interest on new borrowings:
Senior secured credit facility—term loan	6,258	—	6,258	8,076	14,334
9 1/4 senior subordinated notes	5,473	—	5,473	8,556	14,029
Commitment fees on revolver	147	—	147	228	375
Amortization of deferred financing expenses:
Deferred financing expenses on debt retired at August 10, 2005	—	271	271	(271)	—
Deferred financing expenses on new borrowings	663	—	663	1,019	1,682
Other interest:
Bridge financing expense related to Transactions	1,125	—	1,125	(1,125)	—
Capital leases	324	473	797	—	797

Interest expense	$13,990	$1,918	$15,908	$15,309	31,217

Less interest income					(508)

Interest expense, net					30,709
Less amortization of deferred financing expenses					(1,682)

Consolidated cash interest expense as defined in senior credit agreement					$29,027

(7)	Reflects the adjustment in the provision for income taxes resulting from the above pro forma adjustments at an effective tax rate of 38%.
(8)	At December 31, 2005 the Company’s senior credit agreement prohibited the Company or its subsidiaries from incurring indebtedness unless the “Interest Coverage Ratio” was at least 2.00. The Interest Coverage Ratio is the ratio of “Credit Agreement EBITDA” to “Consolidated Cash Interest Expense” for the four most recent fiscal quarters and was computed pursuant to the senior credit agreement as follows:

	Successor For the Period August 11 through December 31, 2005	Predecessor For the Period January 1 through August 10, 2005	Combined Twelve Months Ended December 31, 2005	Pro Forma Adjustments	Consolidated Pro Forma for Twelve Months Ended December 31, 2005
Net income (loss)	$(69,836)	$(12,865)	$(82,701)	$24,654	$(58,047)
Interest expense (net of interest income)	13,799	1,601	15,400	15,309	30,709
Provision for income taxes	(1,308)	(5,462)	(6,770)	15,111	8,341
Depreciation and amortization	5,938	3,533	9,471	6,089	15,560
Non-cash impairment charges resulting from the application of SFAS 142 and 144 (a)	74,206	—	74,206		74,206
Non-cash charges (b)	28	—	28		28
Non-recurring fees (c)	—	2,131	2,131	(2,131)	—
Other non-recurring charges (d)	—	54,530	54,530	(54,530)	—
	1,509		1,509		1,509
	—	2,253	2,253		2,253
	—	4,660	4,660	(4,660)	0
	1,007	70	1,077		1,077
	—	410	410		410
	—	188	188		188
Covered insurance expense (e)	5,437	1,563	7,000		7,000
	(7,000)		(7,000)		(7,000)
Management fees (f)	193	149	342	(149)	193
				307	307
Cost savings initiatives (g)	—	—	—		—

Credit Agreement EBITDA (h)	$23,973	$52,761	$76,734	$—	$76,734

Consolidated cash interest expense as defined in the senior credit agreement					$29,027

Interest coverage ratio as defined in the senior credit agreement					2.64

The definitions below for items (a) through (g) are those contained in our senior credit agreement pursuant to the definition of “Consolidated EBITDA,” which we refer to in this prospectus as Credit Agreement EBITDA.

(a)	Non-cash impairment charges—The $74,206 represents impairment charges of $68,000 related to goodwill and $6,206 related to certain identifiable intangible and long-lived assets as a result of losses sustained in connection with Hurricane Katrina.
(b)	Non-cash charges—The $28 non-cash charge during the successor period related to compensation expense recognized due to the amortization of the 160,000 shares of restricted stock granted on November 4, 2005 by the Company to certain executives.

(c)	Non-recurring fees—The $2,131 of expenses were primarily professional fees associated with the Transactions that were eliminated through the pro forma adjustments previously discussed.
(d)	Other non-recurring charges—The $54,530 eliminated as a pro forma adjustment primarily related to stock options that were exercised and retired in connection with the Transactions. The $1,509 adjustment represents operating losses before taxes related to our New Orleans operations for the period following the closure of our hospitals during the last week of August 2005 through December 31, 2005 net of the $7,000 of insurance proceeds received to date pursuant to our business interruption insurance coverage that is further discussed in (e) below. The adjustment for $2,253 substantially represents professional fees paid in connection with the home office cost report self reporting discussed in footnote 16 to our Consolidated Financial Statements contained herein. We anticipate this matter will be resolved in the twelve months ended December 31, 2006 and as a result the professional expenses related to this matter would not be incurred in future periods. Furthermore, the settlement and related expenses incurred post the Transactions will be paid out of $7.5 million that is held in one of the specific escrow funds established for this matter. The adjustment of $4,660 was for deferred compensation, severance, bonus and other compensation expense incurred as a result of the Transactions. The $1,077 was added back related to losses before income taxes for the year ended December 31, 2005 that related to our West Chester, Pennsylvania hospital that was opened in September 2005. $410 was added back as a non-recurring charge related to severance and other compensation paid to a former executive officer and board member prior to the Transactions. The $188 added back related to severance and retention expense charges associated with the closure of our Shreveport corporate office during the year ended December 31, 2005.
(e)	Covered insurance expenses—The add back of $7,000 represents losses sustained in connection with the closure of our three New Orleans hospitals in the aftermath of Hurricane Katrina. The corresponding reduction of $7,000 is the business interruption insurance coverage proceeds received through December 31, 2005 related to losses incurred as a result of Hurricane Katrina.
(f)	Management fees—The adjustments of $(149) and $307 reflect removal of management fees paid to our prior majority shareholder and inclusion of amounts owed to our current majority shareholders, respectively, for the year ended December 31, 2005. These expenses are excluded pursuant to our credit agreement.
(g)	Cost savings initiatives—There we no such adjustments for the period presented.
(h)	Credit Agreement EBITDA is used in the calculations of the interest coverage and leverage ratios that are included in the covenants contained in our existing senior secured credit agreement. Credit Agreement EBITDA is not a measure of financial performance computed in accordance with GAAP and should not be considered in isolation or as a substitute for operating income, net income, cash flows from operations, or other statement of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity. In addition the calculation of Credit Agreement EBITDA is susceptible to varying interpretations and calculation, and the amounts presented may not be comparable to similarly titled measures of other companies. Credit Agreement EBITDA may not be indicative of historical operating results, and we do not mean for it to be predictive of future results of operations or cash flows. In addition actual results may differ from those reflected in Credit Agreement EBITDA. Certain adjustments detailed above may not qualify as pro forma adjustments under Regulation S-X of the Securities Act and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Accordingly, the adjustments have been excluded from the pro forma adjustments set forth under “Unaudited Pro Forma Condensed Consolidated Financial Information.”

(9)	At December 31, 2005 the Company’s senior credit agreement prohibited the Company or its subsidiaries from incurring indebtedness unless the “Leverage Ratio” was less than 6.75. The Leverage Ratio is the ratio of “Total Indebtedness” to “Consolidated EBITDA” (referred to herein as Credit Agreement EBITDA) for the four most recent fiscal quarters and is computed pursuant to the Company’s senior credit agreement as follows:

At December 31, 2005
Total indebtedness per the senior secured credit agreement:
Total debt as reported	$414,494
Less cash and cash equivalents in excess of $5,000 as defined in the senior secured credit agreement	14,843

Total indebtedness as defined in the senior secured credit agreement	$399,651
Credit Agreement EBITDA	$76,734

Leverage ratio	5.21

(10)	The ratio of earnings to fixed charges was less than 1:1 for the Pro Forma year ended December 31, 2005. For this period, we would have had to generate additional earnings of $49,706 to have achieved a coverage ratio of 1:1.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The selected historical consolidated financial and other data set forth below should be read in conjunction with management’s discussion and analysis of financial condition and results of operations and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor					Successor
	Year Ended December 31,				Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005
	2001	2002	2003	2004
Statement of Operations Data:
Net patient service revenue	$228,363	$268,720	$283,178	$324,102	$221,802	$124,468

Salaries, wages and benefits	108,704	123,102	131,059	134,049	93,853	56,471
Stock compensation associated with merger	—	—	—	—	54,530	—
Supplies	22,431	26,046	25,510	29,001	20,020	12,390
Rent	16,123	18,417	18,946	17,330	11,192	6,594
Other operating expenses	67,436	81,011	72,870	73,745	51,756	27,624
Provision for doubtful accounts	3,210	5,098	2,748	4,582	3,644	5,590
Depreciation and amortization	5,149	5,251	5,936	5,741	3,533	5,938
Goodwill impairment charge	—	—	—	—	—	68,000
Identifiable intangible and long-lived asset impairment charges	—	—	—	—	—	6,206
Business interruption insurance proceeds	—	—	—	—	—	(7,000)
Interest expense, net	3,175	3,722	4,185	3,463	1,601	13,799

Total expenses	226,228	262,647	261,254	267,911	240,129	195,612

Income before income taxes	2,135	6,073	21,924	56,191	(18,327)	(71,144)
Provision for income taxes	1,170	2,385	8,495	21,148	(5,462)	(1,308)

Net income (loss) from continuing operations	965	3,688	13,429	35,043	(12,865)	(69,836)
Discontinued operations (net of tax)	(214)	131	—	—	—	—

Net income (loss)	$751	$3,819	$13,429	$35,043	$(12,865)	$(69,836)

Balance Sheet Data (end of period):
Cash and cash equivalents	$2,977	$9,974	$8,004	$6,678		$19,843
Working capital	13,863	2,594	20,078	39,917		82,529
Total assets	97,259	105,501	107,356	131,677		544,114
Total debt	34,191	37,323	24,473	20,686		414,494
Redeemable preferred stock	28,003	30,524	33,272	36,063		—
Stockholders’ equity (deficit)	(11,075)	(9,777)	95	33,547		66,092

Other Financial Data:
Cash flows provided by (used in):
Operating activities	$(11,931)	$12,813	$14,839	$17,294	$20,387	$17,213
Investing activities	(3,886)	(3,940)	(688)	(11,367)	(2,915)	(519,582)
Financing activities	17,586	(1,876)	(16,121)	(7,253)	(14,360)	522,212
Capital expenditures	4,158	9,282	3,850	14,812	8,441	1,483
Ratio of earnings to fixed charges	(1)	1:1.1	1:2.2	1:4.8	(1)	(1)

	Predecessor				Successor and Predecessor Combined 2005
	Year Ended December 31,
	2001	2002	2003	2004
Other Operating Data:
Number of HIH hospitals (end of period)	15	15	15	15	12
Number of freestanding hospitals (end of period)	4	5	5	5	6

Number of total hospitals (end of period)	19	20	20	20	18
Licensed beds (end of period)	900	945	949	959	893
Average licensed beds	828	892	938	954	969
Admissions	6,531	8,654	8,678	8,872	9,182
Patient days	191,232	233,569	225,702	236,403	242,080
Occupancy rate	63.3%	71.8%	65.9%	67.7%	68.5%
Percent net patient service revenue from Medicare	78.6%	80.4%	79.3%	75.8%	76.0%
Net patient service revenue per patient day	$1,194	$1,150	$1,255	$1,371	$1,430

(1)	In 2001, the period from January 1 through August 10, 2005 and the period from August 11 through December 31, 2005 earnings were insufficient to cover fixed charges by $2,813, $20,757 and $71,144 respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the accompanying notes. This discussion and analysis covers periods prior to (“Predecessor Periods”) and including and following (“Successor Periods”) August 11, 2005, the date of the Transactions. Accordingly, the discussion and analysis of Predecessor Periods does not reflect the significant impact that the Transactions have had and will have on us, including without limitation, increased leverage and debt service requirements and the impact of purchase accounting.

Company Overview

We are a leading operator of long-term acute care hospitals in the United States. As of December 31, 2005, we operated 18 hospitals located in nine states, consisting of 12 “hospital within a hospital” facilities (46% of beds) and six freestanding facilities (54% of beds). Through these 18 long-term acute care hospitals, we operate a total of 893 licensed beds and employ approximately 2,700 people, the majority of whom are registered or licensed nurses and respiratory therapists. As discussed in more detail below, our three New Orleans hospitals were closed during the last week of August and will not re-open. The licensed beds for these hospitals are not included in the total number of facilities or licensed beds discussed above.

Our patients have serious medical conditions such as respiratory failure, chronic pulmonary disease, nervous system disorders, infectious diseases and non-healing wounds. They generally require a high level of monitoring and specialized care yet may not require the continued services of an intensive care unit. Due to their serious medical conditions, our patients are generally not clinically appropriate for admission to a skilled nursing facility or inpatient rehabilitation facility. By combining general acute care services with a focus on long-term treatment, we believe that our hospitals provide medically complex patients with better and more cost-effective outcomes.

Recent Trends and Events

Impact of Hurricane Katrina

During the last week of August 2005 operations at our three New Orleans hospitals ceased as a result of Hurricane Katrina. The Chalmette campus, a hospital within a hospital, contained 37 licensed beds and was substantially damaged as a result of Hurricane Katrina. We will not be able to resume operations within the existing building. Our other two New Orleans locations are located within hospitals operated by Tenet Healthcare Corporation (“Tenet”). These facilities contain a combined 113 licensed beds. In November 2005, Tenet terminated the leases for these facilities effective December 15, 2005 due to the extensive physical damages sustained at these hospitals. We are evaluating whether our Medicare provider numbers and licenses for these three facilities can be used for alternative sites. To the extent we are able to relocate these facilities, we will have capital expenditure needs and will incur start-up costs associated with the relocation. At this time we do not yet know the amount of the capital expenditure requirements or start-up costs that we would incur if and when these operations are relocated. However, we expect that such costs would result in the new facilities sustaining losses at least in the short-term. We cannot determine the likelihood of being able to re-open hospitals in the New Orleans market.

For the twelve months ended December 31, 2005 and 2004, these three hospitals contributed $29.5 million and $38.5 million of our net revenues, respectively. As a result of the losses incurred in connection with Hurricane Katrina, we recorded impairment charges on long-lived assets, identifiable intangible assets and goodwill for the twelve months ended December 31, 2005 of $74.2 million. We are working with our insurance carriers to determine if additional amounts may be recovered pursuant to our existing policies in addition to the $7.9 million we have received to date. Any additional insurance proceeds are not expected to exceed $3.5 million, the balance remaining under the policy limits.

On September 28, 2005, the Louisiana Attorney General’s office announced that it is conducting an investigation of 13 nursing homes and six hospitals in the New Orleans area relating to patient deaths that occurred at these facilities during and in the aftermath of Hurricane Katrina. One of these facilities is Memorial Medical Center within which we operated an 82-bed facility. We have been fully cooperating with this investigation since its inception. We have received no indication of how long the Attorney General’s office will take to complete its investigation. At this time we cannot determine whether this investigation will have any impact on us. If we become a target of the investigation, it could have a materially adverse effect on our business, operating results and financial condition. To date, we have not been the subject of any litigation arising from the circumstances surrounding Hurricane Katrina, however there can be no assurance that legal action or claims arising from these circumstances will not be brought against us in the future.

New Hospital Openings and Milwaukee Lease Termination

During the last week of September 2005 we opened a new 39-bed hospital in West Chester, Pennsylvania. The hospital admitted its first patient in September 2005. We also opened a 62-bed satellite expansion hospital in McAllen, Texas during March 2005 and closed a 17-bed hospital in Milwaukee, Wisconsin at the end of November 2005. The assets located in our Milwaukee hospital are being used at other locations.

The Transactions

On August 11, 2005, we consummated an acquisition pursuant to which Rainier Acquisition Corp., a Delaware corporation formed by investment funds associated with The Carlyle Group and certain members of our current management and board of directors, merged with and into our Company, with our Company continuing as the surviving corporation. The funds necessary to consummate the Transactions were approximately $552.0 million, including approximately $512.2 million to pay the then current stockholders and option holders, approximately $10.7 million to repay existing indebtedness and approximately $29.1 million to pay related fees and expenses. The effective date of the merger was August 11, 2005.

In connection with the Transactions, we borrowed $255.0 million under a senior credit facility and issued $150.0 million principal amount of senior subordinated notes. We also entered into a revolving credit facility (“Revolver”) that provides up to $75.0 million of borrowing capacity. To date, we have made no borrowings pursuant to the Revolver.

As a result of the Transactions, our assets and liabilities were adjusted to their fair value as of the consummation of the Merger. The excess of the total purchase price over the fair value of our tangible assets and liabilities has been allocated to goodwill and other identifiable intangible assets, which are subject to an annual impairment test, or more frequent tests if circumstances warrant such a test. We have also increased our aggregate outstanding indebtedness. Accordingly, interest expense will be higher in periods following the Transactions.

Regulatory Changes

Approximately 76.0% of our total net patient service revenue for the twelve months ended December 31, 2005, came from Medicare reimbursement. Our industry is subject to extensive government regulation, including regulation of the Medicare reimbursement process. Changes in these regulations can have a material impact on the way we operate our business and on our results of operations. In recent years, several material changes in reimbursement regulations have been implemented including the 25% limit on admissions from a host hospital to an HIH, and the re-weighting of long-term acute care hospital diagnosis related groupings, or DRGs. In addition CMS has proposed changes to fiscal 2007 Medicare reimbursement, that if enacted, would significantly reduce our Medicare reimbursement. CMS is also considering establishing new patient and facility criteria for long-term acute care hospital providers.

HIH Facility Admission Regulations

Based upon our historical host admission levels, the new HIH facility admission regulations would require transition plans for three of our twelve HIH facilities, excluding our three New Orleans facilities. As a result of these new facility admission regulations, we are developing transition plans for the three impacted HIH facilities that include consolidating HIH facilities or relocating certain of these facilities to alternative settings, building new hospitals or buying freestanding facilities. One of the other nine HIH facilities is our new 39-bed hospital in Chester, Pennsylvania that we expect will operate below the 25% host hospital admission threshold. With respect to our other eight HIH facilities, four currently operate below the 25% host hospital admission threshold, one qualifies for the Metropolitan Statistical Area-dominant (“MSA-dominant”) exemption and we believe that three qualify for grandfather treatment and are therefore currently exempt from this payment limitation. Two of the three facilities located in the New Orleans market were also grandfathered facilities and the third operated near the 25% host hospital admission threshold. We are uncertain at this time as to whether these facilities would retain their grandfather status if they were relocated to new sites. As a result of the phase-in of these rules, the HIH facility regulations had no effect on our 2004 and 2005 financial results, and will have only a minimal impact on our 2006 financial results. In the second quarter of 2007, one of our HIH facilities will become subject to the 50% admission threshold. We believe that we will be able to adapt to the HIH facility regulations with minimal disruption to our business.

Medicare Reimbursement Change in Payment Rates and DRG-Weighting—for Fiscal 2006

On May 6, 2005, CMS issued a final rule to update long-term acute care hospital PPS payment rates for the 2006 rate year. CMS estimates that this rule, together with other factors, including wage index adjustments, will lead to a combined effective increase in Medicare reimbursement paid to long-term acute care hospitals of 5.7%. On August 1, 2005, CMS issued a rule to, among other things, revise the classifications, relative weights and lengths of stay for the DRGs treated by long-term acute care hospitals, effective October 1, 2005. CMS estimates that the changes will reduce aggregate Medicare reimbursement to long-term acute care hospitals by approximately 4.2%. These percentages are based on the industry average for all facilities. The results for a particular facility will vary based on a facility’s patient mix and geographic location.

Based upon our assessment of the impact of the DRG-weighting change discussed above, we have estimated that, had the proposed weights been in effect during 2005, the impact would have been a reduction of our 2005 Medicare net patient service revenue by approximately 5.2%, or $10.6 million less than the amount reflected in our consolidated financial statements for the twelve months ended December 31, 2005. We further estimate that had the updates to long-term acute care hospital PPS rates for the 2006 rate year been in effect for 2005, this, together with wage index adjustments, would have resulted in an annualized increase in our Medicare net patient service revenue of approximately 3.9%, or $5.4 million more than the amount reflected in our consolidated financial statements for the twelve months ended December 31, 2005. These are only estimates of these effects, and the actual impact of these reimbursement changes in subsequent periods could be materially different from our estimates.

Medicare Reimbursement Change—for Fiscal 2007

On May 2, 2006 CMS issued the changes in regulations for the 2007 fiscal year starting on July 1, 2006 regarding the prospective payment system for long-term acute care hospitals. The final rules, among other things, included (i) a change to the payment provisions related to short-stay outliers; (ii) an increase in the outlier fixed-loss amount from $10,501 to $14,887; (iii) an increase in the labor-related share of the prospective payment system federal rate from 72.855% to 75.665%; (iv) an elimination of the surgical case exception to the three-day or less interruption of stay policy; and (v) a freeze of the fiscal 2007 federal rate at the 2006 level.

The current payment methodology for short-stay outliers reimburses long-term acute care hospital providers at the lowest of (i) 120% of the patient’s cost; (ii) 120% of the per diem amount based on the diagnosis related group; or (iii) the full diagnosis related group payment. The CMS changes to short-stay outlier reimbursement added a fourth payment alternative, a blended amount based upon (i) the amount that would otherwise be paid under the short-term acute care in-patient payment system computed as a per diem and capped at the full in-patient payment system payment amount and (ii) 120% of the per diem amount based on the diagnosis related group for long-term acute care hospitals. An additional CMS change will lower the reimbursement under the patient cost payment alternative from 120% of patient cost to 100%.

CMS has estimated that exclusive of the freeze of the federal rate for fiscal 2007, the other changes will result in a decrease in Medicare reimbursement of 3.7% per discharge for long-term acute care hospital providers. We have estimated that based upon our Medicare patient activity in 2005, if these changes had been enacted on January 1, 2005, our Medicare revenue would have been reduced by approximately 4.2% or $11 million. These are only estimates of the impact of the changes, and the actual impact in subsequent periods could be materially different from our estimates. Furthermore, our estimated impact does not include the effect of CMS’ freeze of the 2007 federal rate at the 2006 level.

Proposed CMS Changes for Fiscal 2007.

On April 12, 2006 CMS issued proposed changes to the Medicare hospital payment system, including proposed changes to the relative weights and lengths of stay for the diagnosis related groups treated by long-term acute care hospitals. The proposed rule was published on April 25, 2006 and comments will be accepted through June 12, 2006. CMS estimated that their proposed changes would result in reducing payment to long-term acute care providers by 1.4% based on the current reimbursement regulations that are in place. We have not determined the estimated impact to us of these proposed changes based upon our historical Medicare patient activity. The proposal also includes (1) proposed changes in the regulations applicable to grandfathered hospitals-within-hospitals and grandfathered satellite facilities, and (2) proposed changes in the methodology for determining cost-to-charge ratios for long-term acute care hospitals and the reconciliation of high-cost and short-stay outlier payments under the Medicare payment system for such hospitals. We expect the final rule will be published in August 2006 and would go into effect for Medicare discharges on or after October 1, 2006.

CMS Study on Patient and Facility Criteria

Based upon a June 2004 report prepared by MedPAC, it was recommended that CMS study and consider new patient and facility criteria for long-term acute care hospital providers. The contractor commissioned by CMS to conduct aspects of this analysis is expected to submit its report to CMS in 2006. At this time we are not certain as to when this study will be finalized nor of the impact any such proposed changes, if adopted, could have on our operations and financial performance in future periods.

Sources of Revenue

We are reimbursed for our services provided to patients by a number of sources, including the federal Medicare program and commercial payors. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges and per diem rates. Our net patient service revenue consists of the amounts that we estimate to be reimbursable from each of the applicable non-governmental payors and the Medicare and Medicaid programs. We account for the differences between the estimated reimbursement rates and our standard billing rates as contractual adjustments, which are deducted from gross revenues to arrive at net revenues. We record accounts receivable resulting from such payment arrangements net of contractual allowances. Net patient service revenue generated directly from the Medicare program approximated 76.0% and 75.8% of total net patient service revenue for the twelve months ended December 31, 2005 and 2004, respectively. Net patient service revenue generated from non-medicare payors were substantially from commercial payors.

Laws and regulations governing provider reimbursement pursuant to the Medicare program are complex and subject to interpretation. The Medicare reimbursement amounts reported in our financial statements, are based upon estimates and, as such, are subject to adjustment until such time as our billings and cost reports are filed and settled with the appropriate regulatory authorities. Federal regulations require that providers participating in the Medicare program submit annual cost reports associated with services provided to program beneficiaries. In addition, payments under long-term acute care hospital PPS are subject to review by the regulatory authorities. These reviews primarily focus on the accuracy of the DRG assigned to each discharged patient and normally occur after the completion of the billing process.

The annual cost reports are subject to review and adjustment by the CMS through its fiscal intermediaries. These reviews may not occur until several years after a provider files its cost reports, and often result in adjustments to amounts reported by providers in their cost reports as a result of the complexity of the regulations and the inherent judgment that is required in the application of certain provisions of provider reimbursement regulations. Since these reviews of filed cost reports occur periodically, there is a possibility that recorded estimated Medicare reimbursement reflected in our consolidated financial statements and previously filed cost reports may change by a material amount in future periods. We recognize in our consolidated financial statements the impact of adjustments, if any, to estimated Medicare reimbursement when the amounts can be reasonably determined.

Total Expenses

Total expenses consists of salaries, wages and benefits, supplies, which includes expenses related to drug and medical supplies, rent, other operating expenses, provision for doubtful accounts, depreciation and amortization and interest expense. Other operating expenses include expenses such as contract labor, legal and accounting fees, insurance and services from host hospitals.

Other Operating Metrics

We use certain operating metrics in the management of our facility operations. These include:

Licensed beds. Licensed beds represent beds for which a facility has been granted approval to operate from the applicable state licensing agency. These licensed beds are used in the determination of average licensed beds and occupancy rates.

Average licensed beds. We compute average licensed beds by computing a weighted average based upon the number of licensed beds in place for each month within the reporting period.

Admissions. Admissions are the total number of patients admitted to our facilities during the reporting period.

Patient days. Patient days are the cumulative number of days that licensed beds are occupied in our facilities for the entire reporting period. We also refer to patient days as our census.

Average length of stay (days). We compute average length of stay in days by dividing patient days for discharged patients by discharges.

Occupancy rates. We compute our occupancy rate by determining the percentage of average licensed beds that are occupied for a 24-hour period during a reporting period. The occupancy rate provides a measure of the utilization of inpatient rooms.

Net patient service revenue per patient day. This measure is determined by dividing our total net patient service revenue by the number of patient days in a reporting period. We use this metric to provide a measure of the net patient service revenue generated for each patient day.

Critical Accounting Matters

This discussion and analysis of our financial condition and results of operation is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of those financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures. We rely on historical experience and other assumptions that we believe are reasonable at the time in forming the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual amounts may differ from these estimates.

We believe that the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Patient service revenue is reported net of provisions for contractual allowances from third-party payers and patients. The Company has agreements with third-party payers that provide for payments to the Company at amounts different from its established rates. The differences between the estimated program reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenues to arrive at net operating revenues. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges, and per diem payments. Accounts receivable resulting from such payment arrangements are recorded net of contractual allowances.

Historically, long-term acute care hospitals (LTACH) were paid by Medicare under a cost-based reimbursement methodology. On August 30, 2002, CMS published final regulations establishing a prospective payment system for Medicare payment of long-term acute care hospitals (PPS), which replaced the reasonable cost-based payment system previously in effect. Under long-term acute care hospital-PPS, each discharged patient is assigned to a distinct long-term care diagnosis-related group DRG (adjusted for area wage differences). As required by Congress, DRG payment rates have been set to maintain budget neutrality with total expenditures estimated to be equivalent to total expenditures that would have been made under the reasonable cost-based payment system.

PPS became effective for all cost reporting periods beginning on or after October 1, 2002. Of the Company’s hospitals, 12 implemented PPS on January 1, 2003. The remaining hospitals implemented PPS between March 1, 2003 and September 1, 2003, based on their cost report fiscal year-ends. In the final PPS regulations, CMS allowed existing hospitals as of October 1, 2002 the ability to choose either a five-year pro-rata transition implementation period or immediate full implementation payment methodology. All of the Company’s hospitals elected the immediate full implementation payment methodology.

Laws and regulations governing provider reimbursement pursuant to the Medicare program are complex and subject to interpretation. Federal regulations require that providers participating in the Medicare program submit annual cost reports covering expenses associated with services provided to program beneficiaries. The Medicare reimbursement amounts reported in the Company’s financial statements, as recognized under cost-based reimbursement regulations are based upon estimates, and as such, are subject to adjustment until such time as annual cost reports are filed and settled with the appropriate regulatory authorities. In addition, payments under PPS are subject to review by the regulatory authorities. These reviews primarily focus on the accuracy of the DRG assigned to each discharged patient and normally occur after the completion of the billing process.

The annual cost reports are subject to review and adjustment by CMS through its fiscal intermediaries. These reviews may not occur until several years after a provider files its cost reports, and often result in adjustments to amounts reported by providers in their cost reports as a result of the complexity of the regulations and the inherent judgment that is required in the application of certain provisions of provider reimbursement regulations. Since these reviews of filed cost reports occur periodically, there is at least a reasonable possibility that recorded estimated Medicare reimbursement reflected in the Company’s consolidated financial statements and previously filed cost reports may change by a material amount in future periods. In addition, payments under long-term acute care hospital PPS are subject to review by the regulatory authorities. These reviews primarily focus on the accuracy of the DRG assigned to each discharged patient and normally occur after the completion of the billing process. The Company recognizes in its consolidated financial statements the impact of adjustments, if any, to estimated Medicare reimbursement when the amounts can be reasonably determined. Net patient service revenue in 2005, 2004, and 2003 included increases of $3,222, $159, and $288, respectively, related to changes in estimates and settlements on third-party payer settlements.

Insurance Arrangements

Under a number of our insurance programs, including employee health, general and professional liability, we self-insure a portion of our losses. In these cases, we make an accrual for losses under an occurrence-based principle whereby we estimate the losses that we will incur applicable to an accounting period and record the estimated liability. Where we have substantial exposure, actuarial methods are used in estimating the losses. These actuarial estimates of losses are prepared annually. There are many factors used in determining these actuarial estimates, including amount and timing of historical loss payments, severity of individual cases, anticipated volume of services provided and discount rates for future cash flows. The amounts of any ultimate actual payments for general and professional liabilities may not become known for several years after incurrence. Any factors changing the underlying data used in determining these estimates would result in revisions to the liabilities, which could result in an adjustment to operating expenses in future periods. In cases in which we have minimal exposure, we will estimate losses by analyzing historical trends.

Allowance for Doubtful Accounts

Substantially all of our accounts receivable are related to providing healthcare services to patients. Our accounts receivable are primarily due from the Medicare program, managed health care plans, commercial insurance companies and individual patients.

We estimate and record an allowance for doubtful accounts based on various factors including the age of the accounts, changes in collection patterns and the composition of patient accounts receivable by payor type. Actual collections of accounts receivable balances in subsequent periods may require changes in the estimated allowance for doubtful accounts. Adverse changes in business operations, payor mix or patient insurance coverage could affect our collection of accounts receivable and our cash flow from operations. To date, there has not been a material difference between our bad debt allowances and the ultimate historical collection rates on accounts receivables.

Goodwill

We review our goodwill annually, or more frequently if circumstances warrant a more timely review, to determine if there has been an impairment. We review goodwill based upon one reporting unit. In calculating the fair value of the reporting unit, we use various assumptions including projected cash flows and discount rates. If projected future cash flows decline from the current amounts projected by management, impairments may be required.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Income Taxes

Our provision for income taxes is based upon our estimate of taxable income. We also consider establishing valuation allowances to reduce our deferred tax assets to an amount that we believe will be realized in future periods. Our state and federal tax filings are subject to tax audits by various state and federal tax authorities. While we believe the tax return positions we have taken are accurate and supportable, there is no assurance that the various authorities engaged in the income tax return examinations will not challenge our positions.

Recent Accounting Pronouncements

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanged its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The cost would be recognized over the period that an employee is required to provide services in exchange for the award. The amount of impact will vary depending on many factors, including the number of options granted and the fair value of the awards at the date of grant. The Company adopted this statement as of January 1, 2006.

In March 2005, the Financial Accounting Standards Board issued interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” The statement clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. This interpretation also clarifies ewhen an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The effective date of this interpretation is not later than the end of the fiscal year ending after December 15, 2005. The adoption of FIN No. 47, effective December 31, 2005, did not have a material impact on the Company’s financial position and results of operations.

Results of Operations

We have reported our operating results and financial position for the periods subsequent to August 11, 2005, as the Successor Period and all periods prior to August 11, 2005, as Predecessor Periods. For purposes of presenting a comparison of our 2005 results to prior periods, we have presented our 2005 results as the mathematical addition of our operating results for the Predecessor Period from January 1, 2005 through August 10, 2005, and our operating results for the Successor Period from August 11, 2005 to December 31, 2005. We refer to these periods below as combined periods. We believe that this presentation provides the most meaningful information about our operating results even though it is not in conformity with GAAP and may yield results that are not strictly comparable on a period-to-period basis.

	Successor Period from August 11 through December 31, 2005	Predecessor Period from January 1 through August 10, 2005	Combined Twelve months ended December 31, 2005
Net patient service revenue	$124,468	$221,802	$346,270

Salaries, wages, and benefits	56,471	93,853	150,324
Stock compensation associated with merger	—	54,530	54,530
Supplies	12,390	20,020	32,410
Rent	6,594	11,192	17,786
Other operating expenses	27,624	51,756	79,380
Provision for doubtful accounts	5,590	3,644	9,234
Depreciation and amortization	5,938	3,533	9,471
Goodwill impairment charge	68,000	—	68,000
Identifiable intangible and long-lived asset impairment charges	6,206	—	6,206
Business interruption insurance proceeds	(7,000)	—	(7,000)
Interest expense, net	13,799	1,601	15,400

Total expenses	195,612	240,129	435,741

Loss before income taxes	(71,144)	(18,327)	(89,471)
Provision for income taxes	(1,308)	(5,462)	(6,770)

Net loss	$(69,836)	$(12,865)	$(82,701)

A historical summary income statement for the combined twelve months ended December 31, 2005 computed above and the twelve months ended December 31, 2004 and 2003 appears below.

	Combined Twelve Months Ended December 31, 2005	Twelve Months Ended December 31,
		2004	2003
Net patient service revenue	$346,270	$324,102	$283,178

Salaries, wages, and benefits	150,324	134,049	131,059
Stock compensation associated with merger	54,530	—	—
Supplies	32,410	29,001	25,510
Rent	17,786	17,330	18,946
Other operating expenses	79,380	73,745	72,870
Provision for doubtful accounts	9,234	4,582	2,748
Depreciation and amortization	9,471	5,741	5,936
Goodwill impairment charge	68,000	—	—
Identifiable intangible and long-lived asset impairment charges	6,206	—	—
Business interruption insurance proceeds	(7,000)	—	—
Interest expense	15,400	3,463	4,185

Total expenses	435,741	267,911	261,254

Income (loss) before income taxes	(89,471)	56,191	21,924
Provision for income taxes	(6,770)	21,148	8,495

Net income (loss)	$(82,701)	$35,043	$13,429

Operating Statistics

The following table sets forth operating statistics for each of the periods presented. The data for the Successor Period within the twelve months ended December 31, 2005 has been combined with the data for the Predecessor Period as discussed above.

	Combined Twelve Months Ended December 31, 2005	Twelve Months Ended December 31,
		2004	2003
Number of hospitals within hospitals (end of period)	12	15	15
Number of freestanding hospitals (end of period)	6	5	5
Number of total hospitals (end of period)	18	20	20
Licensed beds (end of period)	893	959	949
Average licensed beds (1)	969	954	938
Admissions	9,182	8,872	8,678
Occupancy rate	68.5%	67.7%	65.9%
Percent net patient service revenue from Medicare	76.0%	75.8%	79.3%
Percent net patient service revenue from commercial payors and Medicaid (2)	24.0%	24.2%	20.7%
Net patient service revenue per patient day	$1,430	$1,371	$1,255

(1)	The average licensed beds above include the three New Orleans hospitals and 17-bed facility in Milwaukee that were closed during 2005 for the period of time prior to closure.
(2)	The percentage of net patient service revenue from Medicaid is less than one percent for each of the years presented.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

In March 2005, we expanded our licensed beds in McAllen, Texas through the addition of a 62-bed freestanding site. In September 2005, we opened a new 39-bed hospital in West Chester, Pennsylvania and elected not to renew our lease related to a 17-bed HIH in Milwaukee, Wisconsin.

On August 11, 2005, we consummated the Transactions, including the related financing. We have allocated the purchase price based upon the fair values of the assets acquired and the liabilities assumed.

During the last week of August 2005 we evacuated our three hospitals in New Orleans as a result of Hurricane Katrina. For the twelve months ended December 31, 2005, our three New Orleans hospitals had combined net patient service revenue of $29.5 million and losses before taxes, impairment charges and insurance proceeds of $0.8 million. For the same twelve month period in 2004, net patient service revenue was $38.5 million and earnings before taxes were $9.2 million. Following the evacuation and continuing to date, we are still incurring expenses related to these operations although we are not generating patient service revenue from any of these sites. The expenses incurred are primarily salaries and benefits related to the remaining employees we have retained in our New Orleans market. We have terminated the majority of our employees as of December 31, 2005. The three hospitals remained closed at December 31, 2005 and we will not re-open these hospitals at their previous locations, if at all.

Net Revenues

Our net patient service revenue increased by $22.2 million or 6.8% to $346.3 million in 2005 as compared to $324.1 million in 2004. Net patient service revenue from our three New Orleans hospitals was $9.0 million lower in 2005 as compared to 2004 primarily due to the closure of these three hospitals during the last week of August in the aftermath of Hurricane Katrina.

Net patient service revenue per patient day in 2005 was $1,430 and represented an increase of 4.3% as compared to 2004. This increase in net patient service revenue per patient day resulted in an increase in net revenue of $14.4 million. The increase in net patient service revenue per patient day was primarily due to a full year’s impact of CMS’ annual Medicare reimbursement updates effective July 1, 2004 and July 1, 2005. The favorable increase in Medicare net patient service revenue per patient day was partially offset by lower net patient service revenue per patient day from non-Medicare patients.

Patient days in 2005 were 2.4% higher than in 2004. This increase in patient days contributed $7.8 million of the increase in net revenues in 2005 as compared to 2004. Our New Orleans hospitals had 8,319 less patient days in 2005 as compared to 2004 due to their closure in the aftermath of Hurricane Katrina.

Total Expenses

Total expenses increased by $167.8 million to $435.7 million in 2005 as compared to $267.9 million in 2004. Included in this increase in total expenses were $54.5 million in stock compensation expenses, a goodwill impairment charge of $68.0 million and a impairment charge on identifiable intangible and long-lived assets of $6.2 million. The stock compensation expenses were due to the redemption of stock options in connection with the Transactions. The impairment charges resulted from losses sustained due the impact of Hurricane Katrina on our New Orleans operations.

Salaries, wages and benefits increased by $16.3 million in 2005 as compared to 2004. We incurred $4.7 million of expenses in 2005 related to deferred compensation, retention, severance, bonus and related tax obligations that became due as a result of the Transactions. In addition, salaries, wages and benefits increased by $0.6 million due to the opening of our new hospital in West Chester, Pennsylvania in September 2005. The remaining $11.0 million increase in salaries, wages and benefits substantially occurred at four of our hospitals and our corporate office due to the addition of new staff and merit increases for existing staff members.

Other operating expenses increased $5.6 million in 2005 as compared to 2004 primarily due to professional fees of approximately $2.1 million associated with the Transactions and an increase in contract labor of $2.3 million. The increase in contract labor was due in part to the expansion of one hospital and nursing shortages in certain of our existing markets.

The provision for doubtful accounts increased by $4.7 million in 2005 as compared to 2004. The provision for doubtful accounts as a percentage of net patient service revenue was 2.7% and 1.4% for 2005 and 2004, respectively. In 2005 we recorded a charge of $3.1 million related to patient account balances at our New Orleans hospitals. We have determined that the recovery of certain patient balances related to our New Orleans operations will likely be difficult due to the loss of medical and billing records as a result of Hurricane Katrina.

Depreciation and amortization increased by $3.7 million in 2005 as compared to 2004. This increase was primarily due to an increase in depreciation expense as a result of adjusting property and equipment to fair market value as of the date of the Transactions.

During 2005, we recorded impairment charges of $68.0 million related to goodwill and $6.2 million related to certain long-lived assets and certain identifiable intangible assets as a result of losses sustained due to Hurricane Katrina. The impairment charges assume we do not re-open our previous three hospitals that were located in New Orleans as it is not probable this will occur. We reduced the impairment charge by $0.9 million of insurance proceeds received related to our losses in New Orleans.

In 2005, we recognized a reduction in total expenses of $7.0 million due to business interruption insurance proceeds accrued as of December 31, 2005 in connection with the closure of our three New Orleans hospitals in the aftermath of Hurricane Katrina. The $7.0 million of insurance proceeds were received in January 2006.

Net interest expense increased from $3.5 million in 2004 to $15.4 million in 2005. This $11.9 million increase was due to the additional borrowings that occurred in connection with the Transactions during 2005.

Income Tax Expense

In 2005 we recorded an income tax benefit that represented an effective tax rate of 7.6%. The effective rate was lower than prior periods primarily as a result of not being able to deduct from taxable income the impairment charges related to losses sustained in our New Orleans operations and approximately $1.5 million of costs associated with the Transactions. The effective tax rate associated with $21.1 million of income tax expense recorded in 2004 was 37.6%.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Overview

The year ended December 31, 2004 was the first full fiscal year where all of our hospitals were reimbursed under long-term acute care hospital PPS. Twelve of our 20 facilities at that time transitioned to long-term acute care hospital PPS on January 1, 2003 with the remaining eight facilities transitioning during the first three quarters of 2003. At September 1, 2003 all of our hospitals were fully transitioned to long-term acute care hospital PPS.

We did not open any new hospitals in 2004. In February of 2004, we acquired the land and building that our Pittsburgh facility operates in for approximately $10 million. Prior to that date, we had leased this hospital.

Net Revenues

Our net patient service revenue increased by $40.9 million, or 14.4%, to $324.1 million for 2004 as compared to $283.2 million for 2003. Net patient service revenue per patient day in 2004 was $1,371 and represented a 9.2% increase as compared to $1,255 in 2003. The increase in net patient service revenue per patient day resulted in $27.5 million of the increase in net revenues.

The full transition to long-term acute care hospital PPS in 2004 and the favorable impact to Medicare reimbursement as a result of CMS’ annual rate update effective July 1, 2004 were the primary causes for the increase in our net patient service revenue per patient day.

Patient days in 2004 were 4.7% higher than in 2003. This increase in patient days contributed $13.4 million of the increase in net revenues in 2004 as compared to 2003.

Total Expenses

Total expenses increased by $6.7 million, or 2.5%, to $267.9 million in 2004 as compared to $261.3 million in 2003. The primary causes for this increase were increases in salaries, wages and benefits of $3.0 million, supplies of $3.5 million and the provision for doubtful accounts of $1.8 million in 2004 as compared to 2003. These increases were offset in part by a reduction in rent of $1.6 million and a $0.7 million reduction in interest expense in 2004 as compared to 2003.

Salaries, wages and benefits increased by $3.0 million principally as a result of annual merit increases for existing employees and the increase in patient days during 2004 discussed above.

Supplies increased in 2004 by $3.5 million due to increases in patient days in 2004 as compared to 2003 and the impact of inflation on the cost of our supplies.

The $1.6 million decline in rent expense in 2004 was substantially due to our purchase of the Pittsburgh hospital in February 2004, which we had previously leased for an annual lease payment of $1.2 million. During 2003, we renegotiated certain of our host lease agreements, which were also a contributing factor to the decline in rent in 2004.

The provision for doubtful accounts increased by $1.8 million primarily due to increases in net patient service revenue, and its impact on the aging categories of the receivables, higher net revenue contribution from commercial payors and a decrease in the allowance for doubtful accounts during 2003.

During 2004 we incurred $1.8 million of other operating expenses in professional fees and other expenses related to our evaluation of capitalization alternatives for the impending scheduled redemption of our preferred stock. In 2003 we did not incur any expense related to this matter. In 2004 and 2003 we incurred $2.0 million and $1.9 million of other operating expenses related to an internal review and litigation with our former chief executive officer and a member of his family. In addition, we incurred other operating expenses of $1.3 million in 2004 and $1.1 million in 2003 primarily related to settlement of a disability claim, amortization of stock option and deferred compensation expense.

Interest expense for 2004 declined by $0.7 million as compared to 2003 due to the refinancing of certain of our indebtedness and a $3.8 million decrease in the aggregate amount outstanding pursuant to our debt and capital lease obligations.

Income Tax Expense

We recorded $21.1 million in income tax expense for 2004 as compared to $8.5 million for 2003. The amount of the income tax expense recorded for 2004 represented an effective tax rate of 37.6% as compared to an effective tax rate of 38.7% for 2003. The decrease in the effective tax rate in 2004 was due to a lower effective state tax rate as compared to 2003 due to the concentration of our 2004 taxable income in states with lower state tax rates.

Liquidity and Capital Resources

Historically our primary sources of liquidity have been cash flow generated by operations and borrowings under a revolving credit facility. Following the Transactions, we expect that our primary sources of liquidity will continue to be cash flow generated from operations and the availability under our revolving credit facility. Our primary liquidity requirements will be for debt service on our senior secured credit facilities and the notes, capital expenditures and working capital.

At December 31, 2005, our debt structure consisted of the $150.0 million aggregate principal amount of senior subordinated notes, our capital leases, and a senior secured credit facility, consisting of (i) a $254.4 million term loan facility with a maturity of seven years, (ii) capital lease obligations of $10.1 million with varying maturities, and (iii) a $75.0 million revolving credit facility, including subfacilities for letters of credit and swingline loans, with a maturity of six years. The full amount available under the term loan facility was used in connection with the Transactions.

After the Transactions, we were significantly more leveraged than we were prior to the Transactions. The interest rates per annum applicable to loans, other than swingline loans, under our senior secured credit facility are, at our option, equal to either an alternate base rate or an adjusted LIBOR rate for a one-, two-, three- or six-month interest period, or a nine- or twelve-month period if available, in each case, plus an applicable margin. We expect the applicable margin will initially be (1) 1.25% for alternate base rate revolving loans, (2) 2.25% for adjusted LIBOR revolving loans, (3) 1.25% for alternate base rate term loans and (4) 2.25% for adjusted LIBOR term loans, subject to reduction beginning after delivery of financial statements for the first full fiscal quarter completed after closing based upon the ratio of our total indebtedness to our consolidated adjusted EBITDA (as defined in the credit agreement governing our senior secured credit facility). At December 31, 2005 the interest rate applicable to the $254.4 million under our term loan facility was 6.59%.

We believe that our cash on hand, internally generated cash flows and borrowings under the revolving portion of our senior secured credit facilities will be sufficient to finance our operations, fund our capital expenditure needs and meet our debt service requirements for the foreseeable future.

Capital Expenditures

We anticipate that we may incur capital expenditures of approximately $42 million in 2006 based on our current plans. These expenditures will relate to the transition plans for facilities affected by the new 25% host hospital admission threshold regulations, market expansion opportunities, investment in information technology enhancements and facility maintenance. Our current capital expenditures budget is based on the assumption that we purchase new hospital facilities in connection with our HIH transition plan. In the event we subsequently determine it is more beneficial to lease facilities, our expected capital expenditures would be lower.

Historical Cash Flow

Twelve Months Ended December 31, 2005, 2004 and 2003

To provide a more meaningful comparison in the discussion below, the financial data for the period from August 11, 2005 through December 31, 2005 (Successor Period) has been added to the financial information for the period from January 1, 2005 through August 10, 2005 to arrive at the combined twelve months ended December 31, 2005, even though the Predecessor and Successor results are not comparable due to the Transactions. This combined data is referred to herein as the twelve months ended December 31, 2005. We believe that this presentation is a more meaningful presentation of our operating results even though the approach is not consistent with GAAP and may yield results that are not strictly comparable on a period-to-period basis. This combined data is referred to herein as the combined twelve months ended December 31, 2005. A summary of this combined data appears below (in thousands of dollars):

		Successor	Predecessor
	Combined Twelve Months Ended December 31, 2005	Period from August 11, through December 31, 2005	Period from January 1, through August 10, 2005	2004	2003
Net cash provided by operating activities	$37,600	$17,213	$20,387	$17,294	$14,839
Net cash used in investing activities	(522,497)	(519,582)	(2,915)	(11,367)	(688)
Net cash provided by (used in) financing activities	507,852	522,212	(14,360)	(7,253)	(16,121)

Operating activities provided $37.6 million and $17.3 million in cash during the twelve months ended December 31, 2005 and 2004, respectively. The primary causes of the $20.3 million increase in cash provided by operating activities in 2005 was due to an additional $28.4 million provided due to the change in estimated third-party settlements that was partially offset by an increase in patient accounts receivable by $11.6 million more than the corresponding 2004 increase.

Estimated third-party payor settlements decreased by $5.6 million in 2005 as compared to an increase of $22.9 million in 2004. During 2005, we have been working closely with our Medicare fiscal intermediaries in an attempt to assure that our periodic interim payments more closely approximate the amounts actually owed to us for treating Medicare patients. Patient accounts receivable increased by $11.6 million over the corresponding increase in 2004. This increase was primarily due to the impact of less patient account collections in 2005 due to the transition of our business office from Shreveport, Louisiana to Plano, Texas during the second and third quarters of 2005. The collections in the first quarter of 2006 have increased to date as compared to the third and fourth quarters of 2005. We believe this trend will continue until we return to our historical levels of days in accounts receivable. The remainder of the cash flow variances for these periods were substantially due to differences in the changes in various other operating assets and liabilities.

Operating activities in 2004 provided $17.3 million in cash as compared to $14.8 million in 2003. Net income for 2004 was $21.6 million greater than 2003; however, more than offsetting this increase was a $39.5 million negative cash flow variance in the change in estimated third-party payor settlements. The estimated third-

party payor settlements balances can fluctuate due to changes in the amounts of interim periodic payments received from Medicare as compared to the total amounts due to us for treating Medicare patients. The remainder of the cash flow variances for these periods was substantially due to differences in the changes in various other operating assets and liabilities.

Cash used for investing activities was $522.5 million in 2005, $11.4 million in 2004 and $0.7 million in 2003. In 2005, $518.6 million of these uses related to the Transactions. Investing activities for each year includes the purchase of property and equipment used in our business that is not financed through capital leases. The increased usage in 2004 was substantially related to the purchase of our Pittsburgh hospital in February of 2004 that was leased prior to the date of purchase.

Cash provided by financing activities was $522.2 million in 2005. In 2004 and 2003 we used $7.2 and $16.1 million in cash for financing activities, respectively. The sources of cash flow from financing activities in 2005 were substantially a result of the borrowings and equity investments made to finance the Transactions. The uses of cash in 2005 financing activities was substantially to repay certain of our debt obligations as of the date of the Transactions. In 2005, 2004 and 2003, financing activities included scheduled debt service payments. The increased use of cash in financing activities in 2003 was primarily related to principal repayments on our outstanding debt during the year.

At December 31, 2005 we had cash and cash equivalents of $19.8 million and working capital of $82.5 million.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2005.

	Payments Due by Year
Contractual Obligation(1)	Total	2006	2007-2008	2009-2011	2011 and beyond
Senior Secured Credit Facility	$254,363	$2,550	$5,100	$5,100	$241,613
9 1/4% Senior Subordinated Notes	150,000	—	—	—	150,000
Capital Lease Obligations	10,131	5,364	4,767	—	—

Total debt	414,494	7,914	9,867	5,100	391,613
Interest(1)	213,911	31,324	61,014	60,126	61,447
Operating leases	62,540	15,112	19,289	12,551	15,588
Purchase obligations	2,478	1,652	826	—	—

Total contractual obligations	$693,423	$56,002	$90,996	$77,777	$468,648

(1)	This table does not include payments that we are required to make under a management agreement with an affiliate of The Carlyle Group. Under that agreement we pay an annual management fee initially set at $500,000. See “Certain Relationships and Related Transactions—Management Agreement.”
(2)	The interest obligation was calculated using the interest rate as of December 31, 2005 of 6.59% for the senior secured credit facility, the stated interest rate of 9 1/4% for the senior subordinated notes, and the weighted average interest rate as of December 31, 2005 for outstanding capital lease obligations of 7.20%.

Self-Insurance

We self-insure a portion of our liabilities for general, professional and medical insurance liabilities. The estimated ultimate liability associated with this self-insured portion is reflected in current and non-current liabilities.

Seasonality

Our business experiences seasonality as a result of variation in census levels, with historically the highest census in the first quarter of the year and the lowest census in the third quarter of the year.

Inflation

We derive a substantial portion of our revenue from the Medicare program. long-term acute care hospital PPS payments are fixed payments that generally are adjusted annually for inflation. However, there can be no assurance that these adjustments, if received, will reflect the actual increase in our costs for providing healthcare services. CMS has proposed for Medicare’s fiscal 2007, that providers would not receive an inflationary increase in the base federal rate for the twelve month period beginning July 1, 2007. This is still subject to public comment and is expected to be finalized in May 2006. See “Regulatory Changes” for additional information on the CMS proposed changes to Medicare reimbursement for fiscal 2007.

Labor and supply expenses make up a substantial portion of our operating expense structure. These expenses can be subject to increase in periods of rising inflation. To date, we have been able to offset such increases with corresponding increases in reimbursement and the implementation of cost control measures. There can, however, be no assurance that we will be successful in offsetting future cost increases.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risks

At December 31, 2005 we had $254.4 million in senior term loans outstanding and $75.0 million of borrowing availability under our revolving credit facility, each bearing interest at variable rates. Each 0.125% point change in interest rates would result in a $0.4 million change in interest expense on our term loans and revolving credit facility loans, assuming that our revolving credit facility is fully drawn. Pursuant to our senior credit facility we are required to enter into an interest rate swap agreement that would provide protection against fluctuations in interest rates on a notional amount of $12 million. On November 9, 2005, we entered into such an agreement for a three year period. This agreement will cap the LIBOR rate used to compute interest on the notional amount of our senior term loan at six percent per annum. In the future, we may enter into additional interest rate swaps, involving exchange of floating for fixed rate interest payments, to reduce interest rate volatility.

BUSINESS

Company Overview

We began operations in 1993 and have grown our business through developing and acquiring hospitals to become a leading operator of long-term acute care hospitals in the United States. As of December 31, 2005, we operated 18 hospitals located in nine states, consisting of 12 “hospital within a hospital” long-term acute care facilities (46% of beds) and six freestanding facilities (54% of beds). Through these 18 long-term acute care hospitals, we operate a total of 893 licensed beds and employ approximately 2,700 full-time and part-time people, the majority of whom are registered or licensed nurses and respiratory therapists.

We believe we have developed a reputation for excellence in providing treatment for patients with complex medical needs requiring extended treatment. Our patients have serious medical conditions such as respiratory failure, chronic pulmonary disease, nervous system disorders, infectious diseases and non-healing wounds. They generally require a high level of monitoring and specialized care, yet may not require the continued services of an intensive care unit. Due to their serious medical conditions, our patients are generally not clinically appropriate for admission to a skilled nursing facility or inpatient rehabilitation facility. By combining general acute care services with a focus on long-term treatment, we believe that our hospitals provide medically complex patients with better and more cost-effective outcomes.

Industry Overview

A long-term acute care hospital serves patients with serious and complicated illnesses or injuries requiring extended hospitalization. Long-term acute care hospitals are specifically designed to accommodate such patients and provide them with a higher level of care than a skilled nursing facility or an inpatient rehabilitation facility, each of which is often incapable of treating and delivering the same outcome as a long-term acute care hospital. Patients are typically referred to a long-term acute care hospital from a general acute care hospital.

To qualify as a long-term acute care hospital under Medicare, the Centers for Medicare & Medicaid Services, or CMS, requires that a hospital have an inpatient average length of stay greater than 25 days for Medicare patients. CMS estimates that there are over 375 long-term acute care hospitals in the United States and that Medicare reimbursement to long-term acute care hospitals will be approximately $4.92 billion in the year beginning July 1, 2006. There are two general business models for operating long-term acute care hospitals, “hospital within a hospital,” or HIH, facilities and freestanding facilities. The HIH model refers to facilities that lease space from a general acute care, or host, hospital but are independently licensed and operated, while freestanding long-term acute care facilities are not located in or on the campus of a general acute care hospital. In general, HIH facilities are much less expensive to develop than freestanding facilities, but they are typically smaller and subject to increased regulatory scrutiny by CMS to ensure their independence from their host hospitals.

Our Competitive Strengths

We believe the following strengths serve as a foundation for our strategy:

Leading market position supported by strong clinical reputation. We were founded in 1993 by a clinician who recognized an opportunity to provide patients requiring acute care with better sustained treatment than they were receiving in general acute care hospitals. As a result, from the outset we have had a strict commitment to providing quality medical care to patients with complex medical conditions. With this strong clinical focus, we have grown to become a leading operator of long-term acute care hospitals in the United States. We believe this approach and our strong market position help us to attract patients, quality doctors and staff, aid us in our marketing efforts to payors and referral sources and facilitate our efforts in negotiating favorable payor contracts.

Advantageous mix of facilities. Our facilities are balanced between six freestanding facilities (54% of beds) and 12 HIH facilities (46% of beds). Of our 12 HIH facilities, only three are expected to require transition plans to comply with new healthcare regulations that limit host hospital patient admissions to HIH facilities. Furthermore, the geographic distribution of our freestanding and HIH facilities allows us to reduce our exposure to any single commercial reimbursement source or referral source and helps reduce our exposure to changes to the competitive landscape in any single market.

Demonstrated ability to develop new facilities. Since 1999, we have opened seven new facilities with a total of 340 licensed beds and acquired six facilities with a total of 318 licensed beds. All but one of these facilities was profitable for the 12 months ended December 31, 2005, and most became profitable within 24 months of opening or of the acquisition date. The one facility that was not profitable for the year ended December 31, 2005 was opened in September 2005. We believe that our experience with opening new facilities will benefit us as we develop new facilities and respond to new HIH facility regulations.

Expertise treating patients with the highest acuity levels. We believe we have developed an expertise and a reputation for excellence in providing treatment for patients with the most severe and complex acute care needs. Generally, the treatment of patients with more complex diagnoses also generates higher reimbursement rates and higher margins for the treatment provider. Additionally, we believe that these strengths better position us to take advantage of the potential changes in regulations that are presently contemplated by CMS.

Experienced management team. Members of our management team were engaged in the for-profit long-term acute care hospital industry in its earliest stages and have extensive healthcare experience. Together our senior management team’s collective experience in the long-term acute care hospital industry and their proven ability to effectively identify new opportunities and develop new facilities will be of great value as we continue to implement our strategic plan.

Substantial equity investment by experienced private equity firm. We are controlled by investment funds associated with The Carlyle Group, which together with members of senior management invested approximately $170.7 million of equity to acquire us. The Carlyle Group is a leading, global private equity firm with approximately $30 billion under management and with extensive experience investing in a collection of portfolio companies across various sectors of the healthcare industry including services, payors, medical devices and products and pharmaceuticals. The Carlyle Healthcare Group includes 12 investment professionals worldwide with experience investing in highly regulated healthcare businesses at stages of development from early-stage venture investments to leveraged acquisitions.

Our Strategy

The primary components of our business strategy include the following:

Continued focus on increasing the overall acuity of our patients. We are continuing to develop strategies for increasing the overall acuity of our patients especially related to ventilator dependent patients and patients that require significant wound care treatment protocols. This strategy has included identifying opportunities to increase in certain of our hospitals the capacity to treat these higher acuity patients through the addition of intensive care or high observation rooms, special procedure rooms, and certain diagnostic equipment.

Growth through internal development and selective acquisitions. We are implementing initiatives at certain of our existing hospitals to increase capacity and improve operating efficiencies. These initiatives include expanding existing facilities to increase capacity, expanding or relocating operations to new buildings and developing or acquiring new freestanding facilities. We may also selectively develop or acquire other specialized hospitals such as behavioral units and rehabilitation facilities where we see opportunities for attractive returns on our investments. We plan to adhere to selective criteria in our acquisition analysis and seek to acquire facilities for attractive valuations. We plan to increase margins at acquired facilities by adding clinical programs that attract commercial payors, centralizing administrative functions and implementing our standardized staffing models and resource management programs.

Provide high quality care and service. We believe that our focus on quality care and service has established brand loyalty, which allows us to maintain and strengthen our relationships with physicians and payors. To effectively address the high acuity of our patients’ medical conditions, we have developed three primary areas of focus and expertise: ventilator management and weaning, wound management and multi-system diagnosis management. We have implemented specific staffing models that are designed to provide patients access to the necessary level of clinical attention. The quality of the patient care we provide is continually monitored using several measures, including patient, payor and physician satisfaction, as well as clinical outcomes.

Maintain compliance and financial results at our HIH facilities. We expect that the recent regulatory changes affecting the percentage of patients that can be admitted to an HIH facility from its host hospital without incurring a payment reduction will require a transition plan for only three of our 12 existing HIH facilities. These three facilities have 10.1% of our licensed beds. Our transition plan includes consolidating HIH facilities and relocating certain of our facilities to alternative settings, including building or buying freestanding facilities. For each of these hospitals, we believe that there is sufficient time during the phase-in period of the regulatory changes to meet the requirements of the new HIH facility regulations while maintaining or improving our existing business and operating performance.

Increase higher-margin commercial volume. We typically receive higher reimbursement rates from commercial payors than we do from the federal Medicare program. As a result, we work to expand relationships with payors to increase the volume of patients covered by commercial insurers. We believe that commercial payors seek to contract with our hospitals because we offer patients high quality and cost-effective care. Our mix of commercial payors has increased every year since 2002.

Enhancement of Operating Efficiency and Effectiveness. We are continually seeking to improve the cost effectiveness of our hospital and corporate operating environment while assuring we maintain the highest quality of patient care and establish an infrastructure that will be capable of executing our strategic plans. The initiatives we are focused on are:

•	The standardization of our various facility and corporate processes.

•	Enhancement of our information technology applications.

•	Standardization of our facility staffing to assure we can adjust staffing levels based upon changes in patient acuity and our patient census levels.

•	Development of formal hiring and training programs to assure we attract and retain a highly qualified workforce.

•	Continuing to identify opportunities to consolidate certain administrative functions. We currently have centralized functions such as financial reporting, payroll, legal, reimbursement, compliance and human resources.

•	Entering into corporate wide contracts to purchase hospital supplies pursuant to group purchasing contracts.

Attracting and Retaining Quality Physicians to Practice in Our Hospitals. Our ability to maintain a high quality clinical setting is in part dependent on the recruitment and retention of physicians with excellent credentials. The confidence our referral sources have in our ability to deliver quality patient care is to some degree dependent on the quality of the medical staff that practices in our hospitals. We attempt to identify physicians who have excellent credentials and are respected within the medical community in each of our existing markets. This core group of physicians then assists our hospital staff in recruiting other physicians.

Maintaining Strong Relationships with Referral Sources. Our patients are transferred from other healthcare settings once they are medically stable and have been determined to be appropriate for receiving clinical care in a long-term acute care hospital setting. We receive most of our patient referrals from discharge planners at other healthcare facilities, physicians and managed care organization case managers. As a result, we have clinical liaisons and case managers who focus on maintaining strong relationships, with these various referral sources. Specifically our liaisons and case managers utilize face-to-face interaction and case studies to educate these referral sources on the clinical benefits of LifeCare’s programs as well as to encourage early interventions and the transfer of medically complex patients to our hospitals. We also utilize our corporate managed care resources to interact with managed care professionals on the clinical and cost effective benefits of our treatment protocols.

Hospital Operations

Our hospitals provide long-term acute care services to patients with serious and often complex medical conditions. Our hospitals have the capability to treat patients who suffer from conditions such as respiratory failure, chronic pulmonary disease, nervous system disorders, infectious diseases and non-healing wounds. These conditions require a high level of monitoring and specialized care yet may not necessitate the continued services of an intensive care unit. Due to their serious medical conditions, these patients are not clinically appropriate for admission to a skilled nursing facility or inpatient rehabilitation facility.

Referral Process

Our patients are admitted to our facilities primarily from general acute care hospitals. Patients are typically referred to us by physicians, payor case managers and community hospital discharge planners. Our facility administrators and marketing staff execute marketing and strategic plans directed at these referral sources. At each of our facilities, these efforts are under the direction of the facility administrator with significant support from our regional and corporate staff. Our hospital marketing staff works with specific doctors, community hospital discharge planners and payor case managers to educate these referral sources on the clinical benefits of our programs and to encourage appropriate early intervention and transfer of medically complex patients.

Hospital Patient Admission

When a patient is referred to one of our facilities, a nurse liaison performs a clinical evaluation to determine the care required and whether the patient meets our medical necessity criteria. Based on the determinations reached in this clinical evaluation, an admission decision is made by the attending physician.

Upon admission, a transdisciplinary team reviews a new patient’s condition. The transdisciplinary team is comprised of a number of clinicians and may include any or all of the following: an attending physician; a specialty nurse; a respiratory therapist; a dietician; a pharmacist; and a case manager. Upon completion of an initial evaluation by each member of the treatment team, an individualized treatment plan is established and implemented. A case manager, the vast majority of whom are registered nurses, coordinates all aspects of the patient’s hospital stay and serves as a liaison with the insurance carrier’s staff when appropriate. The case manager communicates progress, resource utilization and treatment goals between the patient, the treatment team and the payor. The transdisciplinary team works with the attending physician throughout the patient’s hospital stay to make any necessary modification to the patient’s care plan during the stay, with the goal of achieving the optimal clinical outcome.

Quality Assessment and Improvement

We maintain an outcomes program that includes a pre-admission evaluation program and concurrent review of all of our patient population against utilization and quality screenings, as well as quality of outcomes data collection and patient and family satisfaction surveys. In addition, each of our hospitals has an integrated quality assessment and improvement program administered by a quality review manager that encompasses quality improvement, infection control and risk management. Our objective in these programs is to ensure that patients are appropriately admitted to our hospitals and that we render to our patients quality healthcare in a cost-effective manner.

We have implemented a program whereby our hospitals will be reviewed annually by internal quality auditors for compliance with standards of the Joint Commission on Accreditation of Healthcare Organizations, a non-profit organization that evaluates and accredits healthcare organizations in the United States. The purposes of this internal review process are to (i) ensure ongoing compliance with industry recognized standards for our hospitals, (ii) assist management in analyzing each hospital’s operations and (iii) provide consulting and educational opportunities for each hospital to identify opportunities to improve patient care.

Facilities

As of December 31, 2005, we had 12 HIH facilities and six freestanding facilities. We lease all of our long-term acute care hospital facilities except for two owned freestanding hospitals. We generally seek a ten-year lease for our long-term acute care hospitals, with an additional five-year renewal at our option.

The following table lists our current hospital facilities:

Facility Name	Location	Type	Licensed Beds	Owned/ Leased
Existing Facilities
Colorado Acute Specialty Care Hospital	Denver, Colorado	HIH	24	Leased
LCH—Doctor’s Hospital	Shreveport, Louisiana	HIH	43	Leased
LCH—Linwood Ave	Shreveport, Louisiana	Freestanding	65	Leased
LCH—Pierremont	Shreveport, Louisiana	HIH	22	Leased
LCH—Chester County	West Chester, Pennsylvania	HIH	39	Leased
LCH of Dayton	Miamisburg, Ohio	HIH	44	Leased
LCH of Milwaukee	Milwaukee, Wisconsin	HIH	35	Leased
LCH of North Carolina	Rocky Mount, North Carolina	HIH	50	Leased
LCH of North Texas—Dallas	Dallas, Texas	Freestanding	64	Leased
LCH of North Texas—Fort Worth	Fort Worth, Texas	Freestanding	70	Owned
LCH of Pittsburgh	Pittsburgh, Pennsylvania	Freestanding	155	Owned
LCH of Plano	Plano, Texas	Freestanding	66	Leased
LCH of San Antonio	San Antonio, Texas	HIH	34	Leased
LCH of South Texas	Edinburg, Texas	HIH	40	Leased
LCH of South Texas—McAllen	McAllen, Texas	Freestanding	62	Leased
LCH of West Michigan	Muskegon, Michigan	HIH	20	Leased
Tahoe Pacific Hospital—Meadows	Reno, Nevada	HIH	39	Leased
Tahoe Pacific Hospital—West	Reno, Nevada	HIH	21	Leased

Total Facilities 18(1)			893

1	Does not include the three hospitals located in New Orleans that were closed in August 2005 in the aftermath of Hurricane Katrina.

In addition, we lease our non-hospital facilities, including our corporate headquarters, which is located in Plano, Texas, and several other administrative spaces related to administrative and operational support functions. We believe that our existing facilities are suitable to conduct our operations.

Employees

As of December 31, 2005, we employed approximately 2,700 people throughout the United States.

Professional Staff

Each of our hospitals is staffed with a transdisciplinary team of healthcare professionals. A professional nursing staff trained to care for long-term acute patients is on duty 24 hours each day in our hospitals. Other professional staff includes respiratory therapists, physical therapists, occupational therapists, speech therapists, pharmacists and case managers.

Each of our hospitals has a fully credentialed, multi-specialty medical staff to meet the needs of the patients. Each patient is visited at least once a day by a physician. Our credentialed physicians typically practice in specialties such as critical care, internal medicine, pulmonary medicine, cardiology, hematology, nephrology, infectious diseases, oncology, endocrinology, psychiatry, surgery and wound care.

The physicians at our hospitals generally are not our employees and may also be members of the medical staff at other hospitals. Generally, we do not enter into exclusive contracts with these physicians to provide services for our patients. We enter into administrative agreements with physicians to provide administrative support and clinical oversight of our clinical programs.

Centralized Management and Operational Oversight

A hospital administrator supervises and is responsible for the day-to-day operations at each of our hospitals. In addition, the majority of our hospitals employ a chief clinical officer to oversee the clinical operations of the hospital and a quality assurance manager to direct an integrated quality assurance program. Our headquarters provides services in the areas of system design and development, training, human resource management, payroll, reimbursement expertise, legal advice, accounting support, centralized billing, insurance/risk management services, managed care expertise, purchasing and facilities management. Financial control is maintained through fiscal and accounting policies that are established at the corporate level for use at each of our hospitals. We have standardized operating procedures, and we monitor our hospitals to assure consistency of operations.

We also employ a series of checks and balances designed to ensure that management and operational decisions at our facilities are made while considering our patients’ best interests. We have developed a system to monitor operating metrics, such as nursing hours per patient day and non-clinical staff metrics, at each of our facilities. This monitoring includes a review of clinical staffing levels and measures time devoted to our patients against goals set by management. Our aim is to ensure that we are providing the right staffing and other resources to match our patients’ acuity levels.

Payor Relationship Management

It is important to our business to be able to establish relationships with commercial healthcare payors and to maintain our reputation with those payors as a provider of acute care. Our staff includes persons with expertise in the field of payor contracting and rate modeling. These professionals negotiate contracts with purchasers of group healthcare services, including private employers, managed care companies, preferred provider organizations and health maintenance organizations. Some payor organizations attempt to obtain discounts from established hospital charges. We focus on demonstrating to these payors how our services can provide them and their customers with the most viable pricing arrangements in circumstances where they may otherwise be faced with funding treatment at expensive rates at other types of facilities. The importance of obtaining contracts with preferred provider organizations, health maintenance organizations and other organizations varies among markets, depending on such factors as the number of commercial payors and their relative market strength.

Competition

We compete on the basis of pricing, location, the quality of services we provide and the clinical outcomes we achieve. The primary competitive factors in the long-term acute care hospital industry include location, quality of services, charges for services and responsiveness to the needs of patients, families, payors and physicians. Other companies operate long-term acute care hospitals that compete with our hospitals, including large operators of similar facilities, such as Kindred Healthcare, Inc. and Select Medical Corporation. In addition, in each of our markets there are general acute care hospitals that provide services comparable to those we provide.

Government Regulations

General

The healthcare industry is required to comply with many laws and regulations at the federal, state and local levels. These laws and regulations require that hospitals meet various requirements, including those relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, compliance with building codes and environmental protection and healthcare fraud and abuse. These laws and regulations are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. If we fail to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in the Medicare, Medicaid and other federal and state healthcare programs.

Licensure

Facility Licensure. Our healthcare facilities are subject to state and local licensing regulations ranging from the adequacy of medical care to compliance with building codes and environmental protection laws. In order to assure continued compliance with these various regulations, governmental and other authorities periodically inspect our facilities.

Some states still require us to get approval under certificate of need regulations when we create, acquire or expand our facilities or services. If we fail to show public need and obtain approval in these states for our facilities, we may be subject to civil or even criminal penalties, lose our facility license or become ineligible for reimbursement if we proceed with our development or acquisition of the new facility or service.

Professional Licensure and Corporate Practice. Healthcare professionals at our hospitals are required to be individually licensed or certified under applicable state law. We take steps to ensure that our employees and agents possess all necessary licenses and certifications.

Certification. In order to participate in the Medicare program and receive Medicare reimbursement, each facility must comply with the applicable regulations of the United States Department of Health and Human Services relating to, among other things, the type of facility, its equipment, its personnel and its standards of medical care, as well as compliance with all applicable state and local laws and regulations. All of our hospitals participate in the Medicare program.

Accreditation. Our hospitals receive accreditation from the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, a nationwide commission which establishes standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of hospitals. JCAHO has accredited all of our hospitals except for LCH of Chester County which was opened in September 2005.

Overview of U.S. and State Government Reimbursements

Medicare. The Medicare program reimburses healthcare providers for services furnished to Medicare beneficiaries, who are generally persons age 65 and older, those who are chronically disabled, and those suffering from end stage renal disease. The program is governed by the Social Security Act and is administered primarily by the Department of Health and Human Services through its Centers for Medicare & Medicaid Services. The Medicare program reimburses various types of providers, including long-term acute care hospitals, using different payment methodologies. We received from Medicare approximately 76.0% of our net patient service revenue in 2005.

Prior to cost reporting periods beginning on or after October 1, 2002, a long-term acute care hospital was paid on the basis of Medicare reasonable costs per case, subject to limits. Under this cost based reimbursement system, costs accepted for reimbursement depended on a number of factors, including necessity, reasonableness, related party principles and relatedness to patient care. Qualifying costs under Medicare’s cost reimbursement system typically included all operating costs and also capital costs including interest expense, depreciation, amortization, and rental expense. Non-qualifying costs included marketing costs. Under the cost based reimbursement system, a long-term acute care hospital was subject to per discharge payment limits.

The Medicare payment system for long-term acute care hospitals changed from a reasonable-cost based payment system to a prospective payment system (“PPS”) for cost reporting years beginning on or after October 1, 2002. Long-term acute care hospital PPS is based upon discharged-based DRGs. The basic form of payment under the long-term acute care hospital PPS provides for three potential payment amounts: (a) a short stay outlier payment, which applies to patients whose length of stay is less than 5/6 of the geometric mean length of stay for that DRG, and is equal to the lesser of (1) 120% of a per diem amount based upon the payment and average length of stay for that DRG, (2) 120% of the estimated cost of the case or (3) the full DRG payment; (b) a full DRG payment which applies to patients whose length of stay is greater than 5/6 of the geometric mean length of stay and whose cost has not exceeded the amount of DRG reimbursement plus a fixed cost outlier threshold established each year by CMS; and (c) a high cost outlier payment that will provide a partial coverage of costs for patients whose cost of care far exceeds the DRG reimbursement plus a fixed cost outlier threshold per discharge. For patients in the high cost outlier category, Medicare will reimburse 80% of the costs incurred above the sum of the DRG payment amount plus a fixed cost outlier threshold per discharge.

Long-term acute care hospital PPS provides for an adjustment for differences in area wages resulting from salary and benefit variations. There also are additional rules for payment for patients who are transferred from a long-term acute care hospital to another healthcare setting and are subsequently re-admitted to the long-term acute care hospital. The long-term acute care hospital PPS payment rates also are subject to annual adjustments.

Long-term acute care hospital PPS is being phased-in over a five-year transition period, during which a long-term acute care hospital’s payment for each Medicare patient will be a blended amount consisting of set percentages of the DRG payment rate and the hospital’s reasonable cost based reimbursement. The DRG payment rate is 20% for a hospital’s cost reporting period beginning on or after October 1, 2002, and will increase by 20% for each cost reporting period thereafter until the hospital’s cost reporting period beginning on or after October 1, 2006, when the hospital will be paid solely on the basis of DRG payment rates. A long-term acute care hospital may elect to be paid solely on the basis of DRG payment rates (and not be subject to the transition period) at the start of any of its cost reporting periods during the transition period. We have elected to use the full long-term acute care hospital PPS payment methodology.

Only providers qualified as long-term acute care hospitals may be paid under this system. To maintain qualification under long-term acute care hospital PPS, the hospital’s average length of stay of Medicare patients must be more than 25 days. Under the previous system, compliance with the 25-day average length of stay requirement was based on all patient discharges.

Prior to qualifying under the payment system applicable to long-term acute care hospitals, a new long-term acute care hospital initially receives payments under the general acute care hospital DRG based reimbursement system. The long-term acute care hospital must continue to be paid under this system for a minimum of six months while meeting certain Medicare long-term acute care hospital requirements, the most significant requirement being an average length of stay of more than 25 days.

Long-term Acute Care Hospital Medicaid Reimbursement. The Medicaid program is designed to provide medical assistance to individuals unable to afford care. The program is governed by the Social Security Act and administered and funded jointly by each individual state government and CMS. Medicaid payments are made under a number of different systems, which include cost based reimbursement, prospective payment systems or programs that negotiate payment levels with individual hospitals. In addition, Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy by the state agencies and certain government funding limitations, all of which may increase or decrease the level of program payments to our hospitals. Medicaid payments accounted for less than 1% of our net patient service revenue for the year ended December 31, 2005.

Regulatory Changes

CMS Fiscal 2007 Reimbursement Changes. On May 2, 2006 CMS issued the changes in regulations for the 2007 fiscal year starting on July 1, 2006 regarding the prospective payment system for long-term acute care hospitals. These rules included, among other things, (i) a change to the payment provisions related to short-stay outliers; (ii) an increase in the outlier fixed-loss amount from $10,501 to $14,887; (iii) an increase in the labor-related share of the prospective payment system federal rate from 72.855% to 75.665%; (iv) an elimination of the surgical case exception to the three-day or less interruption of stay policy; and (v) a freeze of the fiscal 2007 federal rate at the 2006 level.

The current payment methodology for short-stay outliers reimburses long-term acute care hospital providers at the lowest of (i) 120% of the patient’s cost; (ii) 120% of the per diem amount based on the diagnosis related group; or (iii) the full diagnosis related group payment. One of the CMS changes to short-stay outlier reimbursement added a fourth payment alternative, a blended amount based upon (i) the amount that would otherwise be paid under the short-term acute care in-patient payment system computed as a per diem and capped at the full in-patient payment system payment amount and (ii) 120% of the per diem amount based on the diagnosis related group for long-term acute care hospitals. An additional CMS change will lower the reimbursement under the patient cost payment alternative from 120% of patient cost to 100%.

CMS has estimated that exclusive of the freeze of the federal rate for fiscal 2007, the changes will result in a decrease in Medicare reimbursement of 3.7% per discharge for long-term acute care hospital providers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the potential impact these regulatory changes could have on our operations.

Proposed CMS Changes for Fiscal 2007. On April 12, 2006 CMS issued proposed changes to the Medicare hospital payment system, including proposed changes to the relative weights and lengths of stay for the diagnosis related groups treated by long-term acute care hospitals. The proposed rule was published on April 25, 2006 and comments will be accepted through June 12, 2006. CMS estimated that their proposed changes would result in reducing payment to long-term acute care providers by 1.4% based on the current reimbursement regulations that are in place. We have not determined the estimated impact to us of these proposed changes based upon our historical Medicare patient activity. The proposal also includes (1) proposed changes in the regulations applicable to grandfathered hospitals-within-hospitals and grandfathered satellite facilities, and (2) proposed changes in the methodology for determining cost-to-charge ratios for long-term acute care hospitals and the reconciliation of high-cost and short-stay outlier payments under the Medicare payment system for such hospitals. We expect the final rule will be published in August 2006 and would go into effect for Medicare discharges on or after October 1, 2006.

Fiscal 2006 Reimbursement Changes and DRG Weighting. On May 6, 2005, CMS issued a final rule to update long-term acute care hospital PPS payment rates for the 2006 rate year. CMS estimates that this rule, together with other factors including wage index adjustments, will lead to a combined effective increase in Medicare reimbursement paid to long-term acute care hospitals of 5.7%. Furthermore, on August 1, 2005 CMS issued a rule to, among other things, revise the classifications, relative weights and lengths of stay for the DRGs treated by long-term acute care hospitals, or DRGs, effective October 1, 2005. CMS estimates that the changes will reduce aggregate Medicare reimbursement to long-term acute care hospitals by approximately 4.2%. These percentages are based on the industry average for all facilities. The results for a particular facility will vary based on a facility’s patient mix and geographic location.

HIH Facility Admission Regulations. CMS recently published new regulations applicable to long-term acute care hospitals that are operated as HIH facilities. The new HIH facility regulations became effective for hospital cost reporting periods beginning on or after October 1, 2004. Subject to certain exemptions, under the regulations, HIH facilities will receive lower rates of reimbursement for those Medicare patients admitted from their host hospitals in excess of a specified percentage of the HIH’s total admitted patients. For new HIH facilities, the Medicare admissions threshold has been established at 25%. For HIH facilities that meet specified criteria and were in existence as of October 1, 2004, the Medicare admissions thresholds will be phased-in over a four-year period starting with hospital cost reporting periods beginning on or after October 1, 2004. The regulations provide exceptions to the Medicare admissions thresholds for (i) patients who reach “outlier” status at the host hospital, (ii) HIH facilities located in MSA-dominant hospitals, and (iii) HIH facilities located in rural areas.

We expect that these regulations will require transition plans for only three of our 12 HIH facilities. With respect to our other nine HIH facilities, one was opened in September 2005 and is expected to operate below the 25% admission threshold, four currently operate below the 25% host hospital admission threshold, one qualifies for the MSA-dominant exemption and we believe that three qualify for grandfather treatment and are therefore exempt from this payment limitation. The regulations are ambiguous as to whether grandfathered long-term acute care hospitals are exempt from the 25% rule, but CMS officials have informally advised us that they are exempt. This position is not reflected in the written instructions to the Medicare contractors that implement the rule or in other official written policy. Therefore, while it appears to be CMS’s policy that grandfathered long-term acute care hospitals are not subject to the 25% rule, there is some risk that a different interpretation could be imposed in the future because CMS has not stated that policy formally.

As a result of the phase-in described above, the HIH facility regulations had no effect on our 2004 and 2005 financial results, and we expect that they will have only a minimal impact on our 2006 financial results. In order to minimize the impact of the HIH facility regulations in 2006 and future years, we are developing a business plan and strategy for each of our three affected facilities to adapt to the HIH facility regulations and maintain our company’s current business and Adjusted EBITDA. Our transition plan may include consolidating HIH facilities or relocating certain of our facilities to alternative settings, building or buying freestanding facilities and closing a facility. We believe that we will be able to accomplish our strategy to adapt to the HIH facility regulations with minimal disruption to our business.

For HIH facilities that meet specified criteria and were in existence as of October 1, 2004, including four of our other existing HIH facilities, the Medicare admissions thresholds will be phased-in over a four-year period starting with hospital cost reporting periods beginning on or after October 1, 2004, according to the following schedule:

Cost Reporting Period Beginning on or After:	Threshold of Medicare Discharges Admitted from Host Hospital
October 1, 2004	2004 Cost Report Period Percentage (as defined below)
October 1, 2005	Lesser of 2004 Percentage or 75%
October 1, 2006	Lesser of 2004 Percentage or 50%
October 1, 2007	25%

As used in this prospectus, “2004 Percentage” means, with respect to any HIH facility, the percentage of all Medicare patients discharged by such HIH facility during its cost reporting period beginning on or after October 1, 2003 and before October 1, 2004 who were admitted to such HIH facility from its host hospital. In no event will the 2004 Percentage be less than 25% when evaluating any cost reporting period beginning on or after October 1, 2004.

Other Healthcare Regulations

Fraud and Abuse Enforcement. Various federal laws prohibit the submission of false or fraudulent claims, including claims to obtain payment under Medicare, Medicaid and other government healthcare programs. Penalties for violation of these laws include civil and criminal fines, imprisonment and exclusion from participation in federal and state healthcare programs. In recent years, federal and state government agencies have increased the level of enforcement resources and activities targeted at the healthcare industry. In addition, the federal False Claims Act allows an individual to bring lawsuits on behalf of the government, in what are known as qui tam or “whistleblower” actions, alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute. The use of these private enforcement actions against healthcare providers has increased dramatically in the recent past, in part because the individual filing the initial complaint is entitled to share in a portion of any settlement or judgment. See “—Legal and Administrative Proceedings.”

From time to time, various federal and state agencies, such as the Office of Inspector General of the Department of Health and Human Services, issue a variety of pronouncements, including fraud alerts, the Office of Inspector General’s Annual Work Plan and other reports, identifying practices that may be subject to heightened scrutiny. These pronouncements can identify issues relating to long-term acute care hospitals. For example, the Office of Inspector General’s 2005 Work Plan describes the government’s intention to study whether Medicare beneficiaries in long-term care hospitals are receiving acute level services or whether these patients could be cared for in an alternative setting such as a skilled nursing facility. In addition, the government expressed its intention to study the appropriateness of early discharges, interrupted stays and outlier payments to long-term care hospitals. We monitor government publications applicable to us and focus a portion of our compliance efforts towards these areas targeted for enforcement.

We endeavor to conduct our operations in compliance with applicable laws, including healthcare fraud and abuse laws. If we identify any practices as being potentially contrary to applicable law, we will take appropriate action to address the matter, including, where appropriate, disclosure to the proper authorities.

Remuneration and Fraud Measures. The federal “anti-kickback” statute prohibits some business practices and relationships under Medicare, Medicaid and other federal healthcare programs. These practices include the payment, receipt, offer or solicitation of remuneration in connection with, to induce, or to arrange for, the referral of patients covered by a federal or state healthcare program. Violations of the anti-kickback law may be punished by a criminal fine of up to $25,000 or imprisonment for each violation, or both, civil monetary penalties of $50,000 and damages of up to three times the total amount of remuneration, and exclusion from participation in federal or state healthcare programs.

Sections 1877 and 1903(s) of the Social Security Act, commonly known as the “Stark Law,” prohibits referrals for designated health services by physicians under the Medicare and Medicaid programs to other healthcare providers in which the physicians have an ownership or compensation arrangement unless an exception applies. Sanctions for violating the Stark Law include civil monetary penalties of up to $15,000 per prohibited service provided, assessments equal to three times the dollar value of each such service provided and exclusion from the Medicare and Medicaid programs and other federal and state healthcare programs. The statute also provides a penalty of up to $100,000 for a circumvention scheme. In addition, many states have adopted or may adopt similar anti-kickback or anti-self-referral statutes. Some of these statutes prohibit the payment or receipt of remuneration for the referral of patients, regardless of the source of the payment for the care.

Provider-Based Status. The designation “provider-based” refers to circumstances in which a subordinate facility (e.g., a separately certified Medicare provider, a department of a provider or a satellite facility) is treated as part of a provider for Medicare payment purposes. In these cases, the services of the subordinate facility are included on the “main” provider’s cost report and overhead costs of the main provider can be allocated to the subordinate facility, to the extent that they are shared. We currently operate six hospitals that are treated as provider-based satellites of certain of our other facilities. These facilities are required to satisfy certain operational standards in order to retain their provider-based status.

Health Information Practices. In addition to broadening the scope of the fraud and abuse laws, the Health Insurance Portability and Accountability Act of 1996, commonly known as HIPAA, also mandates, among other things, the adoption of standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the healthcare industry. If we fail to comply with the standards, we could be subject to criminal penalties and civil sanctions. Among the standards that the Department of Health and Human Services has adopted or will adopt pursuant to HIPAA are standards for the following:

•	electronic transactions and code sets;

•	unique identifiers for providers, employers, health plans and individuals;

•	security and electronic signatures;

•	privacy; and

•	enforcement.

Although HIPAA was intended ultimately to reduce administrative expenses and burdens faced within the healthcare industry, the law has required significant and, in some cases, costly changes.

The Department of Health and Human Services has adopted standards in three areas that most affect our operations. First, standards relating to electronic transactions and code sets require the use of uniform standards for common healthcare transactions, including healthcare claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits. Second, standards relating to the privacy of individually identifiable health information govern our use and disclosure of protected health information, and require us to impose those rules, by contract, on any business associate to whom such information is disclosed. Third, standards for the security of electronic health information which were issued on February 20, 2003 require us to implement various administrative, physical and technical safeguards to ensure the integrity and confidentiality of health information.

We maintain a HIPAA implementation committee that is charged with evaluating and implementing HIPAA. The implementation committee monitors HIPAA’s regulations as they have been adopted to date and as additional standards and modifications are adopted. We are currently not in full compliance with HIPAA security standards but are working to implement changes necessary to come into compliance. We cannot at this time estimate the continual cost of compliance with HIPAA once we become compliant, nor can we estimate the cost of compliance with standards that have not yet been issued or finalized by the Department of Health and Human Services. Although the new health information standards are likely to have a significant effect on the manner in which we handle health data and communicate with payors, based on our current knowledge, we believe that the cost of our compliance will not have a material adverse effect on our business, financial condition or results of operations.

Our Compliance Program

In 2000, we voluntarily adopted our Code of Conduct, which has recently been amended and serves as the basis for our company-wide compliance program. Our written Code of Conduct provides guidelines for principles and regulatory rules that are applicable to our patient care and business activities. These guidelines are implemented by our Corporate Compliance Officer, who works with each facility compliance officer and our corporate HIPAA Privacy and Security Director. We have also established a reporting system, auditing and monitoring programs and a disciplinary system as a means for enforcing the Code of Conduct’s policies.

We focus on integrating our compliance and HIPAA-related responsibilities with operational and staff functions. We recognize that our compliance with applicable laws and regulations depends upon individual actions as well as company operations. As a result, we have adopted an operations team approach to compliance. Our corporate executives and staff, with the assistance of both corporate and outside experts, have reviewed and adopted our core compliance program through our Compliance Committee. We utilize facility compliance officers to ensure facility-level implementation of our Code of Conduct. This approach is intended to reinforce our company-wide commitment to operate in accordance with the laws and regulations that govern our business.

Our Compliance Committee is made up of members of our senior executives and staff. The Compliance Committee meets on a quarterly basis and reviews the activities, reports and operation of our compliance program. In addition, any significant compliance initiatives are presented to the board of directors. In addition, the Compliance Committee reviews and approves all HIPAA requirements and activities on a regular basis to ensure compliance with HIPAA regulations. Finally, our Corporate Compliance Officer reports quarterly to our board of directors to review the activities, reports and operation of our compliance program.

In order to facilitate our employees’ ability to report known, suspected or potential violations of our Code of Conduct, we have developed a system of anonymous reporting. This anonymous reporting may be accomplished by communication to our toll-free, third-party compliance hotline provider or directly to the hotline provider by mail. In addition, a significant number of compliance-related issues are presented and reviewed by our Corporate Compliance Officer with the assistance of outside counsel as deemed necessary by the Corporate Compliance Officer. The Corporate Compliance Officer and his staff are responsible for reviewing and investigating compliance incidents in accordance with the compliance department’s Policy on Reporting of Potential Issues or Areas of Noncompliance, and presenting the findings to our Chief Executive Officer, the Compliance Committee, or an executive or administrative officer as necessary. All significant issues are reported to our board of directors.

Monitoring audits and reports along with the results of other compliance initiatives for each of our hospitals are reported to the Compliance Committee on a quarterly basis. We train and educate our employees regarding the Code of Conduct, as well as the legal and regulatory requirements relevant to the employees’ work environment. New and current employees are required to sign a form certifying that the employee has read, understood, and has agreed to abide by the Code of Conduct.

We review our policies and procedures for our compliance program from to time to time in order to improve operations and to ensure compliance with requirements of standards, laws and regulations and to reflect the on-going compliance focus areas which have been identified by the Compliance Committee.

Legal and Administrative Proceedings

We are subject to legal proceedings and claims that arise in the ordinary course of our business, which include malpractice claims covered under our insurance policies. In our opinion, the outcome of these actions will not have a material adverse effect on the financial position or results of operations of our company.

To cover claims arising out of the operations of our hospitals, we maintain professional malpractice liability insurance and general liability insurance. We also maintain umbrella liability insurance covering claims which, due to their nature or amount, are not covered by or not fully covered by our other insurance policies. These insurance policies also do not generally cover punitive damages.

HHS Office of Inspector General Voluntary Disclosure

In July 2003, we made an initial voluntary disclosure to the OIG concerning expenses we had included on cost reports submitted to Medicare for fiscal years 1997 through 2001. We made this disclosure pursuant to the Voluntary Disclosure Program established by the OIG to encourage self-reporting by providers. At that time we initiated an internal compliance investigation and reported its findings to the OIG.

In addition in March 2005, we made a supplemental voluntary disclosure to the OIG that we had employed three individuals who furnished patient care services for us while they were excluded from participation in the Medicare program. On March 6, 2006, the parties reached an agreement in principle to settle these matters for the approximate amounts of $2.2 million and $370,000, respectively. This agreement is subject to finalization of both a settlement agreement and a three-year corporate compliance agreement to be approved by the OIG.

As part of the internal compliance investigation, we identified certain federal election campaign contribution issues relevant to the Federal Election Commission (“FEC”) and the US Department of Justice (“DOJ”) and reported to the FEC and the DOJ our concerns that there may have been potential violations of federal election laws. On June 3, 2005, we and the FEC entered into a conciliation agreement that required us to pay a $50,000 civil fine, which we have paid.

Louisiana Attorney General Investigation and Related Claims

On September 28, 2005 the Louisiana Attorney General’s office announced that it is conducting an investigation of 13 nursing homes and six hospitals in the New Orleans area relating to patient deaths that occurred at these facilities during and in the aftermath of Hurricane Katrina. One of these facilities is Memorial Medical Center within which we operated an 82-bed licensed hospital. We have been fully cooperating with this investigation since its inception. We have received no indication of how long the Attorney General’s office will take to complete its investigation. At this time we cannot determine whether this investigation will have any impact on the Company. If the Company becomes a target of the investigation, it could have a materially adverse effect on our business, operating results and financial condition. To date, the Company has not been the subject of any litigation arising from the circumstances surrounding Hurricane Katrina, however, there can be no assurance that legal action or claims arising from these circumstances will not be brought against the Company in the future.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors.

Name	Age	Position(s)
W. Earl Reed, III	54	Chairman of the Board of Directors and Chief Executive Officer
Bryan D. Burklow	47	Executive Vice President—Chief Operating Officer
Phillip B. Douglas	48	Executive Vice President—Chief Financial Officer
Jill L. Force	53	Executive Vice President—General Counsel
Chris A. Walker	37	Senior Vice President—Chief Accounting Officer and Treasurer
Karen Bechtel	56	Director
W. Robert Dahl	48	Director
Eric J. Edell	29	Director
Walter S. Jin	33	Director
Wayne T. Smith	59	Director

Set forth below is a brief description of the business experience of each of our directors and executive officers:

W. Earl Reed, III, a CPA, has served as our Chief Executive Officer and Chairman of the Board since August 11, 2005. Prior to joining LifeCare, Mr. Reed served as Chief Executive Officer of The Allegro Group, a consulting firm that advises healthcare providers and investors in healthcare companies on operational and business matters, from 1998 to 2005. During his tenure at The Allegro Group, Mr. Reed was appointed Chief Executive Officer of Rehab Designs of America, Inc., a provider of orthotic and prosthetic devices, and served in that position from 2000 until 2001. Prior to joining The Allegro Group, Mr. Reed was Chief Financial Officer of Vencor, Inc. now Kindred Healthcare, Inc. from 1987 until 1998. Mr. Reed serves on the board of directors of Almost Family, Inc.

Bryan D. Burklow has served as our Chief Operating Officer since August 11, 2005. Prior to joining LifeCare, he served as President and Chief Executive Officer for Deaconess Associations, Inc., a non-profit holding company of an array of healthcare operating companies from 2002 until 2005. From 2000 to 2002, Mr. Burklow was President of MDS Laboratories U.S., Inc., a multi-site reference laboratory company. From 1996 until 1999, he served as the Northeast Senior Vice President of Vencor, Inc., now Kindred Healthcare, Inc.

Phillip B. Douglas has served as our Chief Financial Officer since January 30, 2006. Prior to joining LifeCare, Mr. Douglas was Chief Financial Officer of Workscape, Inc., a private-equity owned company, from 2000 until 2005, From 1996 until 1999 Mr. Douglas was founder and Chief Executive Officer of Management and Technology Solutions, Inc., a developer and provider of IT solutions to physician organizations. From 1992 to 1995 Mr. Douglas was the Chief Financial Officer and Co-Founder of HealthSpring, Inc., a physician practice management company that was later acquired by The MetraHealth Companies (“MetraHealth”). MetraHealth was ultimately acquired by United HealthCare Corporation, where Mr. Douglas served as Senior Vice President of Finance for the combined companies from 1995 to 1996.

Jill L. Force, a CPA and attorney, has served as our Executive Vice President and General Counsel since August 11, 2005. Prior to joining LifeCare she was Executive Vice President of The Allegro Group from 1999 until the closing of the Transactions. Ms. Force served as Senior Vice President and General Counsel of Vencor, Inc., now Kindred Healthcare, Inc. from 1989 until 1999.

Chris A. Walker, has served as our Senior Vice President—Chief Accounting Officer and Treasurer since 1997. Prior to joining LifeCare, he worked as a Certified Public Accountant with KPMG LLP from 1991 until 1997.

Karen Bechtel has served as a director since August 2005. Ms. Bechtel is a Managing Director of The Carlyle Group and Co-head of its Global Healthcare team. Previously, Ms. Bechtel was a Managing Director of Morgan Stanley’s Private Equity Group, where she was a member of the investment committee. From 1993 to 1997, Ms. Bechtel was Co-head of the Strategic Finance Group. She was also a founder and head of Princes Gate Private Equity Investors, a $650 million bridge equity fund.

W. Robert Dahl has served as a director since August 2005. Mr. Dahl is a Managing Director of The Carlyle Group and Co-head of its Global Healthcare team and has been with The Carlyle Group since 1999. Prior to joining Carlyle, Mr. Dahl was Co-head of the U.S. healthcare group at Credit Suisse First Boston.

Eric J. Edell has served as a director since August 2005. Mr. Edell is a Vice President of The Carlyle Group focused on U.S. buyout investments in the healthcare sector and has been with The Carlyle Group since 2002. From 2000 until 2002, Mr. Edell was an Associate at Spectrum Equity Investors, a private equity firm focused on the communications and media sectors. Mr. Edell worked at Goldman Sachs & Co.’s Private Equity Group from 1999 until 2000.

Walter S. Jin has served as a director since August 2005. Mr. Jin is a Principal of The Carlyle Group focused on U.S. buyout investments in the healthcare industry. Prior to joining Carlyle, Mr. Jin worked in the Investment Banking Division of Salomon Brothers Inc. in the Mergers & Acquisitions Group

Wayne T. Smith is the Chairman, President and Chief Executive Officer of Community Health Systems, Inc. and has served as a director since August 2005. Previously, Mr. Smith spent 23 years at Humana Inc., most recently as President and Chief Operating Officer, and as a director, from 1993 to mid-1996. He is also a director of Almost Family, Inc. and Praxair, Inc. Mr. Smith is a member of the board of directors and a past chairman of the Federation of American Hospitals.

Board

Our Board directs the management of our business as provided by Delaware law and conducts its business through regularly scheduled meetings. The board reviews and approves, among other matters, the compensation of our Chief Executive Officer, and our equity incentive plans. Furthermore, the board monitors our corporate financial reporting, external audits, internal control functions and compliance with laws and regulations that could have a significant effect on our financial condition or results of operations. Our board has the responsibility to appoint and to review fee arrangements with our independent auditors.

Prior to the Transactions, we had an audit and compensation committee of the board of directors. These committees have not been established subsequent to the date of the Transactions. In the future we anticipate we may establish standing committees of the board including audit and/or compensation committees. We will consider establishing other committees of the board, from time to time, when necessary to address specific issues. Our board of directors consulted with our Chief Executive Officer concerning the compensation of our executive officers, other than the Chief Executive Officer, subsequent to August 11, 2005.

Compensation of Directors

Other than Wayne Smith, the members of our board of directors are not separately compensated for their services as directors, other than reimbursement for out-of-pocket expenses incurred in connection with rendering such services. Mr. Smith receives annual cash compensation of $25,000 and 10,000 stock options annually for his services as a director to the Company.

COMPENSATION OF EXECUTIVES

The following table sets forth compensation information for each person who served as our Chief Executive Officer during 2005, the four other executive officers who were the most highly compensated for the year ended December 31, 2005 and two prior executive officers who would have been included as one of the four other most highly compensated executive officers had they not resigned prior to December 31, 2005. We refer to these individuals collectively as our “named executive officers.”

	Annual Compensation			Long Term Compensation Restricted Stock Awards $ (2)	All Other Compensation $ (3)
	Fiscal Year	Salary $	Bonus $ (1)
W. Earl Reed, III Chairman of the Board of Directors and Chief Executive Officer since August 11, 2005	2005	166,157	—	237,600	1,355
	2004	—	—	—	—
	2003	—	—	—	—

Thomas W. Erickson (4)	2005	158,664	302,055	—	342,000
Chief Executive Officer through August 10, 2005	2004	219,904	180,000	—	—
	2003	158,333	—	—	—

Bryan D. Burklow Executive Vice President and Chief Operating Officer since August 11, 2005	2005	111,468	—	59,400	923
	2004	—	—	—	—
	2003	—	—	—	—

William B. Simpson (5) former Executive Vice President and Chief Operating Officer through August 10, 2005	2005	177,981	302,250	—	285,002
	2004	274,270	162,510	—	—
	2003	212,514	—	—	—

James D. Shelton (6)	2005	281,059	151,125	—	250,000
Executive Vice President and Chief Financial Officer through January 10, 2006	2004	267,368	155,480	—	—
	2003	242,028	48,300	—	—

Jill L. Force Executive Vice President and General Counsel since August 11, 2005	2005	92,314	—	118,800	769
	2004	—	—	—	—
	2003	—	—	—	—

Jimmie M. Stapleton (7) Executive Vice President of Administration through September 20, 2005	2005	213,028	116,250	—	244,657
	2004	205,370	104,780	—	4,333
	2003	165,015	23,250	—	3,827

Chris A. Walker (8) Senior Vice President, Chief Accounting Officer and Treasurer	2005	169,998	59,245	—	165,615
	2004	159,209	44,779	—	3,399
	2003	129,757	19,500	—	2,487

(1)	The bonus payments presented above were paid in the year indicated, which is not necessarily the year in which the bonuses were earned.

(2)	The following table sets forth information related to awards of restricted stock of our parent company granted to certain named executive officers during the year ended December 31, 2005.

Executive	Restricted Shares Granted		Estimated Fair Market Value
			Per Share (a)	Total
W. Earl Reed, III	80,000	(b)	$2.97	$237,600
Bryan D. Burklow	20,000	(b)	2.97	59,400
Jill L. Force	40,000	(b)	2.97	118,800

(a)	Represents the estimated fair market value of the restricted shares.
(b)	The restricted shares vest as follows:

Executive	11/4/2005	8/11/2006	8/11/2007	8/11/2008
W. Earl Reed, III	20,000	20,000	20,000	20,000
Bryan D. Burklow	5,000	5,000	5,000	5,000
Jill L. Force	10,000	10,000	10,000	10,000

(3)	Unless otherwise indicated in the footnotes below, other compensation represents the Company’s matching contribution pursuant to its 401(k) plan.
(4)	Mr. Erickson’s employment was terminated as of the effective date of the Transactions. The $342,000 of other compensation paid to Mr. Erickson represented $125,000 of severance and $217,000 of deferred compensation paid to him pursuant to his employment agreement and a deferred compensation plan that terminated as of the closing of the Transactions. Pursuant to the terms of his employment agreement, he also received a bonus of $116,610 approved by the Company’s board of directors prior to August 11, 2005 that was earned and paid in 2005.
(5)	Mr. Simpson’s employment was terminated as of the effective date of the Transactions. The $285,002 in other compensation paid in 2005 represented severance obligations owed to Mr. Simpson by the Company pursuant to his employment agreement. Pursuant to the term of his employment agreement he also received a bonus of $151,125 that was earned and paid in 2005.
(6)	Mr. Shelton resigned from the Company on January 10, 2006. The other compensation of $250,000, represented a bonus pursuant to his employment agreement that became due as a result of Mr. Shelton remaining employed with the Company as of the date of the Transactions.
(7)	Mr. Stapleton resigned from the Company on September 20, 2005. He received a payment of $239,990, which represented a bonus obligation pursuant to his employment agreement that became due as a result of Mr. Stapleton remaining employed with the Company as of the date of the Transactions. The remaining other compensation paid to Mr. Stapleton in 2003, 2004 and 2005 represents the Company’s matching contribution pursuant to its 401(k) plan.
(8)	Mr. Walker received $75,950 of deferred compensation benefits as of the date of the Transactions. He also received a payment of $84,999, which represented a bonus pursuant to his employment agreement that became due as a result of Mr. Walker remaining employed with the Company as of the date of the Transactions. These amounts are included in 2005 other compensation along with $4,666 of contributions paid by the Company pursuant to its 401(k) plan.

The following table sets forth the non-qualified stock options to purchase shares of our parent company’s common stock granted to our named executive officers during the twelve months ended December 31, 2005:

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2005	Exercise Price	Expiration Date	Potential realizable value at assumed annual rates of stock price appreciation for option term (2)
					5%	10%
W. Earl Reed, III	160,000	21	$10	8/11/15	$1,006,928	$2,552,156
Thomas W. Erickson	—	—	—	—	—	—
Bryan D. Burklow	80,000	10	10	8/11/15	503,464	1,276,078
William B. Simpson	—	—	—	—	—	—
James D. Shelton (1)	80,000	10	10	8/11/15	503,464	1,276,078
Jill L. Force	75,000	10	10	8/11/15	471,998	1,196,323
Jimmie M. Stapleton	—	—	—	—	—	—
Chris A. Walker	24,000	3	10	8/11/15	151,039	382,823

(1)	Mr. Shelton resigned from the Company on January 10, 2006. Upon his resignation, all unvested options owned by Mr. Shelton expired according to their terms.
(2)	The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our parent company’s common stock, the optionholder’s continued employment through the option period and the date on which the options are exercised. If our parent company’s common stock does not increase in value after the grant date of the options, the options are valueless.

The following table sets forth information concerning stock options to purchase shares of our parent company’s common stock that were exercised by our named executive officers during the twelve months ended December 31, 2005 and the option value information at December 31, 2005:

Name	Number of Options Exercised	Amount Realized (2)	Number of Securities Underlying Unexercised Options Held at 2005 Year End		Value of Unexercised In-The- Money Options at 2005 Year End (1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
W. Earl Reed, III	—	—	—	160,000	—	—
Thomas W. Erickson	200,000	$9,524,574	—	—	—	—
Bryan D. Burklow	—	—	—	80,000	—	—
William B. Simpson	174,067	8,904,897	—	—	—	—
James D. Shelton (3)	233,920	11,966,849	—	80,000	—	—
Jill L. Force	—	—	—	75,000	—	—
Jimmie M. Stapleton (4)	100,000	5,115,787	—	—	—	—
Chris A. Walker	17,500	647,813	—	24,000	—	—

(1)	Value is based on the difference between the applicable option exercise prices and the estimated fair market value at January 1, 2006. Actual values that may be realized, if any, upon any exercise of such options will be based on the market price of the common stock at the time of any such exercise and thus are dependent upon our future performance.
(2)	In connection with the Transactions $40.5 million was placed into escrow and may subsequently be distributed to the selling shareholders. At December 31, 2005, $5 million of the original $40.5 million placed in escrow had been settled. As a result, the named executives could receive additional distributions related to their share of the remaining escrow balances in future periods.

(3)	Mr. Shelton resigned from the Company on January 10, 2006. Upon his resignation all unvested options owned by Mr. Shelton expired according to their terms.
(4)	In addition to the exercise of 100,000 options, Mr. Stapleton also sold, in connection with the Transactions, 60,000 shares of common stock of the Company he owned directly. Mr. Stapleton realized $3,318,520 in connection with the sale of the shares he owned.

Agreements with Employees

Mr. Reed is employed as Chairman and Chief Executive Officer pursuant to a written employment agreement that terminates on August 11, 2008. Pursuant to the employment agreement, Mr. Reed is entitled to receive an annual salary of $450,000 and is eligible for an annual bonus based on achievement of performance objectives established by our board of directors. The target amount of the annual bonus is 60% of Mr. Reed’s base salary. If Mr. Reed is terminated other than for cause or resigns voluntarily for good reason, he is entitled to receive continued salary for three years and an annual bonus equal to the lesser of 60% of Mr. Reed’s base salary in effect on the date of termination or the annual bonus paid to him in the immediately preceding fiscal year. Upon consummation of the Transactions, Mr. Reed’s was granted 80,000 shares of restricted common stock and options to purchase 160,000 shares of common stock of the Company, subject to acceleration in specified circumstances involving either a change of control of LifeCare, as described below, or a termination of employment without cause or for good reason. Mr. Reed is subject to a non-competition, non-solicitation and certain confidentiality provisions for a period of three years following the termination of his employment with the Company.

Each of the other named executive officers is employed pursuant to a written employment agreement, terminable at will by either party. Under each employment agreement, the named executive officer is entitled to receive an annual salary and an annual formula bonus based on achievement of company performance objectives and a discretionary bonus. If the employment of any of the other named executive officers is terminated other than for cause or if the officer resigns voluntarily for good reason, the officer is entitled to continue to receive his or her salary for six to 18 months based upon the terms of his or her individual employment agreement plus any earned but unpaid bonus. The other named executives are also subject to a non-competition, non-solicitation and certain confidentiality provisions for a period of six to 18 months following the termination of their employment with the Company.

Management Incentive Plans

2005 Equity Incentive Plan

On November 4, 2005, our parent company’s board of directors and shareholders ratified the 2005 Equity Incentive Plan (“Plan”) that covers 2,860,000 shares of the our parent company’s common stock, and accordingly, our parent company has reserved a like number of shares out of its authorized, but unissued shares of common stock for issuance under the Plan. The board also approved the issuance of 160,000 restricted stock awards and 695,000 stock options to certain of our employees. The restricted stock awards will become fully vested on August 12, 2008. The stock options were granted with an exercise price of $10 per share, have 10-year terms and become fully vested on August 12, 2009. All of our stock option plans and the deferred compensation plan in effect prior to August 11, 2005 were terminated in connection with the Transactions.

2005 Bonus Plans

Our officers and certain administrative employees are eligible to receive bonuses under our 2005 Bonus Plans. Bonuses will be paid solely at the discretion of our board and will be based on LifeCare achieving its budgeted EBITDA and on individual goals set for each eligible employee. The maximum available bonus for each employee ranges from 60% to 100% of the employee’s salary as of December 31, 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

We and our parent companies have entered into a management agreement with an affiliate of The Carlyle Group pursuant to which The Carlyle Group or its affiliate provides us management services. Pursuant to the agreement, The Carlyle Group or its affiliate receive an aggregate annual management fee initially set at $500,000, reimbursement for out-of-pocket expenses and a fee in the event that the agreement is terminated in accordance with its terms. In addition, pursuant to the agreement, The Carlyle Group or its affiliates also received a transaction fee of approximately $6.0 million in connection with services provided by such entities related to the Transactions. In addition, the management agreement provides that The Carlyle Group and its affiliates will receive fees equal to 1% of the gross transaction value in connection with certain subsequent financing and acquisition transactions. The management agreement includes customary indemnification provisions in favor of The Carlyle Group and its affiliates.

Stockholder’s Agreement and Registration Rights Agreement

Simultaneously with the closing of the Transactions, we and our shareholders entered into a stockholders agreement. The stockholders agreement includes terms relating to the election of our directors, restrictions on the issuance or transfer of shares, including the right of a minority stockholder to sell shares in a sale transaction entered into by a majority stockholder, commonly known as a tag-along right, the right of a majority stockholder to force a minority stockholder to sell shares upon the sale of a majority owner’s interest, at the same price and on the same terms and conditions as the majority owner, commonly known as a drag-along right, other special corporate governance provisions (including the right to approve various corporate actions) and customary expense reimbursement provisions. We, our guarantor subsidiaries pursuant to our indenture, and the initial purchasers of our 9 1/4 % senior subordinated notes have also entered into a registration rights agreement in which we agree to use our commercially reasonable efforts to consummate the exchange offer contemplated by this prospectus. See “Exchange Offer.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of March 31, 2006, with respect to the beneficial ownership of our parent’s capital stock by (i) our chief executive officer and each of the other named executive officers set forth below, (ii) each of our directors, (iii) all of our directors and executive officers as a group and (iv) each holder of five percent (5%) or more of any class of our parent’s outstanding capital stock.

Notwithstanding the beneficial ownership presented below, a stockholders’ agreement governs the stockholders’ exercise of their voting rights with respect to election of directors and certain other material events. The restricted stock awards granted to certain of our executive officers are also subject to a registration rights agreement. See “Certain Relationships and Related Transactions.”

Except as described in the agreements mentioned above each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o LifeCare Holdings, Inc., 5560 Tennyson Parkway, Plano, Texas 75024.

Name of Beneficial Owner	Common Shares Beneficially Owned	Percent of Outstanding Common Shares
Carlyle Partners, IV, L.P. (1)	17,020,000	98.4
W. Earl Reed, III (2)	130,000	*
Thomas W. Erickson	—	—
Bryan D. Burklow (3)	30,000	*
Phillip B. Douglas	—	—
William B. Simpson	—	—
James D. Shelton	—	—
Jill L. Force (4)	50,000	*
Chris A. Walker	—	—
Jimmie M. Stapleton	—	—
Wayne T. Smith (5)	50,000	*
Karen Bechtel (6)	17,020,000	98.4
W. Robert Dahl (7)	17,020,000	98.4
Eric J. Edell (8)	—	—
Walter S. Jin (9)	—	—
All directors and named executive officers as a group (10)	17,280,000	99.9

*	Less than 1%.
(1)	Consists of 16,359,302 shares owned by Carlyle Partners, IV, L.P. and 660,698 shares owned by CP IV Coinvestment, L.P. The principal executive offices for Carlyle Partners, IV, L.P. and CP IV Coinvestment, L.P. is 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, D.C. 20004.
(2)	Of Mr. Reed’s 130,000 shares, 50,000 are owned outright and 80,000 are restricted shares of which 20,000 have vested and the remaining 60,000 will vest over the next three years in 20,000 share increments annually beginning on August 11, 2006.
(3)	Of Mr. Burklow’s 30,000 shares, 10,000 are owned outright and 20,000 are restricted shares of which 5,000 have vested and the remaining 15,000 will vest over the next three years in 5,000 share increments annually beginning on August 11, 2006.
(4)	Of Ms. Force’s 50,000 shares, 10,000 are owned outright and 40,000 are restricted shares of which 10,000 have vested and the remaining 30,000 will vest over the next three years in 10,000 share increments annually beginning on August 11, 2006.
(5)	The principal address for Wayne T. Smith is 155 Franklin Road, Suite 400, Brentwood, TN 37027.

(6)	Consists of 16,359,302 shares owned by Carlyle Partners, IV, L.P. and 660,698 shares owned by CP IV Coinvestment, L.P. Ms. Bechtel is a member of Carlyle Partners, IV, L.P. and CP IV Coinvestment, L.P. and accordingly may be deemed to beneficially own the shares owned by such entities. Ms. Bechtel disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein. The address for Ms. Bechtel is c/o The Carlyle Group, 520 Madison Avenue, 42nd Floor, New York, NY 10022.
(7)	Consists of 16,359,302 shares owned by Carlyle Partners, IV, L.P. and 660,698 shares owned by CP IV Coinvestment, L.P. Mr. Dahl is a member of Carlyle Partners, IV, L.P. and CP IV Coinvestment, L.P. and accordingly may be deemed to beneficially own the shares owned by such entities. Mr. Dahl disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for Mr. Dahl is c/o The Carlyle Group, 520 Madison Avenue, 42nd Floor, New York, NY 10022.
(8)	Mr. Edell is a Vice President of The Carlyle Group. The business address for each of The Carlyle Group directors is c/o The Carlyle Group, 520 Madison Avenue, 42nd Floor, New York, NY 10022.
(9)	Mr. Jin is a Principal of The Carlyle Group. The business address for each of The Carlyle Group directors is c/o The Carlyle Group, 520 Madison Avenue, 42nd Floor, New York, NY 10022.
(10)	Includes shares held by Carlyle Partners, IV, L.P. and CP IV Coinvestment, L.P.

DESCRIPTION OF SENIOR SECURED CREDIT FACILITY

Set forth below is a summary of the terms of our senior secured credit facility.

General

Our senior secured credit facility provides for senior secured financing of up to $330.0 million, consisting of:

•	a $75.0 million revolving credit facility with a maturity of six years, including both a letter of credit sub-facility and a swingline loan sub-facility, and

•	a $255.0 million term loan facility with a maturity of seven years that is expected to be drawn in full in connection with the consummation of the Transactions.

In addition, we may request additional tranches of term loans or increases to the revolving credit facility in an aggregate amount not exceeding $100.0 million, subject to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

All borrowings under our senior secured credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest and Fees

The interest rates per annum applicable to loans, other than swingline loans, under our senior secured credit facility is, at our option, equal to either an alternate base rate or an adjusted LIBOR rate for a one-, two-, three- or six-month interest period, or a nine- or twelve-month period if available, in each case, plus an applicable margin. The alternate base rate is the greater of (1) JPMorgan Chase Bank, N.A.’s prime rate and (2) one-half of 1% over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBOR rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which our lenders are subject.

The applicable margin is initially (1) 1.25% for alternate base rate revolving loans, (2) 2.25% for adjusted LIBOR revolving loans, (3) 1.25% for alternate base rate term loans and (4) 2.25% for adjusted LIBOR term loans, subject to reduction beginning after delivery of financial statements for the first full fiscal quarter completed after closing based upon the ratio of our total indebtedness to our consolidated adjusted EBITDA (as defined in the credit agreement governing our senior secured credit facility). At March 31, 2006, the interest rate on our senior secured credit facility was 6.91%.

Swingline loans will bear interest at the interest rate applicable to alternate base rate revolving loans.

On the last day of each calendar quarter we will be required to pay each lender a commitment fee in respect of any unused commitments under the revolving credit facility, which will initially be 0.50% per annum, subject to reduction to 0.375% per annum beginning after delivery of financial statements for the first full fiscal quarter completed after closing based upon the ratio of our total indebtedness to our consolidated adjusted EBITDA. At March 31, 2006, there was no outstanding indebtedness under the revolving credit facility.

Prepayments

Subject to exceptions, our senior secured credit facility will require mandatory prepayments of term loans in amounts equal to:

•	50% (as may be reduced based on our ratio of total indebtedness to consolidated adjusted EBITDA) of our annual excess cash flow (as defined in the credit agreement governing our senior secured credit facility);

•	100% of the net cash proceeds from asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions;

•	25% (as may be reduced based on our ratio of total indebtedness to consolidated adjusted EBITDA) of the net cash proceeds from specified issuances of equity securities; and

•	100% of the net cash proceeds from certain incurrences of debt.

Voluntary prepayments and commitment reductions are permitted, in whole or in part, in minimum amounts without premium or penalty, other than customary breakage costs with respect to adjusted LIBOR rate loans.

Amortization of Principal

Our senior secured credit facility requires scheduled quarterly payments on the term loans each equal to 0.25% of the original principal amount of the term loans for the first six years and three quarters, with the balance paid at maturity.

Collateral and Guarantors

Our senior secured credit facility is guaranteed by our parent and substantially all of our current and future domestic wholly owned subsidiaries, and is secured by substantially all of our existing and future property and assets and by a pledge of our capital stock, the capital stock of our domestic subsidiaries and up to 66% of the capital stock of certain of our future foreign subsidiaries.

Restrictive Covenants and Other Matters

Our senior secured credit facility requires that we comply on a quarterly basis with certain financial covenants, including a minimum interest coverage ratio test and a maximum leverage ratio test, which financial covenants will become more restrictive over time. In addition, our senior secured credit facility includes negative covenants, subject to significant exceptions, restricting or limiting our ability and the ability of our parent and restricted subsidiaries, to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens and engage in sale and leaseback transactions;

•	make capital expenditures;

•	make loans and investments;

•	declare dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or purchase certain indebtedness including the notes;

•	amend or otherwise alter terms of our indebtedness including the notes;

•	enter into agreements limiting subsidiary distributions;

•	sell assets;

•	transact with affiliates; and

•	alter the business that we conduct.

Our senior secured credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting our senior secured credit facility to be in full force and effect and change of control. If such an event of default occurs, the lenders under our senior secured credit facility would be entitled to take various actions, including the acceleration of amounts due under our senior secured credit facility and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the caption “—Certain Definitions.”

The terms of the exchange notes are identical in all material respects to the outstanding Notes except that, upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. We refer to the exchange notes, together with the outstanding notes as the “Notes.” The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes (“Holders”). We have filed copies of the Indenture as an exhibit to the registration statement which includes this Prospectus. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

The registered Holder of any Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

The Notes

These Notes:

•	are general unsecured obligations of LifeCare;

•	are subordinated in right of payment to all existing and future Senior Debt of LifeCare; and

•	are pari passu in right of payment with any future senior subordinated Indebtedness of LifeCare.

The Guarantees

These Notes are guaranteed by all current subsidiaries of LifeCare as follows:

LifeCare Hospitals of Milwaukee

LifeCare Hospitals of Northern Nevada, Inc.

LifeCare Hospitals of South Texas, Inc.

NextCARE Specialty Hospital of Denver, Inc.

CareRehab Services, L.L.C.

LifeCare Hospitals, Inc.

LifeCare Hospitals of North Carolina, L.L.C.

LifeCare Hospitals of New Orleans, L.L.C.

LifeCare Management Services, L.L.C.

Crescent City Hospitals, L.L.C.

NextCARE Hospitals/Muskegon, Inc.

LifeCare Hospitals of Chester County, Inc.

LifeCare Holding Company of Texas, L.L.C.

LifeCare Hospitals of Dayton, Inc.

LifeCare Hospitals of Pittsburgh, Inc.

LifeCare Investments, L.L.C.

LifeCare Hospitals of Fort Worth, L.P.

LifeCare Hospitals of North Texas, L.P.

San Antonio Specialty Hospital, Ltd.

The Guarantees of these Notes:

•	are general unsecured obligations of such Guarantor;

•	are subordinated in right of payment to all existing and future Guarantor Senior Debt of such Guarantor; and

•	are pari passu in right of payment with any future senior subordinated Indebtedness of such Guarantor.

All of our Subsidiaries are “Restricted Subsidiaries.” Under the circumstances described under the caption “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary,” we are permitted to designate certain of our subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries are not subject to the restrictive covenants of the Indenture. Unrestricted Subsidiaries do not guarantee these Notes.

Principal, Maturity and Interest

LifeCare issued Notes in an aggregate principal amount of $150.0 million. The Indenture governing the Notes provides for the issuance of additional Notes having identical terms and conditions to the Notes (the “Additional Notes”), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same class as the Notes offered hereby and will vote on all matters with the Notes offered in this offering. The Notes will mature on August 15, 2013.

The Notes will be issued in denominations of $1,000 and integral multiples of $1,000. Interest on the Notes accrues at the rate of 9 1/4% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2006. LifeCare will make each interest payment to the Holders of record of the Notes on the immediately preceding February 1 and August 1.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance of the Notes. We will compute interest on the basis of a 360-day year comprised of twelve 30-day months. Additional, or special, interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes will be deemed to include any Special Interest pursuant to the Registration Rights Agreement.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to LifeCare at least three Business Days prior to the applicable payment date, LifeCare, through the paying agent or otherwise, will pay all principal, interest, premium, if any, and Additional Interest (as defined under “The Exchange Offer—Purpose and Effect”), if any, on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York, unless LifeCare elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

LifeCare will maintain one or more paying agents (each, a “paying agent”) for the Notes in the Borough of Manhattan, City of New York.

LifeCare will also maintain one or more registrars (each, a “registrar”) with offices in the Borough of Manhattan, City of New York. LifeCare will also maintain a transfer agent in New York. The initial registrar is U.S. Bank National Association. The initial transfer agent is U.S. Bank National Association. The registrar and the transfer agent in New York will maintain a register reflecting ownership of Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of LifeCare.

LifeCare may change the paying agents, the registrars or the transfer agents without prior notice to the Holders. LifeCare or any of its Restricted Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. LifeCare is not required to transfer or exchange any Note selected for redemption. Also, LifeCare is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Ranking

Senior Debt versus Notes

The payment of principal, interest and premium and Special Interest, if any, on the Notes will be subordinated to the prior payment in full in cash of all Senior Debt of LifeCare, including Senior Debt of the LifeCare incurred after the Issue Date.

As of December 31, 2005, Senior Debt of LifeCare and the Guarantors was $264.5 million.

Although the Indenture contains limitations on the amount of additional Indebtedness that LifeCare and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Debt. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock.”

Liabilities of Subsidiaries versus Notes

All of our operations are conducted through our subsidiaries. As described below under “—Guarantees”, Guarantees may be released under certain circumstances. In addition, our future Subsidiaries may not be required to Guarantee the Notes. Claims of creditors of any non-guarantor Subsidiaries, including trade creditors holding indebtedness or guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders of such non-guarantor Subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of our creditors, including Holders of the Notes, even if such claims do not constitute Senior Debt. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor Subsidiaries.

Other Senior Subordinated Indebtedness versus Notes

Only Indebtedness of LifeCare or a Guarantor that is Senior Debt will rank senior to the Notes and the relevant Guarantee in accordance with the provisions of the Indenture. The Notes and each Guarantee will in all respects rank pari passu with all other Senior Subordinated Indebtedness of LifeCare and the relevant Guarantor, respectively.

We and the Guarantors have agreed in the Indenture that we and they will not incur any Indebtedness that is subordinate or junior in right of payment to our Senior Debt or the Guarantor Senior Debt of such Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of LifeCare or the Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of LifeCare or the Guarantors, as applicable. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Debt merely because it is unsecured or (2) Senior Debt as subordinated or junior to any other Senior Debt merely because it has a junior priority with respect to the same collateral.

Payment of Notes

The Holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the documentation for the applicable Senior Debt of LifeCare, whether or not such interest is an allowed claim under applicable law) before the Holders of Notes will be entitled to receive any payment with respect to the Notes (except that Holders may receive and retain Permitted Junior Securities and payments made from the trusts described below under the caption “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge”), in the event of any distribution to creditors of LifeCare in connection with:

(1) any liquidation or dissolution of LifeCare;

(2) any bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to LifeCare or its property;

(3) any assignment for the benefit of creditors; or

(4) any marshaling of LifeCare’s assets and liabilities.

LifeCare also may not make any payment in respect of the Notes (except that Holders may receive and retain Permitted Junior Securities and payments from the trust described under the caption “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge”) if:

(1) a payment default on Designated Senior Debt occurs and is continuing; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits Holders of that series of Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Representative of that series of Designated Senior Debt.

Payments on the Notes may and will be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in case of a nonpayment default, upon the earliest of (x) the date on which such default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received and (z) the date the Trustee receives notice from the representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless, in each case, the maturity of such Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium and Special Interest, if any, on the Notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

If the Trustee or any Holder of the Notes receives a payment in respect of the Notes (except that Holders may receive and retain Permitted Junior Securities and payments from the trust described under “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the Trustee or the Holder has actual knowledge that the payment is prohibited (provided that such actual knowledge will not be required in the case of any payment default on Designated Senior Debt), the Trustee or the Holder, as the case may be, will hold the payment in trust for the benefit of the Holders of Senior Debt. Upon the proper written request of the Holders of Senior Debt of LifeCare or if there is any payment default on any Designated Senior Debt, the Trustee or the Holder, as the case may be, will deliver the amounts in trust to the Holders of Senior Debt of LifeCare or their proper Representative.

LifeCare must promptly notify Holders of its Senior Debt if payment of the Notes is accelerated because of an Event of Default.

A Guarantor’s obligations under its Guarantee are senior subordinated obligations. As such, the rights of Holders to receive payment by a Guarantor pursuant to its Guarantee will be subordinated in right of payment to the rights of Holders of Guarantor Senior Debt. The terms of the subordination and payment blockage provisions described above with respect to Loews’ obligations under the Notes apply equally to a Guarantor and the obligations of such Guarantor under its Guarantee.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of LifeCare, Holders of Notes may recover less ratably than creditors of LifeCare who are Holders of Senior Debt. See “Risk Factors—Risks Related to the Notes and the Exchange Offer—Your right to receive payments on the notes will be junior to our existing and future senior debt, and the guarantees of the notes are junior to all of the guarantors’ existing and future senior debt.”

Optional Redemption

At any time prior to August 15, 2009, LifeCare may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after August 15, 2009, LifeCare may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice by first class mail, postage prepaid, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon and Special Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve month period beginning on August 15 of each of the years indicated below:

Year	Percentage
2009	104.625%
2010	102.313%
2011 and thereafter	100.000%

In addition, prior to August 15, 2008, LifeCare may, at its option, redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a redemption price equal to 109.250% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Special Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings of LifeCare or any direct or indirect parent of LifeCare to the extent such net cash proceeds are contributed to LifeCare; provided that:

(1) at least 65% of the sum of the aggregate principal amount of the of Notes originally issued under the Indenture and any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

The Trustee shall select the Notes to be purchased in the manner described under “—Repurchase at the Option of Holders—Selection and Notice.”

Guarantees

Each Restricted Subsidiary that guaranteed any Senior Debt outstanding on the date of the Indenture jointly and severally guaranteed LifeCare’s obligations under the Indenture and the Notes on a senior subordinated basis. Each Guarantee will be subordinated to any Guarantor Senior Debt on the same basis as the Notes are subordinated to Senior Debt. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all of the obligations of that Guarantor pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provision of the Indenture

Any Guarantee by a Restricted Subsidiary of the Notes will be released upon:

(i) (a) consummation of any transaction (including a merger) permitted by the Indenture after which such Guarantor would no longer constitute a Restricted Subsidiary; provided that any sale of Capital Stock of such Restricted Subsidiary that results from such transaction complies with the applicable provisions of the Indenture,

(b) the release or discharge of the guarantee by such Restricted Subsidiary which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee,

(c) if LifeCare properly designates such Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary or as an Excluded Subsidiary in accordance with the applicable provisions of the Indenture, or

(d) exercise of the legal defeasance option or covenant defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture; and

(ii) such Guarantor has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

If any Guarantor is released from its Guarantee, any of its Subsidiaries that are Guarantors will be released from their Guarantees.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

LifeCare is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the caption “—Repurchase at the Option of Holders.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, LifeCare will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, LifeCare will send notice of such Change of Control Offer by first class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register with a copy to the Trustee, with the following information:

(1) a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) any note not properly tendered will remain outstanding and continue to accrue interest;

(4) unless LifeCare defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

(6) Holders will be entitled to withdraw their tendered Notes and their election to require LifeCare to purchase such Notes, provided that the paying agent receives, not later than the close of business on the last day of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing his tendered Notes and his election to have such Notes purchased; and

(7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 or an integral multiple thereof.

LifeCare will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by LifeCare and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption has been given for all outstanding Notes pursuant to the terms of the Indenture as described above under “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

While the Notes are in global form and LifeCare makes an offer to purchase all of the Notes pursuant to the Change of Control Offer, a Holder may exercise its option to elect for the purchase of the Notes through the facilities of DTC, subject to its rules and regulations.

LifeCare will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, LifeCare will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, LifeCare will, to the extent permitted by law,

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officers’ Certificate stating that such Notes or portions thereof have been tendered to and purchased by LifeCare.

The paying agent will promptly mail to each Holder of the Notes the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail to each Holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, provided, that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. Prior to complying with the provisions of this covenant, but in any event no later than 90 days following a Change of Control, LifeCare will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. LifeCare will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Senior Credit Facilities will restrict LifeCare from purchasing any Notes, and will also provide that certain change of control events with respect to LifeCare would constitute a default under the Senior Credit Facilities. Any future credit agreements or other agreements relating to Senior Debt to which LifeCare becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when LifeCare is prohibited or restricted from purchasing Notes, LifeCare could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If LifeCare does not obtain such a consent or repay such borrowings, LifeCare will remain prohibited or restricted from purchasing Notes. In such case, LifeCare’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

The provisions described above that require LifeCare to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of LifeCare and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of LifeCare and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Indenture provides that LifeCare will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale, unless

(1) LifeCare or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Board of Directors of LifeCare) of the assets sold or otherwise disposed of and

(2) at least 75% of the consideration therefor received by LifeCare or such Restricted Subsidiary, as the case may be, is in the form of cash, Cash Equivalents or Related Business Assets; provided that the amount of

(a) any liabilities (as shown on LifeCare’s, or such Restricted Subsidiary’s, most recent balance sheet (excluding the footnotes thereto)) of LifeCare or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets and for which LifeCare and all Restricted Subsidiaries have been validly released by all creditors in writing,

(b) any securities received by LifeCare or such Restricted Subsidiary from such transferee that are converted by LifeCare or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale and

(c) any Designated Noncash Consideration received by LifeCare or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value (as determined in good faith by the Board of Directors of LifeCare), taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed an amount equal to the greater of (x) $15.0 million and (y) 2.5% of Total Assets at the time of the receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 365 days after LifeCare’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, LifeCare or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale:

(1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto or repay Indebtedness that ranks pari passu with the Notes (provided, that if LifeCare shall so reduce Obligations under such Indebtedness that ranks pari passu with the Notes, it will equally and ratably reduce the Obligations under the Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer (as defined below)) to all Holders of Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, on the pro rata principal amount of Notes);

(2) to repay Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to LifeCare or another Restricted Subsidiary (but only to the extent such Net Proceeds are from an Asset Sale affecting such Restricted Subsidiary that is not a Guarantor); or

(3) to an investment in (a) Related Business Assets or (b) capital expenditures used or useful in a Similar Business; provided, that a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as LifeCare or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, LifeCare or such Restricted Subsidiary enters into another Acceptable Commitment within nine months of such cancellation or termination.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, LifeCare shall make an offer to all Holders of the Notes, and, if required by the terms of any pari passu Indebtedness, to the Holders of such pari passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum principal amount of Notes and such pari passu Indebtedness, that is an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. LifeCare will commence an Asset Sale Offer with respect to Excess Proceeds within ten business days after the date that Excess Proceeds exceeds $20.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes and such pari passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, LifeCare may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the pari passu Indebtedness surrendered by such Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such pari passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such pari passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, LifeCare or the applicable Restricted Subsidiary may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

LifeCare will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, LifeCare will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The Senior Credit Facilities will restrict LifeCare from purchasing any Notes. Any future credit agreements or other agreements relating to Senior Debt to which LifeCare becomes a party may contain similar restrictions and provisions. In the event that LifeCare is required to make an Asset Sale Offer at a time when LifeCare is prohibited or restricted from purchasing Notes, LifeCare could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If LifeCare does not obtain such a consent or repay such borrowings, LifeCare will remain prohibited from purchasing Notes. In such case, LifeCare’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

Selection and Notice

If less than all of the Notes or such pari passu Indebtedness are to be redeemed at any time, selection of such Notes for redemption, will be made by the Trustee on a pro rata basis to the extent practicable; provided that no Notes of $1,000 or less shall be purchased or redeemed in part.

Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes to be purchased or redeemed at such Holder’s registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

A new note in principal amount equal to the unpurchased or unredeemed portion of any note purchased or redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the purchase or redemption date, unless LifeCare defaults in payment of the purchase or redemption price, interest shall cease to accrue on Notes or portions thereof purchased or called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture.

Limitation on Restricted Payments

LifeCare will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of LifeCare’s or any Restricted Subsidiary’s Equity Interests (including any dividend or distribution payable in connection with any merger or consolidation) or to the direct or indirect Holders of LifeCare’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such, other than:

(A) dividends or distributions by LifeCare payable in Equity Interests (other than Disqualified Stock) of LifeCare or in options, warrants or other rights to purchase such Equity Interests or

(B) dividends or distributions by a Restricted Subsidiary on its Equity Interests so long as, in the case of any dividend or distribution payable on or in respect of any class or series of such securities issued by a Subsidiary other than a Wholly Owned Subsidiary (x) LifeCare or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities and (y) if the Equity Interests upon which such dividend or distribution is paid constitute preferred stock, LifeCare or a Restricted Subsidiary receives the same proportion of such dividend or distribution as it would on any dividend or distribution on the common stock of such Subsidiary making such dividend or distribution;

(2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of LifeCare, any Restricted Subsidiary (except to the extent such Equity Interests are held by LifeCare or any of the Restricted Subsidiaries) or any direct or indirect parent of LifeCare, including in connection with any merger or consolidation;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than

(A) Indebtedness permitted under clauses (g), (h) and (i) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” or

(B) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) LifeCare would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by LifeCare and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4)(A), 4(B), (6), (7), (9), (10), (11), (14) and (15) of the next succeeding paragraph), is less than the sum, without duplication, of:

(1) 50% of the Consolidated Net Income of LifeCare for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of LifeCare’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(2) 100% of the aggregate net cash proceeds, and the fair market value of marketable securities or other property other than cash (as determined in good faith by the Board of Directors of LifeCare), received by LifeCare since the Issue Date (i) as a contribution to its common equity capital, (ii) from the issue or sale of Equity Interests (other than Disqualified Stock) of LifeCare or (iii) from the incurrence of Indebtedness of LifeCare that has been converted into or exchanged for such Equity Interests, in each case, other than (A) Equity Interests sold to, or Indebtedness held by, a Subsidiary of LifeCare, (B) Equity Interests to the extent the net cash proceeds therefrom are applied as provided for in clause (4) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments,” (C) Refunding Capital Stock, (D) Excluded Contributions and (E) Designated Preferred Stock, plus

(3) with respect to Restricted Investments made by LifeCare or its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in such Restricted Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to LifeCare or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Restricted Investment or the receipt of any dividends or distributions from such Restricted Investment, from the release of any guarantee (except to the extent any amounts are paid under such guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Restricted Investments previously made by LifeCare or any Restricted Subsidiary in such Person or Unrestricted Subsidiary after the Issue Date.

The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests of LifeCare, any Restricted Subsidiary or any direct or indirect parent of LifeCare (“Retired Capital Stock”) or Subordinated Indebtedness in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of LifeCare or contributions to the equity capital of LifeCare (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) the declaration and payment of dividends on Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of LifeCare) of Refunding Capital Stock;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the borrower of such original Indebtedness, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” so long as:

(A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable fees and expenses related thereto and any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired,

(B) such Indebtedness is subordinated to the Notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired,

(C) such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(D) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of LifeCare or any of its direct or indirect parents held by any future, present or former employee, director or consultant of LifeCare, any of its Restricted Subsidiaries or any of its direct or indirect parents pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $5.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $10.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of LifeCare and, to the extent contributed to LifeCare’s common equity capital, Equity Interests (other than Disqualified Stock) of any of LifeCare’s direct or indirect parents, in each case to members of management, directors or consultants of LifeCare, any of its Restricted Subsidiaries or any of its direct or indirect parents that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c)(2) of the preceding paragraph, plus

(B) the cash proceeds of key man life insurance policies received by LifeCare and its Restricted Subsidiaries after the Issue Date, less

(C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4);

(5) the declaration and payment of dividends to Holders of any class or series of Disqualified Stock of LifeCare or any Restricted Subsidiary issued pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” to the extent such dividends are included in the definition of Fixed Charges;

(6) the declaration and payment of dividends to Holders of any class or series of Designated Preferred Stock (or Refunding Capital Stock in respect thereof) issued by LifeCare after the Issue Date and the declaration and payment of dividends to a direct or indirect parent of LifeCare, the proceeds of which will be used to fund the payment of dividends to Holders of any class or series of Designated Preferred Stock (or Refunding Capital Stock in respect thereof) of such parent issued after the Issue Date, provided that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance and declaration on a pro forma basis, LifeCare would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) shall not exceed the aggregate amount of cash actually received by LifeCare from the sale of such Designated Preferred Stock issued after the Issue Date;

(7) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(8) the payment of dividends on LifeCare’s common stock, following the first public offering of LifeCare’s common stock or the common stock of any direct or indirect parent thereof after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to LifeCare’s common equity capital in or from any such public offering, other than public offerings with respect to LifeCare’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(9) Investments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed $30.0 million;

(11) any Restricted Payment used to fund the Transactions as described in this prospectus;

(12) upon the occurrence of a Change of Control and within 60 days after completion of the offer to repurchase Notes pursuant to “—Repurchase at the Option of Holders—Change of Control” (including the purchase of all Notes tendered), any purchase or redemption of Subordinated Indebtedness of LifeCare that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control, at a purchase price not greater than 101% of the outstanding principal amount thereof (plus accrued and unpaid interest and liquidated damages, if any);

(13) within 60 days after completion of any offer to repurchase Notes pursuant to “—Repurchase at the Option of Holders—Asset Sales” (including the purchase of all Notes tendered), any purchase or redemption of Subordinated Indebtedness of LifeCare that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale, at a purchase price not greater than 100% of the outstanding principal amount thereof (plus accrued and unpaid interest and liquidated damages, if any);

(14) distributions or payment of Receivables Fees; and

(15) the declaration and payment of dividends by LifeCare to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent to pay:

(A) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence,

(B) federal, state and local income taxes, to the extent such income taxes are attributable to the income of LifeCare and the Restricted Subsidiaries and, to the extent of the amount actually received by LifeCare or its Restricted Subsidiaries from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries,

(C) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent of LifeCare to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of LifeCare and the Restricted Subsidiaries,

(D) reasonable fees and expenses other than to Affiliates related to an unsuccessful equity or debt offering not prohibited by the Indenture, and

(E) general corporate overhead expenses of any direct or indirect parent of LifeCare to the extent such expenses are attributable to the ownership or operation of LifeCare and the Restricted Subsidiaries;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (5), (8), (10), (12) and (13), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the time of issuance of the Notes, all of LifeCare’s Subsidiaries will be Restricted Subsidiaries. LifeCare will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by LifeCare and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (9), (10) or (11), or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock

LifeCare will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and LifeCare will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or preferred stock; provided, however, that LifeCare may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of preferred stock, if LifeCare’s Fixed Charge Coverage Ratio for LifeCare’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such incurrence or issuance would be at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The preceding limitations will not apply to:

(a) the incurrence of Indebtedness under Credit Facilities by LifeCare or any of the Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $350.0 million outstanding at any one time, less the aggregate amount of all Net Proceeds of Asset Sales applied by LifeCare to permanently repay any such Indebtedness pursuant to “—Repurchase at the Option of Holders—Asset Sales”;

(b) the incurrence by LifeCare and any Guarantor of Indebtedness represented by the Notes (including any Guarantee) (other than any Additional Notes);

(c) Existing Indebtedness (other than Indebtedness described in clauses (a) and (b));

(d) Indebtedness, Disqualified Stock and preferred stock incurred by LifeCare or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (d) and including all Refinancing Indebtedness incurred to refund, refinance or replace any such Indebtedness, Disqualified Stock and preferred stock incurred pursuant to this clause (d), does not exceed the greater of (x) $40.0 million and (y) 6.25% of Total Assets;

(e) Indebtedness incurred by LifeCare or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits, or property, casualty or liability insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(f) Indebtedness arising from agreements of LifeCare or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that

(1) such Indebtedness is not reflected on the balance sheet of LifeCare or any Restricted Subsidiary prepared in accordance with GAAP (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (f)(1)) and

(2) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by LifeCare and the Restricted Subsidiaries in connection with such disposition;

(g) Indebtedness of LifeCare to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is unsecured and subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to LifeCare or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

(h) Indebtedness of a Restricted Subsidiary to LifeCare or another Restricted Subsidiary; provided that

(1) any such Indebtedness is made pursuant to an intercompany note and

(2) if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to LifeCare or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

(i) shares of preferred stock of a Restricted Subsidiary issued to LifeCare or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to LifeCare or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock;

(j) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk or exchange rate risk with respect to any Indebtedness permitted to be incurred pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(k) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by LifeCare or any Restricted Subsidiary in the ordinary course of business;

(l) Indebtedness, Disqualified Stock and preferred stock of LifeCare or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (l), does not at any one time outstanding exceed the sum of (x) $100.0 million and (y) 100% of the net cash proceeds received by LifeCare since immediately after the Issue Date from the issue or sale of Equity Interests of LifeCare or cash contributed to the common equity capital of LifeCare (in each case other than proceeds of (A) Disqualified Stock or Designated Preferred Stock or (B) sales of Equity Interests to LifeCare or any of its Subsidiaries) as determined in accordance with clause (c)(2) of the first paragraph of the covenant “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied to make Restricted Payments or to make Permitted Investments (other than Permitted Investments specified in clauses (a) and (c) of the definition thereof) (it being understood that any Indebtedness, Disqualified Stock or preferred stock incurred pursuant to this clause (l) shall cease to be deemed incurred or outstanding for purposes of this clause (l) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which LifeCare or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or preferred stock under the first paragraph of this covenant without reliance on this clause (l)); provided, however, that the aggregate amount of Indebtedness incurred by Restricted Subsidiaries (other than Guarantors) pursuant to this clause (l) may not exceed $20.0 million outstanding at any one time;

(m) the incurrence by LifeCare or any Restricted Subsidiary of Indebtedness, Disqualified Stock or preferred stock which serves to refund or refinance any Indebtedness, Disqualified Stock or preferred stock incurred as permitted under the first paragraph of this covenant and clauses (b), (c) and (d) above, this clause (m) and clause (n) below or any Indebtedness, Disqualified Stock or preferred stock issued to so refund or refinance such Indebtedness, Disqualified Stock or preferred stock including additional Indebtedness, Disqualified Stock or preferred stock incurred to pay premiums and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a final maturity date and Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not earlier than the final maturity date and not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or preferred stock being refunded or refinanced, respectively,

(2) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee of the Notes, such Refinancing Indebtedness is (x) subordinated or pari passu to the Notes or such Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (y) preferred stock (other than Disqualified Stock) or (ii) Disqualified Stock or preferred stock, such Refinancing Indebtedness must be Disqualified Stock or preferred stock, respectively, and

(3) shall not include:

(x) Indebtedness, Disqualified Stock or preferred stock of a Subsidiary that refinances Indebtedness, Disqualified Stock or preferred stock of LifeCare,

(y) Indebtedness, Disqualified Stock or preferred stock of a Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or preferred stock of a Guarantor, or

(z) Indebtedness, Disqualified Stock or preferred stock of LifeCare or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or preferred stock of an Unrestricted Subsidiary;

and provided further that subclause (1) of this clause (m) will not apply to any refunding or refinancing of any Indebtedness outstanding under the Senior Credit Facilities;

(n) Indebtedness, Disqualified Stock or preferred stock of Persons that are acquired by LifeCare or any Restricted Subsidiary or merged into LifeCare or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness, Disqualified Stock or preferred stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition or merger, either

(1) LifeCare would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or

(2) the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition or merger;

(o) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(p) Indebtedness of LifeCare or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Senior Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit; provided that if (i) the Indebtedness represented by such letter of credit is incurred under any of the clauses of this covenant and (ii) the Indebtedness incurred under this clause (p) is at any time no longer supported by such letter of credit, then the Indebtedness previously incurred under this clause (p) will be classified under the first paragraph of this covenant or under another available clause under this covenant and if such Indebtedness may not be so reclassified, then a default under the Indenture will be deemed to have occurred;

(q) the incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction;

(r) Indebtedness in the form of loans from a Captive Insurance Subsidiary; and

(s) (1) any guarantee by LifeCare or a Guarantor of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture;

(2) any guarantee by a Restricted Subsidiary of Indebtedness of LifeCare, provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries;” or

(3) any guarantee by a Restricted Subsidiary that is not a Guarantor of Indebtedness of a Restricted Subsidiary that is not a Guarantor permitted to be incurred under this covenant.

For purposes of determining compliance with this covenant:

(A) in the event that an item of Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or preferred stock described in clauses (a) through (s) above or is entitled to be incurred pursuant to the first paragraph of this covenant, LifeCare, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or preferred stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or preferred stock in one of the above clauses; provided, that all Indebtedness outstanding under the Credit Facilities on the Issue Date, after the application of the net proceeds from the sale of the Notes will be treated as incurred on the Issue Date under clause (a) of the preceding paragraph and LifeCare shall not be permitted to reclassify all or any portion of such Indebtedness outstanding on the Issue Date; and

(B) at the time of incurrence or reclassification pursuant to clause (A) immediately above, LifeCare will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or preferred stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar denominated restriction on the incurrence of Indebtedness, the U.S. dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Senior Subordinated Debt

LifeCare will not incur any Indebtedness that is contractually subordinate in right of payment to any Senior Debt of LifeCare unless it is pari passu or subordinate in right of payment to the Notes. No Guarantor will incur any Indebtedness that is contractually subordinate in right of payment to the Senior Debt of such Guarantor unless it is pari passu or subordinate in right of payment to such Guarantor’s Guarantee of the Notes. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other

Indebtedness of LifeCare or any Guarantor, as applicable, solely by reason of any Liens or guarantees arising or created in respect of such other Indebtedness of LifeCare or any Guarantor or by virtue of the fact that the Holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such Holders priority over the other Holders in the collateral held by them.

Limitation on Liens

LifeCare will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures any Obligations under any Indebtedness of LifeCare or a Guarantor against or on any asset or property now owned or hereafter acquired by LifeCare or any such Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Indebtedness that is Subordinated Indebtedness, the Notes or such Guarantee of such Guarantor are secured by a Lien on such property or assets that is senior in priority to such Liens; and

(2) in all other cases, the Notes or such Guarantee of such Guarantor are equally and ratably secured;

provided that any Lien which is granted to secure the Notes under this covenant shall be discharged at the same time as the discharge of the Lien that gave rise to the obligation to so secure the Notes.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

LifeCare will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(a) (1) pay dividends or make any other distributions to LifeCare or any Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits or

(2) pay any Indebtedness owed to LifeCare or any Restricted Subsidiary;

(b) make loans or advances to LifeCare or any Restricted Subsidiary; or

(c) sell, lease or transfer any of its properties or assets to LifeCare or any Restricted Subsidiary,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation;

(2) the Indenture and the Notes;

(3) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by LifeCare or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” and “—Limitation on Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) customary provisions in joint venture agreements and other similar agreements;

(10) customary provisions contained in leases, subleases, licenses, sublicenses and other agreements entered into in the ordinary course of business;

(11) Indebtedness of a Restricted Subsidiary permitted to be incurred under the Indenture; provided that (a) such encumbrances or restrictions are ordinary and customary with respect to the type of Indebtedness being incurred and (b) such encumbrances or restrictions will not affect LifeCare’s ability to make payments of principal or interest payments on the Notes, as determined in good faith by the Board of Directors of LifeCare;

(12) Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary;

(13) restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over LifeCare or any Restricted Subsidiary or any of their businesses;

(14) restrictions required or desirable for a Captive Insurance Subsidiary’s operations; provided that such restrictions apply only to such Captive Insurance Subsidiary;

(15) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of LifeCare’s Board of Directors, no more restrictive in any material respect, taken as a whole, with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of All or Substantially All Assets

LifeCare may not consolidate or merge with or into or wind up into (whether or not LifeCare is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless

(1) LifeCare is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than LifeCare) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than LifeCare, expressly assumes all the obligations of LifeCare under the Indenture, the Notes and the Registration Rights Agreement pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period,

(A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” or

(B) the Fixed Charge Coverage Ratio for the Successor Company and the Restricted Subsidiaries would be greater than such ratio for LifeCare and the Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (2) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the Notes; and

(6) LifeCare shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for LifeCare under the Indenture and the Notes. Notwithstanding the foregoing clauses (3) and (4),

(a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to LifeCare; and

(b) LifeCare may merge with an Affiliate of LifeCare solely for the purpose of reincorporating LifeCare in another State of the United States so long as the amount of Indebtedness of LifeCare and the Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, each Guarantor will not, and LifeCare will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person other than LifeCare or any other Guarantor unless:

(1) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(2) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) LifeCare shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

Notwithstanding the foregoing, a Guarantor whose Guarantee would be released pursuant to the terms of the Indenture concurrently with a consolidation or merger may consolidate or merge.

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may merge into or transfer all or part of its properties and assets to another Guarantor or LifeCare.

Transactions with Affiliates

LifeCare will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of LifeCare (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million, unless

(a) such Affiliate Transaction is on terms that are not materially less favorable to LifeCare or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s length transaction by LifeCare or such Restricted Subsidiary with a Person that is not an Affiliate of LifeCare;

(b) LifeCare delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $10.0 million, a resolution adopted by the majority of the Board of Directors of LifeCare approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above; and

(c) LifeCare delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $35.0 million, an opinion from an Independent Financial Advisor that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1) Transactions between or among LifeCare or any of the Restricted Subsidiaries;

(2) Transactions between or among LifeCare and/or any Restricted Subsidiary and a joint venture or similar entity which would constitute an Affiliate Transaction solely because LifeCare or a Restricted Subsidiary owns an equity interest in or otherwise controls such joint venture or similar entity;

(3) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the making of Permitted Investments;

(4) the payment of management, consulting, monitoring and advisory fees and Termination Fees and related indemnities and expenses to the Investors under the Management Agreement;

(5) the payment by LifeCare or any Restricted Subsidiary to the Investors and any of their Affiliates for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (A) pursuant to the Management Agreement and (B) approved by a majority of the members of the Board of Directors or a majority of the disinterested members of the Board of Directors of LifeCare, in each case in good faith;

(6) the payment of reasonable and customary fees and compensation paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of LifeCare, any of its direct or indirect parents or any Restricted Subsidiary;

(7) transactions in which LifeCare or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to LifeCare or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(8) any agreement as in effect as of the Issue Date and, in the case of any such agreement that is material to LifeCare and its Subsidiaries, described in this prospectus, or any amendment thereto or replacement thereof (so long as any such amendment or replacement is not more disadvantageous to the Holders than such original agreement in any material respect);

(9) the existence of, or the performance by LifeCare or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by LifeCare or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement are not otherwise more disadvantageous to the Holders in any material respect than the original agreement in existence on the Issue Date;

(10) the Transactions and the payment of all fees and expenses related to the Transactions, in each case as described in this prospectus;

(11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to LifeCare and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors of LifeCare or the senior management thereof, or are on terms at least as favorable as would reasonably have been obtained at such time from an unaffiliated party;

(12) the issuance of Equity Interests (other than Disqualified Stock) of LifeCare to any Permitted Holder or to any director, officer, employee or consultant;

(13) payments by LifeCare or any Restricted Subsidiary to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved as fair to LifeCare and the Restricted Subsidiaries by a majority of the Board of Directors of LifeCare in good faith;

(14) any Qualified Receivables Transaction;

(15) payments by LifeCare or any of its Restricted Subsidiaries of reasonable insurance premiums to, and any borrowings or dividends received from, any Captive Insurance Subsidiary; and

(16) payments or loans (or cancellation of loans) to employees or consultants of LifeCare, any of its direct or indirect parents or any Restricted Subsidiary which are approved by a majority of the Board of Directors of LifeCare in good faith.

Business Activities

LifeCare will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Loews and its Subsidiaries taken as a whole.

Payments for Consent

LifeCare will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

LifeCare will not permit any Restricted Subsidiary that is a Domestic Subsidiary, other than a Guarantor and any Excluded Subsidiary, to guarantee the payment of any Indebtedness of LifeCare or any other Guarantor unless:

(a) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Subordinated Indebtedness of LifeCare or any Guarantor, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Guarantee with respect to the Notes substantially to the same extent as such Subordinated Indebtedness is subordinated to the Notes; and

(b) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that

(1) such Guarantee has been duly executed and authorized and

(2) such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

Reports and Other Information

Whether or not required by the Commission, so long as any Notes are outstanding, if not filed electronically with the Commission through the Commission’s Electronic Data Gathering, Analysis, and retrieval System (or any successor system), LifeCare will, beginning with reports relating to LifeCare’s results of operations for the quarter ending September 30, 2005, furnish to the Trustee and Cede & Co., the nominee of DTC and the Holder of the Notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if LifeCare were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by LifeCare’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if LifeCare were required to file such reports.

In addition, whether or not required by the Commission, after the consummation of the exchange offer or the effectiveness of the shelf registration statement specified in the Registration Rights Agreement, LifeCare will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, LifeCare has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rules 144A(d)(4) under the Securities Act.

In addition, if at any time any direct or indirect parent of LifeCare becomes a Guarantor (there being no obligation of any such parent to do so), holds no material assets other than cash, Cash Equivalents and the Capital Stock of LifeCare or of any direct or indirect parent of LifeCare (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the Commission (or any successor provision), the reports, information and other documents required to be filed and furnished to Holders of the Notes pursuant to this covenant may, at the option of LifeCare, be filed by and be those of such parent rather than LifeCare.

Notwithstanding the foregoing, such requirements shall be deemed satisfied with respect to the furnishing of a Form 10-K for LifeCare’s fiscal year 2005 by the filing with the Commission of the exchange offer registration statement specified in the Registration Rights Agreement with such financial information that satisfies Regulation S-X of the Securities Act with respect to fiscal year 2005.

Events of Default and Remedies

The following events constitute Events of Default under the Indenture:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes issued under the Indenture, whether or not prohibited by the subordination provisions of the Indenture;

(2) default for 30 days or more in the payment when due of interest on or with respect to the Notes issued under the Indenture, whether or not prohibited by the subordination provisions of the Indenture;

(3) failure by LifeCare to comply with its obligations under the first paragraph of “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets”;

(4) failure by LifeCare or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in principal amount of the Notes then outstanding and issued under the Indenture to comply with any of its other agreements contained in the Indenture or the Notes;

(5) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by LifeCare or any Restricted Subsidiary or the payment of which is guaranteed by LifeCare or any Restricted Subsidiary, other than Indebtedness owed to LifeCare or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the Issue Date, if both:

(A) such default either results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the Holder or Holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and

(B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $25.0 million or more at any one time outstanding;

(6) failure by LifeCare or any Significant Subsidiary to pay final judgments (other than to the extent covered by insurance policies issued by reputable and creditworthy insurance companies) aggregating in excess of $25.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(7) certain events of bankruptcy or insolvency with respect to LifeCare or any Significant Subsidiary; or

(8) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (7) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then outstanding Notes issued under the Indenture may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes issued under the Indenture to be due and payable immediately; provided, however, that so long as any Indebtedness permitted to be incurred pursuant to the Senior Credit Facilities will be outstanding, that acceleration will not be effective until the earlier of (1) an acceleration of Indebtedness under the Senior Credit Facilities; or (2) five Business Days after receipt by LifeCare and the Agent under the Senior Credit Facilities of written notice of the acceleration of the Notes.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (7) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from Holders notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of such Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes issued thereunder by notice to the Trustee may on behalf of the Holders of all of such Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of any such note held by a non-consenting Holder. In the event of any Event of Default specified in clause (5) above, such Event of Default and all consequences thereof (excluding any payment default on the Notes that did not result solely from non-payment of principal or interest on the Notes due to acceleration of the Notes under clause (5) above) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or

(y) the Holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or

(z) if the default that is the basis for such Event of Default has been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that LifeCare is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and LifeCare is required, promptly, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member, partner or stockholder of LifeCare or any Guarantor or any of their parent companies shall have any liability for any obligations of LifeCare or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Governing Law

The Indenture, the Notes and any Guarantee will be governed by and construed in accordance with the laws of the State of New York.

Legal Defeasance and Covenant Defeasance

The obligations of LifeCare and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes issued under the Indenture. LifeCare may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes issued under the Indenture and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for

(1) the rights of Holders of Notes issued under the Indenture to receive payments in respect of the principal of, premium, if any, and interest and Special Interest (if any) on such Notes when such payments are due solely out of the trust created pursuant to the Indenture,

(2) LifeCare’s obligations with respect to Notes issued under the Indenture concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee, and LifeCare’s obligations in connection therewith and

(4) the Legal Defeasance provisions of the Indenture.

In addition, LifeCare may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to LifeCare) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes issued under the Indenture:

(1) LifeCare must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes issued under the Indenture on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on the Notes;

(2) in the case of Legal Defeasance, LifeCare shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(A) LifeCare has received from, or there has been published by, the United States Internal Revenue Service a ruling or

(B) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, LifeCare shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of any Liens to secure such borrowing) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Credit Facilities or any other material agreement or instrument (other than the Indenture) to which LifeCare or any Restricted Subsidiary is a party or by which LifeCare or any Restricted Subsidiary is bound;

(6) LifeCare shall have delivered to the Trustee an Opinion of Counsel to the effect that, any time in the period ending on the 91st day after the date of such deposit and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally under any applicable U.S. federal or state law, and that the Trustee has a perfected security interest in such trust funds for the ratable benefit of the Holders;

(7) LifeCare shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by LifeCare with the intent of defeating, hindering, delaying or defrauding any creditors of LifeCare or any Guarantor or others; and

(8) LifeCare shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any related Guarantee and the Notes issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding and issued under the Indenture, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, other than Notes beneficially owned by LifeCare or its Affiliates (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

The Indenture provides that, without the consent of each Holder affected, an amendment or waiver may not, with respect to any Notes issued under the Indenture and held by a non-consenting Holder:

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver,

(2) reduce the principal of or change the fixed maturity of any such note or alter or waive the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”),

(3) reduce the rate of or change the time for payment of interest on any note,

(4) waive a Default or Event of Default (x) in the payment of principal of or premium, if any, or interest or Special Interest (if any) on the Notes issued under the Indenture (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration) or (y) in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders,

(5) make any note payable in money other than that stated in the Notes,

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest or Special Interest (if any) on the Notes,

(7) make any change in these amendment and waiver provisions, or

(8) impair the right of any Holder to receive payment of principal of, or interest or Special Interest (if any) on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes.

Notwithstanding the foregoing, without the consent of any Holder, LifeCare, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Guarantee or the Notes:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide the assumption of LifeCare’s or any Guarantor’s obligations to Holders in the case of mergers, consolidations and sales of assets;

(4) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon LifeCare or any Guarantor;

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(7) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof;

(8) to provide for the issuance of exchange Notes or private exchange Notes, which are identical to exchange Notes except that they are not freely transferable;

(9) to add a Guarantor under the Indenture;

(10) to conform the text of the Indenture, Guarantees or the Notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees or the Notes; or

(11) making any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either

(a) all such Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(b) (1) all such Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and LifeCare or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of any Liens to secure such borrowing) with respect to the Indenture or the Notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Credit Facilities or any other material agreement or instrument (other than the Indenture) to which LifeCare or any Restricted Subsidiary is a party or by which LifeCare or any Restricted Subsidiary is bound;

(3) LifeCare has paid or caused to be paid all sums payable by it under the Indenture; and

(4) LifeCare has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of such Notes at maturity or the redemption date, as the case may be.

In addition, LifeCare must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notices

All notices to the holders will be valid if published in a leading English language daily newspaper published in New York City or such other English language daily newspaper with general circulation in the U.S. Any notice will be deemed to have been given on the date of publication or, if so published more than once on different dates, on the date of first publication. It is expected that publication will normally be made in the Wall Street Journal. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of LifeCare, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the Indenture.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of the note; and

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at August 15, 2009 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”), plus (ii) all required interest payments due on the note through August 15, 2009 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(b) the principal amount of the note.

“Asset Sale” means:

(1) the sale, lease (other than by way of any operating lease), conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets of LifeCare or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions,

in each case, other than:

(a) a disposition of Cash Equivalents or obsolete or worn out equipment or other assets in the ordinary course of business or inventory and dispositions of property or other assets no longer used or useful in the business of LifeCare and its Restricted Subsidiaries;

(b) the disposition of all or substantially all of the assets of LifeCare in a manner permitted pursuant to the provisions described above under “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments” or the making of any Permitted Investment;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value (as determined in good faith by the Board of Directors of LifeCare) of less than $5.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to LifeCare or by LifeCare or a Restricted Subsidiary to a Restricted Subsidiary;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property for use in a Similar Business;

(g) the lease, license, sublicense, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (m) of the definition of Permitted Investments);

(i) foreclosures on assets;

(j) disposition of accounts receivable in connection with the collection or compromise thereof;

(k) the issuance or sale of director’s qualifying shares and shares issued to foreign nationals under applicable law;

(l) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(m) sales of Receivables and related assets of the type specified in the definition of Qualified Receivables Transaction to a Receivables Subsidiary for the fair market value thereof, less amounts required to be established as reserves and customary discounts pursuant to contractual agreements with entities that are not Affiliates of LifeCare entered into as part of a Qualified Receivables Transaction;

(n) transfers of Receivables and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction;

(o) any financing transaction with respect to property built or acquired by LifeCare or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture; and

(p) the creation of a Lien not prohibited by the Indenture.

“Board Resolution” means with respect to LifeCare, a duly adopted resolution of the Board of Directors of LifeCare or any committee thereof.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means

(1) in the case of a corporation, corporate stock,

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footNotes thereto) in accordance with GAAP. For purposes of the covenant described under “—Certain Covenants—Limitation on Liens,” a Capitalized Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Captive Insurance Subsidiary” means a Subsidiary established by LifeCare or any of its Subsidiaries for the sole purpose of insuring the business, facilities and/or employees of LifeCare and its Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars,

(2) securities issued or directly and fully and unconditionally guaranteed or insured by the United States government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition,

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus of not less than $250.0 million,

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above,

(5) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 12 months after the date of creation thereof,

(6) marketable short term money market and similar funds (x) either having assets in excess of $250.0 million or (y) having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency),

(7) investment funds investing substantially all of their assets in securities of the types described in clauses (1) through (6) above,

(8) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition; and

(9) Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 12 months or less from the date of acquisition.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of LifeCare and its Subsidiaries, taken as a whole, to any Person other than one or more Permitted Holders;

(2) the adoption of a plan relating to the liquidation or dissolution of LifeCare;

(3) LifeCare becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by (x) any Person (other than one or more Permitted Holders) or (y) any Persons (other than one or more Permitted Holders) that together (1) are a group (within the meaning of Section 13(d)(3), Section 14(d)(2) of the Exchange Act, or any successor provision) or (2) are acting, for purposes of acquiring, holding or disposing of securities, as a group (within the meaning of Rule 13d-5(b)(1) of the Exchange Act, or any successor provision), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 40% or more of the total voting power of the Voting Stock of LifeCare or any of its direct or indirect parents; or

(4) the first day on which a majority of the members of the Board of Directors of LifeCare are not Continuing Directors.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period, plus:

(1) provision for taxes based on income or profits (including franchise taxes) of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) and the amortization of deferred financing fees of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(4) any expenses or charges related to any Equity Offering (but, if such Equity Offering is a sale of Equity Interests of any parent of LifeCare, only to the extent that the proceeds of such Equity Offering is contributed to the equity of LifeCare), Permitted Investment, acquisition, disposition, recapitalization or Indebtedness permitted to be incurred by the Indenture including a refinancing thereof (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and the Credit Facilities and (ii) any amendment or other modification of the Notes or the Credit Facilities, in each case, to the extent deducted in computing such Consolidated Net Income; plus

(5) the amount of any restructuring charge deducted in such period in computing such Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to closure of facilities; plus

(6) the amount of any minority interest expense deducted in calculating such Consolidated Net Income (less the amount of any cash dividends paid to the Holders of such minority interests); plus

(7) the amount of management, monitoring, consulting and advisory fees and related expenses and Termination Fees paid to the Investors or any of their Affiliates (other than portfolio companies) (or any accruals relating to such fees and related expenses) pursuant to the Management Agreement, to the extent deducted in computing such Consolidated Net Income; plus

(8) the amount of startup losses, to the extent deducted in computing such Consolidated Net Income and without duplication, at any long-term acute care hospital operated by LifeCare or any of its Restricted Subsidiaries, which amount will be based on a calculation in good faith by a responsible financial or accounting officer of LifeCare and attached to an Officers’ Certificate delivered to the Trustee, in an aggregate amount per four fiscal quarter period not to exceed the greater of (x) $7.5 million and (y) 10% of LifeCare’s Consolidated Cash Flow for such period (excluding this clause (8)); minus

(9) non-cash items increasing such Consolidated Net Income for such period, other than (x) the accrual of revenue consistent with past practice, (y) recognition of deferred revenue items and other items for which cash has been received in a prior period to the extent not increasing Consolidated Cash Flow in a prior period and (z) reversal of reserves to the extent that amounts in respect of such reserves did not increase Consolidated Cash Flow in a prior period;

in each case, on a consolidated basis and determined in accordance with GAAP and without duplication.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated Cash Flow of LifeCare (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of LifeCare and (B) in the case of a Restricted Subsidiary that is not a Guarantor, only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to LifeCare by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash (or to the extent converted into cash) to the specified Person or a Restricted Subsidiary thereof; provided that, solely for purposes of the covenant “—Certain Covenants—Limitation on Restricted Payments,” such dividend or distribution will be excluded from this clause (1) to the extent it is included in clause (c)(3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”;

(2) solely for purposes of the covenant “—Certain Covenants—Limitation on Restricted Payments,” the Net Income of any Restricted Subsidiary (other than a Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityHolders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of such Person will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) by such Restricted Subsidiary to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(4) the cumulative effect of a change in accounting principles will be excluded;

(5) the effect of adjustments in any line item in such Person’s consolidated financial statements required or permitted by the Financial Accounting Standards Board Statement Nos. 141 and 142 resulting from the application of purchase accounting in relation to the Transactions or any acquisition that is consummated after the Issue Date, net of taxes, shall be excluded;

(6) any net after-tax income (loss) from the early extinguishment of Hedging Obligations or other derivative instruments shall be excluded;

(7) any impairment charge or asset write-off pursuant to Financial Accounting Standards Board Statement No. 142 and No. 144 and the amortization of intangibles arising pursuant to No. 141 shall be excluded; and

(8) any non-cash compensation expense recorded from grants of stock options or other rights to officers, directors or employees shall be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of LifeCare who:

(1) was a member of such Board of Directors on the Issue Date;

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or

(3) was designated or appointed by an Investor.

“Credit Facilities” means, with respect to LifeCare or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or commercial paper facilities with banks or other institutional lenders or investors or indentures providing for revolving credit loans, term loans, receivables financing, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against receivables, letters of credit or other long-term indebtedness, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, Notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by LifeCare or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, executed by an executive vice president and the principal financial officer of LifeCare, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to, such Designated Noncash Consideration.

“Designated Preferred Stock” means preferred stock of LifeCare or any direct or indirect parent thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate executed by an executive vice president and the principal financial officer of LifeCare or the applicable parent thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c)(2) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Senior Credit Facilities; and

(2) to the extent permitted under the Senior Credit Facilities, any other Senior Debt permitted under the Indenture the amount of which is $25.0 million or more and that has been designated by LifeCare as “Designated Senior Debt.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Holder thereof, other than as a result of a change of control or asset sale, in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of LifeCare or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by LifeCare or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or preferred stock of LifeCare (excluding Disqualified Stock) or any of its direct or indirect parents, other than

(1) public offerings with respect to LifeCare’s or any direct or indirect parent’s common stock registered on Form S-8 and

(2) any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by LifeCare from:

(a) contributions to its common equity capital, and

(b) the sale (other than to a Subsidiary of LifeCare or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of LifeCare) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of LifeCare,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an executive vice president and the principal financial officer of LifeCare on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (c)(2) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Excluded Subsidiary” means (x) any Receivables Subsidiary and (y) any Restricted Subsidiary of LifeCare that is not a Wholly Owned Subsidiary of LifeCare and that is designated as an “Excluded Subsidiary” pursuant to an Officers’ Certificate executed by an executive officer of LifeCare and delivered to the Trustee; provided that the total assets of all Restricted Subsidiaries that are Excluded Subsidiaries solely as a result of this clause (y), as reflected on their respective most recent balance sheets prepared in accordance with GAAP, do not in the aggregate at any time exceed 5% of Total Assets.

“Existing Indebtedness” means Indebtedness of LifeCare or the Restricted Subsidiaries in existence immediately after consummation of the Transactions on the Issue Date.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted

Subsidiaries (and including, for the avoidance of doubt, acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by a Person, division or line of business that is the subject of an acquisition or disposition under this clause (1)), including through mergers or consolidations, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in good faith by a responsible financial or accounting officer of LifeCare and will be in accordance with Regulation S-X under the Securities Act, except that such calculation may include expense reductions that are implemented, committed to be implemented, the commencement of implementation of which has begun or reasonably expected to be implemented in good faith within six months of the date of such acquisition and that are supportable and quantifiable, decreased by any non-one-time incremental expenses incurred or to be incurred during such four-quarter period in order to achieve such reduction in costs (but without, in any case, giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) consolidated interest expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(5) interest expense on a Capitalized Lease Obligation will be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of LifeCare to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP; and

(6) interest expense on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments (other than imputed interest as a result of purchase accounting), the interest component of any deferred payment obligations, the interest component of all payments associated with Capitalized Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, but excluding (x) the amortization or accretion of debt issuance costs, (y) any commitment fees or similar financing fees incurred pursuant to the Transactions and (z) any losses resulting from mark-to-market accounting of interest rate Hedging Obligations to the extent accounted for as interest expense, and, for this entire clause (1), net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person to the extent it is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock (including any Designated Preferred Stock) of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of LifeCare or to LifeCare or a Restricted Subsidiary of LifeCare, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal; minus

(5) interest income of such Person and its Restricted Subsidiaries for such period,

in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date.

“Government Securities” means securities that are

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of LifeCares thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the Holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of LifeCare’s Indenture Obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holder” means a Holder of the Notes.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, Notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) in respect of Capitalized Lease Obligations;

(5) in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable;

(6) representing Hedging Obligations; or

(7) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends,

if and to the extent any of the preceding items (other than letters of credit and other than clauses (5), (6) or (7)) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. The term “Indebtedness” excludes the present value of the obligations of a lessee for net rental payments on an operating lease entered into as part of a Sale and Lease-Back Transaction. In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness will be the lesser of (A) the fair market value (as determined in good faith by the Board of Directors of LifeCare) of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock, as applicable, as if such Disqualified Stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the Indenture.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of LifeCare, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Banc of America Securities LLC, J.P. Morgan Securities Inc. and ING Financial Markets LLC.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents),

(2) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among LifeCare and its Subsidiaries, and

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) above, which fund may also hold immaterial amounts of cash pending investment or distribution.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel expense and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footNotes) of LifeCare in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the Indenture, the value of any Investment made by any Person will be measured at the time such Investment is made or acquired, without giving effect to subsequent changes in value. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments,”

(1) “Investments” shall include the portion (proportionate to LifeCare’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of LifeCare at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, LifeCare shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to

(x) LifeCare’s “Investment” in such Subsidiary at the time of such redesignation less

(y) the portion (proportionate to LifeCare’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of LifeCare.

“Investors” means TC Group, L.L.C. (which operates under the trade name “The Carlyle Group”) and its Affiliates.

“Issue Date” means the date of original issuance of the Notes under the Indenture.

“Issuer” means, prior to execution of the Supplemental Indenture, Rainier Acquisition Corp. and, thereafter, LifeCare Holdings, Inc. and its successors.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Agreement” means the Management Agreement by and among LifeCare, LCI Holdco LLC and the Investors as in effect on the Issue Date and any amendment thereto (so long as such amendment is not as a whole materially less favorable to the Holders of the Notes in any respect than the original agreement as in effect on the Issue Date).

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary, non-recurring or unusual gain, loss, charges or expense (including relating to severance, relocation costs, other restructuring costs, new product introductions, one-time compensation charges and the Transactions), together with any related provision for taxes on such extraordinary, non-recurring or unusual gain, loss or expense.

“Net Proceeds” means the aggregate cash proceeds received by LifeCare or any Restricted Subsidiary in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Indebtedness secured by such asset and Senior Indebtedness required to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by LifeCare as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by LifeCare after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of LifeCare.

“Officers’ Certificate” means a certificate signed on behalf of LifeCare by two Officers of LifeCare, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of LifeCare that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to LifeCare or the Trustee.

“Permitted Holders” means (i) TC Group, L.L.C., Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. and their Affiliates (but excluding any portfolio companies of the foregoing) and (ii) any members of management of LifeCare listed in this prospectus under the heading “Management.”

“Permitted Investments” means

(a) any Investment in LifeCare or any Restricted Subsidiary;

(b) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(c) any Investment by LifeCare or any Restricted Subsidiary of LifeCare in a Person that is engaged in a Similar Business if as a result of such Investment

(1) such Person becomes a Restricted Subsidiary or

(2) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, LifeCare or a Restricted Subsidiary;

(d) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(e) any Investment existing on the Issue Date and any extension, modification, replacement or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(f) any Investment acquired by LifeCare or any Restricted Subsidiary:

(1) in exchange for any other Investment or accounts receivable held by LifeCare or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of LifeCare of such other Investment or accounts receivable or

(2) as a result of a foreclosure by LifeCare or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(g) Hedging Obligations permitted under clause (j) of the covenant described in “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant;

(h) repurchases of Notes;

(i) Investments the payment for which consists of Equity Interests of LifeCare, or any of its direct or indirect parents (exclusive of Disqualified Stock);

(j) guarantees of Indebtedness permitted under the covenant described in “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” and performance or completion guarantees in the ordinary course of business;

(k) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(l) payments to any Captive Insurance Subsidiary in an amount equal to (i) the capital required under the applicable laws or regulations of the jurisdiction in which such Captive Insurance Subsidiary is formed or determined by independent actuaries as prudent and necessary capital to operate such Captive Insurance Subsidiary plus (ii) any reasonable general corporate and overhead expenses of such Captive Insurance Subsidiary;

(m) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (m) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or cash equivalents), not to exceed $40.0 million at the time of such Investment (with the fair market value of each Investment being measured in good faith by the Board of Directors of LifeCare at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (m) is made in any Person that is not a Restricted Subsidiary of LifeCare at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of LifeCare after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (a) above and shall cease to have been made pursuant to this clause (m) for so long as such Person continues to be a Restricted Subsidiary (it being understood that if such Person thereafter ceases to be a Restricted Subsidiary of LifeCare, such Investment will again be deemed to have been made pursuant to this clause (m));

(n) loans and advances to officers, directors and employees for business related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

(o) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any Investment by LifeCare or a Subsidiary of LifeCare in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction customary for such transactions;

(p) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (p) that are at the time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (x) $40.0 million and (y) 6.25% of Total Assets at the time of such Investment; and

(q) loans and advances to employees not in excess of $2.5 million outstanding at any one time, in the aggregate.

”Permitted Junior Securities” means:

(1) Equity Interests in LifeCare or any other business entity provided for by a plan of reorganization; and

(2) debt securities of LifeCare or any Guarantor or any other business entity provided for by a plan of reorganization that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to the same extent as, or to a greater extent than, the Notes and the Guarantees are subordinated to Senior Debt under the Indenture.

“Permitted Liens” means:

(1) Liens on the assets of LifeCare and any Guarantor securing Senior Debt that was permitted by the terms of the Indenture to be incurred;

(2) Liens in favor of LifeCare or any Restricted Subsidiary that is a Guarantor;

(3) Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with LifeCare or any Restricted Subsidiary; provided that such Liens were in existence prior to, and not in contemplation of, such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with LifeCare or the Restricted Subsidiary;

(4) Liens existing on property at the time of acquisition of such property by LifeCare or any Restricted Subsidiary, provided that such Liens were in existence prior to, and not in contemplation of, such acquisition and do not extend to any other property owned by LifeCare or the Restricted Subsidiary;

(5) Liens securing the Notes and the Guarantees;

(6) Liens existing on the Issue Date;

(7) Liens securing Refinancing Indebtedness; provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(8) Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that such defeasance or satisfaction and discharge is not prohibited by the Indenture;

(9) Liens on Receivables transferred to a Receivables Subsidiary or on assets of a Receivables Subsidiary, or pledges of interests in a Receivables Subsidiary to support Indebtedness incurred in connection with a Qualified Receivables Subsidiary; and

(10) Liens securing obligations that do not exceed $5.0 million at any one time outstanding.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“preferred stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of LifeCare in good faith.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by LifeCare or any of its Subsidiaries pursuant to which LifeCare or any of its Subsidiaries sells, conveys or otherwise transfers, or grants a security interest in, to:

(1) a Receivables Subsidiary (in the case of a transfer by LifeCare or any of its Subsidiaries, which transfer may be effected through LifeCare or one or more of its Subsidiaries); and

(2) if applicable, any other Person (in the case of a transfer by a Receivables Subsidiary),

in each case, any accounts receivable (including health care insurance receivables), instruments, chattel paper, general intangibles and similar assets (whether now existing or arising in the future, the “Receivables”) of LifeCare or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Receivables, all contracts, contract rights and all guarantees or other obligations in respect of such Receivables, proceeds of such Receivables and any other assets, which are customarily transferred or in respect of which security interests are customarily granted in connection with receivables financings and asset securitization transactions of such type, together with any related transactions customarily entered into in receivables financings and asset securitizations, including servicing arrangements.

“Rating Agencies” mean Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by LifeCare (as certified by a Board Resolution) which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables” has the meaning set forth in the definition of “Qualified Receivables Transaction.”

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Qualified Receivables Transaction.

“Receivables Subsidiary” means a Subsidiary of LifeCare that engages in no activities other than in connection with the financing of accounts receivable and in businesses related or ancillary thereto and that is designated by the Board of Directors of LifeCare (as provided below) as a Receivables Subsidiary (A) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

(1) is guaranteed by LifeCare or any Subsidiary of LifeCare (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction);

(2) is recourse to or obligates LifeCare or any Subsidiary of LifeCare in any way other than pursuant to representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction; or

(3) subjects any property or asset of LifeCare or any Subsidiary of LifeCare (other than accounts receivable and related assets as provided in the definition of Qualified Receivables Transaction), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction; and

(B) with which neither LifeCare nor any Subsidiary of LifeCare has any material contract, agreement, arrangement or understanding other than on terms no less favorable to LifeCare or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of LifeCare, other than as may be customary in a Qualified Receivables Transaction including for fees payable in the ordinary course of business in connection with servicing accounts receivable; and (C) with which neither LifeCare nor any Subsidiary of LifeCare has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of LifeCare will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of LifeCare giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Registration Rights Agreement” means the Registration Rights Agreement dated the Issue Date among LifeCare, the Guarantors and the Initial Purchasers.

“Related Business Assets” means non-current assets (including Capital Stock) used or useful in a Similar Business (and including current assets to the extent held by a Person whose Capital Stock would constitute a Related Business Asset), provided that any non-current assets consisting of Capital Stock of a Person shall not be deemed to be Related Business Assets unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of LifeCare (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement with any Person providing for the leasing by LifeCare or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by LifeCare or such Restricted Subsidiary to such Person in contemplation of such leasing.

“Commission” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations of the Commission promulgated thereunder.

“Senior Credit Facilities” means the Credit Agreement to be entered into as of the Issue Date by and among LifeCare, the Restricted Subsidiaries, the lenders party thereto in their capacities as lenders thereunder, JPMorgan Chase Bank, N.A., as Administrative Agent, GECC Capital Markets Group, Inc., as Syndication Agent and Banc of America Securities LLC, as Documentation Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any one or more indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, Notes, credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” above).

“Senior Debt” of any Person means:

(1) all Indebtedness of such Person outstanding under the Senior Credit Facilities and all Hedging Obligations with respect thereto, whether outstanding on the Issue Date or incurred thereafter;

(2) any other Indebtedness of such Person permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or any Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2) (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law).

Notwithstanding anything to the contrary in the preceding paragraph, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by LifeCare or any Guarantor;

(2) any Indebtedness of LifeCare or any Guarantor to any of their Subsidiaries;

(3) any trade payables;

(4) the portion of any Indebtedness that is incurred in violation of the Indenture; provided that a good faith determination by the Board of Directors of LifeCare evidenced by a Board Resolution, or a good faith determination by the Chief Financial Officer of LifeCare evidenced by an officers’ certificate, that any Indebtedness being incurred under the Senior Credit Facilities is permitted by the Indenture will be conclusive;

(5) any Indebtedness of LifeCare or any Guarantor that, when incurred, was without recourse to LifeCare or such Guarantor;

(6) any repurchase, redemption or other obligation in respect of Disqualified Stock or preferred stock; or

(7) any Indebtedness owed to any employee of LifeCare or any of its Subsidiaries.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

“Similar Business” means any business conducted or proposed to be conducted by LifeCare and its Restricted Subsidiaries on the Issue Date (as described in this prospectus) or any business that is similar, reasonably related, incidental or ancillary thereto.

“Special Interest” means all liquidated damages then owing pursuant to the Registration Rights Agreement.

“Subordinated Indebtedness” means:

(a) with respect to LifeCare, any Indebtedness of LifeCare which is by its terms subordinated in right of payment to the Notes, and

(b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to the guarantee of such Guarantor.

“Subsidiary” means, with respect to any Person,

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Termination Fees” means the one-time payment under the Management Agreement of a termination fee to one or more of the Investors and their Affiliates (other than portfolio companies) in the event of either a Change of Control or the completion of a registered initial public offering of the common stock of LifeCare or any of its direct or indirect parents.

“Total Assets” means the total assets of LifeCare and its Restricted Subsidiaries, as shown on the most recent balance sheet of LifeCare prepared in conformity with GAAP.

“Transactions” means the transactions contemplated by the Merger Agreement, the Notes offered hereby and the Senior Credit Facilities as described in this prospectus.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 15, 2009; provided, however, that if the period from the redemption date to August 15, 2009, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means U.S. Bank National Association, until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means

(1) any Subsidiary of LifeCare which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of LifeCare, as provided below) and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of LifeCare may designate any Subsidiary of LifeCare (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, LifeCare or any Subsidiary of LifeCare (other than any Subsidiary of the Subsidiary to be so designated), provided that

(a) such designation complies with the covenants described under “—Certain Covenants—Limitation on Restricted Payments” and

(b) each of the Subsidiary to be so designated and its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of LifeCare or any Restricted Subsidiary.

The Board of Directors of LifeCare may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Default or Event of Default shall have occurred and be continuing and either

(1) LifeCare could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first sentence under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” or

(2) the Fixed Charge Coverage Ratio for LifeCare and its Restricted Subsidiaries would be higher than such ratio for LifeCare and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Board of Directors of LifeCare shall be notified by LifeCare to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock, as the case may be, at any date, the quotient obtained by dividing

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or preferred stock multiplied by the amount of such payment, by

(2) the sum of all such payments.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares and shares issued to foreign nationals as required by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material United States federal income tax consequences relevant to the exchange of the outstanding notes for the exchange notes pursuant to the exchange offer and the ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the United States Internal Revenue Code of 1986, as amended, or the Code, United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes and the continued validity of this summary. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, United States expatriates, insurance companies, dealers in securities or currencies, traders in securities, holders whose functional currency is not the U.S. Dollar, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” “constructive sale,” “conversion transaction” or other integrated transaction within the meaning of Section 1.1275-6 of the United States Treasury Regulations. Moreover, except as expressly provided below in the discussion of certain estate tax consequences to non-U.S. holders, it is limited to United States federal income tax consequences and it does not discuss the effect of any other federal tax laws (i.e., estate and gift tax), or of any applicable state, local or foreign tax laws. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

As used herein, “United States Holder” means a beneficial owner of the notes who or that is:

•	an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code,

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate, the income of which is subject to United States federal income tax regardless of its source, or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if a valid election is in place to treat the trust as a United States person

We have not sought and will not seek any rulings from the Internal Revenue Service, or the IRS, with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of the outstanding notes for the exchange notes pursuant to the exchange offer or the ownership or disposition of the notes or that any such position would not be sustained.

If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences of the partnership owning and disposing of the notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

The Exchange

The exchange of the outstanding notes for the exchange notes in the exchange offer will not be treated as a taxable exchange for federal income tax purposes. Accordingly, the exchange of the outstanding notes for the exchange notes will not result in recognition of gain or loss to holders for federal income tax purposes.

Moreover, the exchange notes will have the same tax attributes as the outstanding notes including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period. Accordingly, references to “notes” apply equally to the exchange notes and the outstanding notes.

United States Holders

Interest

Payments of stated interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s method of tax accounting.

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes. The obligation to make such payments, including additional interest payable in certain circumstances, may implicate the provisions of United States Treasury Regulations relating to “contingent payment debt instruments.” If the notes were deemed to be contingent payment debt instruments, holders might among other things, be required to treat any gain recognized on the sale or other disposition of an exchanged note as ordinary income rather than as capital gain, and the timing and amount of income inclusion may be different from the consequences discussed herein. We intend to take the position that the likelihood that such payments will be made is remote and/or that such payments are incidental and therefore the exchange notes are not subject to the rules governing contingent payment debt instruments. Our determination that these contingencies are remote is binding on a United States Holder unless such holder discloses its contrary position in the manner required by applicable Unites States Treasury Regulations. The IRS, however, may take a different position, which could affect the amount and timing of income that a United States Holder must recognize.

We have the option to repurchase the exchange notes under certain circumstances at a premium to the issue price. Under special rules governing this type of unconditional option, because the exercise of the option would increase the yield on the notes, we will be deemed not to exercise the option, and the possibility of this redemption premium will not affect the amount of income recognized by holders in advance of receipt of any such redemption premium.

Sale or Other Taxable Disposition of the Notes

A United States Holder will recognize gain or loss on the sale, exchange (other than for exchange notes pursuant to the exchange offer, as discussed above, or a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted basis in an exchange note generally will be the United States Holder’s cost therefore (generally the purchase price paid for the outstanding note plus accrued market discount, if any, if a United States Holder elected to include such market discount in income) decreased (but not below zero) by any principal payments received by such holder (and any amortizable bond premium such holder has applied to reduce interest on the note). Subject to the discussion of market discount below, this gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the United States Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. The deductibility of capital losses is subject to limitation.

Market Discount and Bond Premium

If a United States Holder has purchased the notes for an amount less than their adjusted issue price, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange, redemption, retirement or other taxable disposition of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of an exchange note, any market discount accrued on the outstanding note for which such exchange note was exchanged). Unless a United States Holder elects to accrue market discount under a constant yield method, any market discount will be considered to accrue ratably during the period from the date of acquisition of a note (including, in the case of an exchange note exchanged for an outstanding note, the date of the acquisition of the outstanding note) to the maturity date.

A United States Holder may elect to include market discount in income currently as it accrues, either ratably or on a constant yield method. In that case, such holder’s tax basis in its notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by such holder during the taxable year of the election and thereafter, and may not be revoked without consent of the IRS.

If a United States Holder does not make such an election, in general, all or a portion of its interest expense on any indebtedness incurred or continued in order to purchase or carry notes (including, in the case of an exchange note, the interest expense on any indebtedness incurred or continued in order to purchase or carry the outstanding note for which such exchange note was exchanged) may be deferred until maturity or certain earlier dispositions.

If a United States Holder has purchased the outstanding notes for an amount greater than their face value, such holder will have purchased such notes with amortizable bond premium. Such holder generally may elect to amortize that premium from the purchase date to the maturity date of the notes under the constant yield method. Amortizable premium generally may be deducted against interest income on the outstanding note or the exchange note (including, in the case of an exchange note, the income on the outstanding note for which such exchange note was exchanged) and generally may not be deducted against other income. A United States Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent.

The rules regarding market discount and bond premium are complex. Prospective investors should consult their own tax advisors regarding market discount and bond premium rules.

Information Reporting and Backup Withholding

Pursuant to IRS tax rules, if a United Stated Holder holds the notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to the holder on IRS Form 1099 concerning interest and retirement proceeds on the notes, unless an exemption applies. Similarly, unless an exemption applies, a United States Holder must provide the intermediary or us with its Taxpayer Identification Number, or TIN, for use in reporting information to the IRS. For individuals, this is their social security number. A United States Holder is also required to comply with other IRS requirements concerning information reporting, including a certification that the holder is not subject to backup withholding and is a U.S. person.

If a United States Holder is subject to these requirements but does not comply, the intermediary must withhold a percentage of all amounts payable to the holder on the notes, including principal payments. Under current law, this percentage will be 28% through 2010, and (absent new legislation) 31% thereafter. This is called backup withholding. Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the TIN provided by the holder is incorrect. Backup withholding is not an additional tax and taxpayers may use the withheld amounts, if any, as a credit against their federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

All individuals are subject to these requirements. Some non-individual holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Non-United States Holders

Definition of Non-United States Holders

A non-United States Holder is a beneficial owner of the notes who is not a United States Holder.

Interest Payments

Subject to the discussion below concerning effectively connected income and backup withholding, payments of interest on the exchange notes by us or any paying agent to a non-United States Holder will not be subject to United States federal withholding tax, provided that the holder satisfies one of two tests.

The first test (the “portfolio interest” test) is satisfied if:

•	such holder does not, actually or constructively, directly or indirectly, own 10% or more of the total combined voting power of all of our classes of stock entitled to vote;

•	such holder is not a controlled foreign corporation (within the meaning of the Code) that is related, directly or indirectly, to us through stock ownership;

•	such holder is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the non-United States Holder certifies to us or our paying agent on IRS Form W-8BEN (or appropriate substitute form) under penalties of perjury, that the holder is not a U.S. person, or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement or (3) the non-United States Holder holds its notes through a “qualified intermediary” and certain conditions are satisfied. Special rules apply to non-U.S. holders that are pass-through entities rather than corporation or individuals.

The second test is satisfied if the non-United States Holder is entitled to the benefits of an income tax treaty between the United States and the non-United States Holder’s country of residence under which such interest is exempt from United States federal withholding tax, and such holder or its agent provides to us a properly completed and executed IRS Form W-8BEN (or an appropriate substitute form evidencing eligibility for the exemption) or such non-United States Holder holds its notes through a “qualified intermediary” to whom evidence of treaty benefits was provided.

Payments of interest on the exchange notes that do not meet the above-described requirements will be subject to a United States federal income tax of 30% (or such lower rate provided by an applicable income tax treaty if the holder establishes that it qualifies to receive the benefits of such treaty) collected by means of withholding. Non-United States Holders who acquired the outstanding notes with bond premium should see their tax advisors regarding the application of the bond premium rules.

The certification requirements described in this section “Non-United States Holders” may require a non-United States Holder that provides an IRS form, or that claims the benefits of an income tax treaty, to also provide its United States taxpayer identification number.

Sale, Exchange or Retirement of the Notes

The exchange of notes for exchange notes will not be a taxable event. Subject to the discussion below concerning effectively connected income and backup withholding, non-United States Holders will not be subject to United States federal income tax on any gain recognized on any other sale, exchange, redemption or retirement of the notes unless the holder is an individual, the holder is present in the United States for at least 183 days during the year in which it disposes of the notes, and other conditions are satisfied.

Effectively Connected Income

The preceding discussion assumes that the interest and gain received by a non-United States Holder is not effectively connected with the conduct by such holder of a trade or business in the United States. If a non-United States Holder is engaged in a trade or business in the United States and the holder’s investment in a note is effectively connected with such trade or business:

•	Such holder will be exempt from the 30% withholding tax on the interest (provided a certification requirement, generally on IRS Form W-8ECI, is met) and will instead generally be subject to regular United States federal income tax on any interest and gain with respect to the notes in the same manner as if it were a United States Holder.

•	If such holder is a foreign corporation, the holder may also be subject to an additional branch profits tax of 30% or such lower rate provided by an applicable income tax treaty if the holder establishes that it qualifies to receive the benefits of such treaty.

•	If such holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

Information Reporting and Backup Withholding

United States rules concerning information reporting and backup withholding applicable to a non-United States Holder are as follows:

•	Interest payments received by the holder will be automatically exempt from the usual backup withholding rules if such payments are subject to the 30% withholding tax on interest or if they are exempt from that tax by application of a tax treaty or the “portfolio interest” exception. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the holder should be subject to the usual information reporting or backup withholding rules. In addition, information reporting may still apply to payments of interest (on Form 1042-S) even if certification is provided and the interest is exempt from the 30% withholding tax.

•	Sale proceeds received by the holder on a sale of exchange notes through a broker may be subject to information reporting and/or backup withholding if the holder is not eligible for an exemption, or does not provide the certification described above. In particular, information reporting and backup withholding may apply if the holder uses the United States office of a broker, and information reporting (but generally not backup withholding) may apply if the holder uses a foreign office of a broker that has certain connections to the United States.

•	We suggest that non-United States Holders consult their tax advisors concerning the application of information reporting and backup withholding rules.

United States Federal Estate Tax

An exchange note held or beneficially owned by an individual who, for estate tax purposes, is not a citizen or resident of the United States at the time of death will not be includable in the decedent’s gross estate for United States estate tax purposes provided that (i) such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, and (ii) at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business in the United States. In addition, the United States estate tax may not apply with respect to such note under the terms of an applicable estate tax treaty. The estate tax does not apply for 2010 but (absent new legislation) is reinstated thereafter.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer which requests it, for use in any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account as a result of market-making activities or other trading activities pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus in connection with any resales of exchange notes. Any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

For a period of 180 days after the effective date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Ropes & Gray LLP. Certain legal matters relating to the guarantors that are incorporated under the laws of the State of Louisiana will be passed upon for us by Jones Walker LLP. Certain legal matters relating to the guarantor incorporated under the laws of the State of Michigan will be passed upon for us by Honigman Miller Schwartz and Cohn LLP. Certain legal matters relating to the guarantors that are incorporated under the laws of the State of Nevada will be passed upon for us by Lionel Sawyer & Collins. Certain legal matters relating to the guarantors that are incorporated under the laws of the State of Texas will be passed upon for us by Thompson & Knight LLP.

EXPERTS

The consolidated financial statements of LifeCare Holdings, Inc. as of December 31, 2005 (Successor) and 2004 (Predecessor), and for the period August 11, 2005 through December 31, 2005 (Successor), the period January 1, 2005 through August 10, 2005 and each of the years in the two-year period ended December 31, 2004 (Predecessor), have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have agreed that, whether or not we are required to do so by the rules and regulations of the Commission, for so long as any of the notes remain outstanding, we will furnish to the Trustee and to Cede & Co., the nominee of DTC and the holder of the notes, (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Form 10-Q and Form 10-K if we were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by our independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports. We have satisfied our obligation to furnish this information required to be filed prior to the date of filing of the registration statement of which this prospectus is a part, and we may satisfy our obligations to provide information to the Trustee and to Cede & Co., the nominee of DTC and the holder of the notes, at any time by filing such information with the Commission.

We have filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to this offering of exchange notes. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the exchange notes, you should refer to the registration statement and the exhibits filed as a part of the registration statement or otherwise filed with the Commission and incorporated by reference therein. If a document has been filed as an exhibit to the registration statement or incorporated by reference therein, we refer you to the copy of the document that has been filed or incorporated. Each of the statements in this prospectus relating to a document that has been filed as an exhibit is qualified in all respects by the filed exhibit.

We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public from commercial document retrieval services and at the website maintained by the Commission at http://www.sec.gov.

You should rely only on the information or representations provided in this prospectus. We have not authorized anyone else to provide you with different information.

LIFECARE HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

LifeCare Holdings, Inc.

We have audited the accompanying consolidated balance sheets of LifeCare Holdings, Inc. and subsidiaries as of December 31, 2005 (Successor) and 2004 (Predecessor), and the related consolidated statements of operations, stockholders’ equity and cash flows for the periods August 11, 2005 through December 31, 2005 (Successor), and January 1, 2005 through August 10, 2005 and each of the years in the two-year period ended December 31, 2004 (Predecessor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LifeCare Holdings, Inc. and subsidiaries as of December 31, 2005 (Successor) and 2004 (Predecessor), and the results of their operations and their cash flows for the periods August 11, 2005 through December 31, 2005 (Successor) and January 1, 2005 through August 10, 2005 and each of the years in the two-year period ended December 31, 2004 (Predecessor), in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

April 12, 2006

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	Successor 2005	Predecessor 2004
Assets
Current assets:
Cash and cash equivalents	$19,843	$6,678
Accounts receivable, net of allowance for doubtful accounts of $14,372 and $6,661, respectively	63,283	52,462
Estimated third-party payor settlements	8,267	12,900
Income taxes	17,380	1,582
Insurance proceeds receivable	7,000	—
Deferred income taxes	8,020	6,597
Other current assets	6,034	4,784

Total current assets	129,827	85,003
Property and equipment, net	61,100	32,112
Deferred income taxes	—	1,081
Other assets	14,637	1,982
Other identifiable intangibles, net	20,932	129
Goodwill	317,618	11,370

	$544,114	$131,677

Liabilities and Stockholders’ Equity
Current liabilities:
Current installments of long-term debt	$2,550	$9,607
Current installments of obligations under capital leases	5,364	3,896
Accounts payable	18,464	15,992
Accrued payroll	5,709	4,595
Accrued vacation	3,286	3,324
Accrued insurance	2,119	3,118
Accrued interest	6,594	—
Accrued other	3,212	4,554

Total current liabilities	47,298	45,086
Class B redeemable preferred stock subject to mandatory redemption	—	15,495
Obligations under capital leases, excluding current installments	4,767	5,016
Long-term debt, excluding current installments	401,813	2,167
Accrued insurance	7,194	6,254
Deferred income taxes	14,539	—
Other noncurrent liabilities	2,411	3,544

Total liabilities	478,022	77,562

Commitments and contingencies

Redeemable preferred stock-Class A convertible preferred stock, $0.01 par value. 11,500 shares authorized, issued and outstanding (liquidation value of $11,500 plus $9,068 and $7,477 of cumulative dividends (Predecessor); no shares authorized, issued or outstanding (Successor)).	—	20,568
Stockholders’ equity:
Common stock, $0.10 par value. Authorized 10,000,000 shares, issued 6,537,528 shares; outstanding 5,248,904 in 2004 (Predecessor), and $0.01 par value, 100 shares authorized, issued and outstanding in 2005 (Successor)	—	634
Additional paid-in capital	135,928	—
Retained earnings	(69,836)	39,254
Treasury stock, 1,288,624 common shares, at cost	—	(6,238)
Receivables from common stockholders	—	(103)

Total stockholders’ equity	66,092	33,547

	$544,114	$131,677

See Accompanying Notes to Consolidated Financial Statements

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands)

	Successor	Predecessor
	Period from August 11, through December 31, 2005	Period from January 1, through August 10, 2005	2004	2003
Net patient service revenue	$124,468	$221,802	$324,102	$283,178

Salaries, wages and benefits	56,471	93,853	134,049	131,059
Stock compensation associated with merger	—	54,530	—	—
Supplies	12,390	20,020	29,001	25,510
Rent	6,594	11,192	17,330	18,946
Other operating expenses	27,624	51,756	73,745	72,870
Provisions for doubtful accounts	5,590	3,644	4,582	2,748
Depreciation and amortization	5,938	3,533	5,741	5,936
Goodwill impairment charge	68,000	—	—	—
Identifiable intangible and long-lived asset impairment charges	6,206	—	—	—
Business interruption insurance proceeds	(7,000)	—	—	—
Interest expense, net	13,799	1,601	3,463	4,185

Total expenses	195,612	240,129	267,911	261,254

Income (loss) before income taxes	(71,144)	(18,327)	56,191	21,924
Provision for income taxes	(1,308)	(5,462)	21,148	8,495

Net income (loss)	$(69,836)	$(12,865)	$35,043	$13,429

See Accompanying Notes to Consolidated Financial Statements

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(In thousands)

	Common Stock	Additional Paid-In Capital	Retained earnings	Treasury Stock	Receivables from Common Stockholders	Total Stockholders’ Equity
Predecessor:
Balance, December 31, 2002	$634	$—	$(5,484)	$(4,824)	$(103)	$(9,777)
Reacquisition of common shares from NextCare	—	—	—	(1,414)	—	(1,414)
Net income	—	—	13,429	—	—	13,429
Preferred stock dividend accrual	—	—	(2,143)	—	—	(2,143)

Balance, December 31, 2003	634	—	5,802	(6,238)	(103)	95
Net income	—	—	35,043	—	—	35,043
Preferred stock dividend accrual	—	—	(1,591)	—	—	(1,591)

Balance, December 31, 2004	634	—	39,254	(6,238)	(103)	33,547
Net loss	—	—	(12,865)	—	—	(12,865)
Preferred stock dividend accrued	—	—	(973)	—	—	(973)

Balance, August 10, 2005	$634	$—	$25,416	$(6,238)	$(103)	$19,709

	Common Stock	Additional Paid-In Capital	Accumulated deficit	Treasury Stock	Receivables from Common Stockholders	Total Stockholders’ Equity
Successor:
Capitalization of Successor company at August 11, 2005	$—	$130,900	$—	$—	$—	$130,900
Restricted stock awards granted	—	28	—	—	—	28
Settlement of purchase escrow	—	5,000	—	—	—	5,000
Net loss	—	—	(69,836)	—	—	(69,836)

Balance, December 31, 2005	$—	$135,928	$(69,836)	$—	$—	$66,092

See Accompanying Notes to Consolidated Financial Statements

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flow

(In thousands)

	Successor	Predecessor
	Period from August 11, through December 31, 2005	Period from January 1, through August 10, 2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$(69,836)	$(12,865)	$35,043	$13,429
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,601	3,785	6,423	6,708
Provision for doubtful accounts	5,590	3,644	4,582	2,748
Impairment charges	74,206	—	—	—
Accrued interest on shares subject to redemption	—	733	1,200	605
Deferred income tax expense (benefit)	16,969	(23,149)	(1,338)	(4,131)
Changes in operating assets and liabilities:
Patient accounts receivable	(4,022)	(16,033)	(8,474)	(7,915)
Other current assets	(23,818)	(134)	(1,259)	(3,299)
Other assets	(72)	(775)	1,661	(2,549)
Estimated third-party payor settlements	6,152	(596)	(22,867)	16,596
Accounts payable and accrued expenses	6,376	63,739	1,006	(7,275)
Other noncurrent liabilities	(933)	2,038	1,317	(78)

Net cash provided by operating activities	17,213	20,387	17,294	14,839

Cash used in investing activities:
Merger transaction, net of cash acquired	(518,642)	—	—	—
Purchases of property and equipment	(940)	(2,915)	(11,367)	(688)

Net cash used in investing activities	(519,582)	(2,915)	(11,367)	(688)

Cash flows from financing activities:
Equity investments by Holdco	132,698	—	—	—
Restricted stock awards granted	28	—	—	—
Proceeds from credit facility	255,000	—	—	—
Proceeds from senior subordinated notes	150,000	—	—	—
Deferred financing costs	(12,613)	—	(21)	(109)
Net change in borrowings under line of credit	—	—	(3,413)	(14,530)
Proceeds from notes payable and long-term debt	—	—	4,000	—
Payments of notes payable and long-term debt	(638)	(11,773)	(5,671)	(1,491)
Proceeds from capital lease financing	—	—	710	1,547
Payments on obligations under capital leases	(2,263)	(2,587)	(2,858)	(1,538)

Net cash provide by (used in) financing activities	522,212	(14,360)	(7,253)	(16,121)

Net increase (decrease) in cash and cash equivalents	19,843	3,112	(1,326)	(1,970)
Cash and cash equivalents, beginning of period	—	6,678	8,004	9,974

Cash and cash equivalents, end of period	$19,843	$9,790	$6,678	$8,004

Supplemental disclosure of cash flow information:
Cash:
Interest paid	$6,733	$941	$1,971	$2,784
Income taxes paid, net of refunds	1,434	13,458	23,228	13,564
Noncash:
Treasury stock acquired through purchase acquisition adjustment	—	—	—	1,414
Equipment purchased through capital lease financing	543	5,526	3,445	3,162
Settlement of Merger related working capital escrow	3,202	—	—	—

See Accompanying Notes to Consolidated Financial Statements.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands)

(1) Basis of Presentation

On July 19, 2005, LifeCare Holdings, Inc. (the “Company”) entered into a merger agreement with Rainier Acquisition Corporation and LCI Holdco, LLC (“Holdco”), as discussed in Note 2, resulting in the Company becoming a wholly owned subsidiary of Holdco. Holdco is a wholly owned subsidiary of LCI Holding Company, Inc., (“Holdings”) which is owned by an investor group that includes affiliates of The Carlyle Group and members of the Company’s senior management and board of directors. Generally accepted accounting principles require that any amounts recorded or incurred (such as goodwill and compensation expense) by the parent as a result of the Merger be “pushed down” and recorded in the Company’s consolidated financial statements.

The Company’s financial position and results of operations prior to the Merger are presented separately in the consolidated financial statements as “Predecessor” financial statements, while the Company’s financial position and results of operations following the Merger are presented as “Successor” financial statements. Due to the revaluation of assets as a result of purchase accounting associated with the Merger, the pre-merger financial statements are not comparable with those after the Merger in certain respects. The Merger and related transactions are referred to as the “Merger.”

(2) Merger and Related Transactions

On August 11, 2005, the Merger transaction was consummated and the Company became a wholly owned subsidiary of Holdco. In the transaction, all of the former stockholders of LifeCare Holdings, Inc. received $55.31 per share in cash for common stock of the Company which included common stock resulting from the conversion of Series A Preferred Stock into 2,548,476 shares of common stock at the transaction date. Holders of stock options issued by the Company received cash equal to $55.31 per option minus the exercise price of the option multiplied by the number of shares subject to the options.

The funds necessary to consummate the Transactions were approximately $552.0 million, including approximately $512.2 million to pay the then current stockholders and option holders, approximately $10.7 million to repay existing indebtedness and approximately $29.1 million to pay related fees and expenses, of which $5.4 million was paid by Predecessor on behalf of Holdco.

The Merger transactions were financed by:

•	a cash investment in shares of common stock of the Company by The Carlyle Group and other equity investors of $130.9 million (net of $40.5 million held in escrow);

•	borrowings by the Company of $255.0 million in term loans under its senior secured credit facility;

•	the issuance by the Company of $150.0 million in aggregate principal amount of 9 1/4% senior subordinated notes; and

•	$16.1 million of cash on hand at the closing date.

The Merger agreement provides for additional purchase price consideration of $40.5 million that is contingent upon the resolution of certain specific issues regarding general indemnification matters, post-closing working capital adjustments and the regulatory matters discussed in note 16. The $40.5 million was deposited into separate escrow accounts. On December 27, 2005, Holdco and the previous stockholders reached agreement on the post-closing working capital adjustment. Of the $5,000 placed into escrow on August 11, 2005, related to the post-closing working capital adjustment, $3,246 was released to the prior shareholders of the Company and $1,798 was distributed to Holdco. The amount released to the prior shareholders of the Company included $44 of

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

interest income that was earned on the $5,000 deposited into the escrow account on August 11, 2005. The working capital escrow settlement resulted in an increase in the purchase price to be allocated of $3,202 with a corresponding increase in goodwill. The $3,202 represented the $3,246 released to the prior stockholders of the Company less the $44 of interest income included in the amount released. It is anticipated that the remaining contingent issues will be resolved through June 2007.

The Merger transactions were accounted for under the purchase method of accounting prescribed in FASB Statement No. 141, Business Combinations, and in accordance with Emerging Issues Task Force Issue No. 88-16, Basis in Leveraged Buyout Transactions.

The purchase price, including transaction-related fees, was allocated to the Company’s tangible and identifiable intangible assets and liabilities based upon estimates of fair value, with the remainder allocated to goodwill. In accordance with the provisions of FASB Statement No. 142, no amortization of indefinite-lived intangible assets or goodwill has been recorded. The consideration allocated to identifiable intangibles with a finite life is being amortized over the respective useful lives.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the Merger. These initial allocations of purchase cost are recorded at fair value based upon the best information available to management and are finalized when identified pre-acquisition contingencies have been resolved. The fair values of property and equipment and intangible assets were valued by an independent third party. Specific assets and liabilities, including certain identified intangibles, certain properties and leasehold improvements, as well as unresolved contingencies remain outstanding that require the Company to obtain additional information in order to properly assess and finalize the potential impact, if any, to the consolidated financial statements. The Company does not expect the impact of such additional adjustments to be material. Any additional valuation adjustments that would need to be recorded will be offset with a corresponding adjustment to goodwill.

Equity contribution from Holdco, Inc.	$130,900
Proceeds from borrowings	405,000

Purchase price allocated	$535,900

Fair value of net tangible assets acquired:
Current assets	$124,547
Property and equipment	65,825
Other assets	2,631
Current liabilities	(39,419)
Capital leases	(11,852)
Non-current deferred tax liability	(18,503)
Other non-current liabilities	(10,538)

Net tangible assets acquired	112,691
Capitalized debt issuance costs	12,613
Intangible assets acquired	26,617
Goodwill	383,979

$535,900

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

Unaudited pro forma statements of operations for the years ended December 31, 2005 and 2004, as if the Merger had occurred as of January 1, 2004, are as follows:

	For the Year Ended December 31,
	2005	2004
Net revenue	$346,270	$324,102
Income (loss) before income taxes	(49,076)	25,710
Net income (loss)	(58,047)	16,145

In connection with the Merger, the Predecessor Company incurred merger—related stock compensation charges of approximately $54,530 related to the purchase of all vested and unvested outstanding stock options and approximately $4,300 related to other compensation expenses associated with the merger, which are reported as a component of salaries, wages and benefits in the Consolidated Statements of Operations for the period ended August 10, 2005. In addition, approximately $2,300 of other merger related charges were incurred. These items are reported in Other Operating Expenses in the Consolidated Statement of Operations for the period ended August 10, 2005. These charges consisted of legal and accounting fees, costs associated with the Hart-Scott-Rodino filing and costs associated with purchasing a six year extended reporting period under the Company’s directors and officers’ liability insurance policy.

In connection with the Merger, the Company entered into an agreement with The Carlyle Group to pay a $500 annual advisory fee. During the period from August 11, 2005 through December 31, 2005, the Company recorded expense of $193 related to this agreement.

(3) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of LifeCare Holdings, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Nature of Business

The Company and its subsidiaries develop and operate hospitals specializing in the treatment of critically ill or injured patients whose average length of stay exceeds 25 days. The Company operates these hospitals as freestanding facilities or as hospitals within hospitals (HIH), whereby space is leased from existing unrelated acute-care hospitals and separately licensed as one of the Company’s hospitals.

(c) Use of Estimates

The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

(e) Accounts Receivable

Accounts receivable consist primarily of amount due from the Medicare program, other government programs, managed care health plans, commercial insurance companies and individual patients. Estimated provisions for doubtful accounts are recorded to the extent it is probable that a portion or all of a particular account will not be collectible.

In evaluating the collectibility of accounts receivable, the Company considers a number of factors, including the age of the accounts, changes in collection patterns, the composition of patient accounts by payor type, the status of ongoing disputes with third party payors and general industry conditions.

(f) Inventories

Inventories, which consist principally of medical and pharmaceutical supplies, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

(g) Estimated Third-Party Payer Settlements

Estimated third-party payor settlements represents the difference between amounts received under interim payment plans from governmental payors, primarily Medicare, for services rendered and the estimated amounts to be reimbursed by those payors upon settlement of cost reports.

(h) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment under capital leases is stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease. Equipment under capital leases is amortized using the straight-line method over the lease term or the estimated useful life of the equipment, as appropriate depending on the nature of the lease. All maintenance and repair costs are charged to expense as incurred.

(i) Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. The annual evaluation was performed for the years ending December 31, 2005, 2004, and 2003. For the years ended December 31, 2004 and 2003 the fair value of each reporting unit exceeded its carrying value and as a result, the Company was not required to recognize an impairment loss in either of these years. For the period August 11, 2005 through December 31, 2005 the Company did recognize an impairment loss as more fully described in Note 4.

Intangible assets of the Company that have a finite useful life, consisting primarily of non-compete agreements, are amortized over their respective estimated useful lives to their estimated residual values on a straight-line basis over 2-5 years and are reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(j) Other assets

Other assets are comprised primarily of deferred financing cost incurred in connection with the Merger. The Company accounts for deferred financing costs utilizing the effective interest method.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

(k) Impairment of Long-Lived Assets

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated.

(l) Insurance Risks

The Company is liable for a portion of its losses under a number of the Company’s insurance programs, which primarily include general and professional liability risk and the Company’s employee health insurance programs. Provisions for loss for these programs are substantially based upon independent actuarially determined estimates. To the extent that subsequent expected ultimate claims costs vary from historical provisions for loss, future earnings will be charged or credited.

(m) Revenue Recognition

Net patient service revenue is recognized as services are rendered. Patient service revenue is reported net of provisions for contractual allowances from third-party payers and patients. The Company has agreements with third-party payers that provide for payments to the Company at amounts different from its established rates. The differences between the estimated program reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenues to arrive at net operating revenues. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges, and per diem payments. Accounts receivable resulting from such payment arrangements are recorded net of contractual allowances.

Laws and regulations governing provider reimbursement pursuant to the Medicare program are complex and subject to interpretation. Since 2003, the Company has been, in general, reimbursed by the Medicare program pursuant to a prospective payment system (“PPS”) methodology. Payments received by the Company under PPS are subject to review by the regulatory authorities. These reviews primarily focus on the accuracy of the DRG assigned to each discharged patient and normally occur after the completion of the billing process.

Prior to 2003, the reimbursements received by the Company pursuant the Medicare program were primarily based on a cost-based reimbursement methodology. The Company submitted annual cost reports to the Medicare program that were the bases for determining the reimbursements received and reported by the Company in its financial statements for services provided to program beneficiaries. These annual cost reports are subject to review and adjustment by CMS through its fiscal intermediaries. These reviews may not occur until several years after a provider files its cost reports, and often result in adjustments to amounts reported by providers in their cost reports as a result of the complexity of the regulations and the inherent judgment that is required in the application of certain provisions of provider reimbursement regulations. Since these reviews of filed cost reports occur periodically, there is at least a reasonable possibility that recorded estimated Medicare reimbursement reflected in the Company’s consolidated financial statements and previously filed cost reports may change by a material amount in future periods. The Company recognizes in its consolidated financial statements the impact of

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

adjustments, if any, to estimated Medicare reimbursement when the amounts can be reasonably determined. Net revenues in the period August 11, 2005 through December 31, 2005, and January 1, 2005 through August 10, 2005 and the years ended December 31 2004 and 2003 included (decreases)/increases of ($21), $3,243, $159, and $288, respectively, related to changes in estimates and settlements on cost reports filed with the Medicare program.

(n) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. For federal income tax purposes, the Company files a consolidated income tax return.

(o) Stock Compensation

All stock options related to the Predecessor stock incentive plans were redeemed and canceled in connection with the Merger. Stock option holders received as consideration a cash payment equal to $55.31 per option minus the exercise price of the option multiplied by the number of unexercised shares subject to the option (whether vested or not). See note 13 related to the adoption of a new stock option plan by Successor.

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (and as allowed by FASB Statement No. 123), in accounting for its equity compensation. As such, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. For fixed awards with pro rata vesting, the Company recognized the related expense on the straight-line basis.

FASB Statement No. 123, Accounting for Stock-Based Compensation and FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, An Amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Predecessor Company elected to continue to apply the intrinsic-value-based method of accounting described above and adopted only the disclosure requirements of FASB Statement No. 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Successor	Predecessor
	Period from August 11 through December 31, 2005	Period from January 1, through August 10 2005	2004	2003
Net income (loss) as reported	$(69,836)	$(12,865)	$35,043	$13,429
Add stock-based employee compensation expense included in reported net income, net of tax	18	35,164	239	207
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(113)	(34,901)	(442)	(267)

Pro forma net income	$(69,931)	$(12,602)	$34,840	$13,369

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

The per share weighted average fair value of stock options granted during the period January 1, 2005 through August 10, 2005 and during the years ended December 31, 2004 and 2003 was $18.37, $3.15 and $3.88, respectively. The values were based on the Black-Sholes option pricing model with the following assumptions: expected dividend yield of 0%, risk-free interest rates ranging from 3.3% to 4.2%, volatility of 0%, and expected lives of four to six years.

The options granted during 2003 were issued at an exercise price less than the value of the underlying shares. As a result, compensation expense of $158, $367 and $314 was recorded in the period January 1, 2005 through August 10, 2005 and the years ended December 31, 2004 and 2003, respectively related to these options. The options granted in 2004 were issued at an exercise price that equaled the value of the underlying shares as of the grant date; therefore, no compensation expense was recorded pursuant to these options.

The options granted during the period January 1, 2005 through August 10, 2005 were issued at an exercise price less than the value of the underlying shares resulting in compensation expense of $213. In addition, compensation expense of $54,530 was recorded by Predecessor on August 10, 2005 as a result of all outstanding options being redeemed for cash in connection with the Merger.

The per share weighted average fair value of stock options granted during the period from August 11, 2005 through December 31, 2005 was $2.23 on the date of grant using the Black-Sholes option pricing model with the following weighted average assumptions: expected dividend yield 0%, risk-free interest rates of 4.24%, volatility of 0%, and an expected life of 6 years. On November 4, 2005, 160,000 shares of restricted stock awards were granted. The grant-date per share fair value of these awards was $2.97.

(p) Financial Instruments and Hedging

The Company entered into an interest rate swap agreement to manage interest rate risk on a portion of its long-term borrowings on November 9, 2005. Prior to this date, the Company did not have any interest rate swap arrangements. The Company accounts for its interest rate swap arrangement at fair value pursuant to SFAS No. 133. Changes in the fair value of the swap arrangement are reported as a component of interest expense.

(q) Recent Accounting Pronouncements

In March 2005, the FASB issued interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations,” which requires conditional asset retirement obligations to be recognized if a legal obligation exist to perform asset retirement activities and a reasonable estimate of the fair value of the obligations can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate fair value of an asset retirement obligation. The Company adopted the provisions of FIN 47 on December 31, 2005. The adoption of FIN 47 had no material effect on the Company’s financial statements.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which addresses the accounting for transactions in which an entity exchanged its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The cost would be recognized over the period that an employee is required to provide services in exchange for the award. The amount of impact will vary depending on many factors, including the number of

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

options granted and the fair value of the awards at the date of grant. The amounts presented in the table to Note 3(o) that represent the fair-value of awards granted historically by the Company are not indicative of the expense expected to be reported by the Company in future periods upon the adoption of this Statement. Historically, the Company computed the fair-value of options granted using a volatility factor of 0%. Pursuant to this Statement, a volatility estimate is required to be used in the computation of fair-value. Additionally, the amounts presented in the table for the period January 1, 2005 through August 10, 2005 were significantly impacted by the Merger. This Statement was effective for the Company as of January 1, 2006.

In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements,” which requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-06 is effective for periods beginning after June 29, 2005. The provisions of this consensus did not have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2003, FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. This Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective July 1, 2003. As a result, the Company reclassified $13,690, the carrying value of its Class B redeemable preferred stock, as a liability and began effective July 1, 2003 recording the related dividends as interest expense.

(r) Reclassifications

Certain reclassifications have been made to the consolidated financial statements for years prior to 2005 to conform to the presentation of the 2005 consolidated financial statements.

(4) Impairment Charges and Business Interruption Insurance

Due to the impact of Hurricane Katrina on the Company’s New Orleans operations, the Company recorded impairment charges of $68.0 million related to goodwill, $5.0 million related to identifiable intangible assets, which includes $3.1 million for non-compete agreements, $1.7 million for tradenames and $0.2 million for accreditations, and $2.1 million, less $0.9 million of insurance proceeds, for the write-down of long-lived assets, including leasehold improvements and furniture and equipment. The present value of future cash flows was the method used to determine fair value for purposes of these impairment charges. The Company will be unable to continue operations in the New Orleans facilities previously operated and can not predict when, if ever, it will be able to restart operations in alternate locations.

The Company had business interruption insurance coverage in place at the time of Hurricane Katrina which provided coverage for certain financial losses of the Company. During 2005, the Company recognized in its financial statements $7.0 million in recoveries under this policy. This amount was received by the Company in January 2006. The Company is not currently able to determine the amount of additional recoveries to be received, if any, under this policy related to the loss of the New Orleans operations.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

(5) Redeemable Preferred Stock

The Predecessor had Class A convertible redeemable preferred stock (“Class A shares”) and Class B redeemable preferred stock (“Class B shares”), both with a par value of $0.10 per share.

All shares of preferred stock carried a 9% annual cumulative dividend. Such dividend accrued annually, but payment of the dividend was at the discretion of the board of directors. There was no declaration or payment of dividends related to these preferred stock shares prior to the Merger transaction. The Company was required to redeem all outstanding preferred shares no later than March 12, 2006. The stated redemption value of the preferred shares was $1,000 per share, plus all cumulative dividends thereon. Upon the effective date of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which for the Company was July 1, 2003, the redeemable preferred stock was accounted for as a liability with accrued dividends reflected as interest expense.

The Class A shares were convertible into common stock of LifeCare Holdings Inc., at the investors’ option at any time prior to redemption.

The Class B shares were redeemable after March 12, 2005 at the request of the holders, and as a result these shares were reflected as a liability in the consolidated balance sheet. Of the 10,500 authorized shares, 10,080 were issued and outstanding with a liquidation value of $10,080 plus $6,147 of cumulative dividends at August 10, 2005. Interest expense associated with the Class B shares totaled $733 for the period from January 1, 2005 through August 10, 2005, and $1,200 and $605 the years ended December 31, 2004 and 2003, respectively.

Through June 30, 2003 for the Class B shares and for all periods for the Class A shares, the Company recorded the cumulative dividends as they accrued as additional carrying value in the redeemable preferred stock with a corresponding reduction in retained earnings. The aggregate amount of arrearages in cumulative preferred dividends at August 10, 2005 was $16,189.

In connection with the Merger, the holders of the Class A shares exercised the conversion feature and converted their preferred shares into 2,548,476 shares of common stock. In addition, the holders of the Class A shares received $10,042 in accumulated dividends. The Class B shares were redeemed at their redemption value of $10,080 plus accumulated dividends of $6,147.

(6) Property and Equipment

Property and equipment at December 31, 2005 and 2004 is as follows:

	Useful Life	Successor 2005	Predecessor 2004
Buildings and land	20-35 years	$31,161	$17,019
Leasehold improvements	5-10 years	9,827	10,551
Furniture and equipment	3-20 years	25,347	32,365

		66,335	59,935

Accumulated depreciation and amortization		(5,235)	(27,823)

Property and equipment, net		$61,100	$32,112

Property and equipment cost were adjusted to fair market value on August 11, 2005 as a result of the Merger and the accumulated depreciation and amortization balances were eliminated.

Depreciation expense for property and equipment for the periods August 11, 2005 through December 31, 2005 and January 1, 2005 through August 10, 2005, was $5,235 and $3,503, respectively. For the years ended December 31, 2004 and 2003, depreciation expense was $5,687 and $5,850, respectively.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

(7) Goodwill and Other Intangible Assets

	Successor As of December 31, 2005
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Non-compete agreements	$6,176	$(685)

Indefinite-lived intangible assets:
Goodwill	$317,618
Trademarks	14,490
Certificates of need	40
Accreditations	910

Total	$333,058

	Predecessor As of December 31, 2004
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Non-compete agreements	$412	$(283)

Indefinite-lived intangible assets:
Goodwill	$11,370

See note 4 for a discussion of the impairment charges recorded in 2005 during the Successor period related to goodwill and other identifiable intangibles.

The fair values of the identifiable intangibles acquired and the amount of goodwill recorded as a result of the Merger were determined based primarily on an independent third-party valuation. Amortization of intangible assets for the periods August 11, 2005 through December 31, 2005 and January 1, 2005 through August 10, 2005 was $685 and $29 respectively. Amortization of intangible assets for the years ended December 31, 2004 and 2003 was $54 and $86, respectively.

Estimated amortization expense for the next five years is as follows: $1,350 for 2006, $1,150 annually for the years 2007 through 2009, and $700 for 2010. This amortization primarily relates to the value associated with the non-compete agreements entered into in connection with Merger. The useful lives of the non-compete agreements are approximately 5 years.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

Goodwill of the Predecessor was written-off at the transaction date. The changes in the carrying amount of goodwill for the Successor Company follows:

Total
Successor:
August 11, 2005, beginning balance resulting from Merger	$383,979
Settlement of working capital escrow	3,202
Impairment charge	(68,000)
Merger bridge loan commitment fee	(1,125)
Other	(438)

$317,618

(8) Debt

Long-term debt at December 31, 2005 and 2004 consists of the following:

	Successor 2005	Predecessor 2004
Senior secured credit facility-term loan	$254,363	$—
9 1/4 senior subordinated notes	150,000	—
Note payable to a bank at LIBOR plus 1.50%, interest and principal payable monthly through December 2005.	—	8,606
Note payable to a bank at LIBOR plus 2.50%, interest and principal payable monthly through February 2008.	—	3,168

Total long-term debt	404,363	11,774
Current installments of long-term debt	(2,550)	(9,607)

Long-term debt, excluding current installments	$401,813	$2,167

Senior Secured Credit Facility and Revolving Credit Facility

The Company’s senior secured credit facility provides for senior secured financing of up to $340.0 million consisting of:

•	A $75.0 million revolving credit facility that will terminate on August 11, 2011, with an additional $10.0 million swing line loan sub facility available and;

•	A $255.0 million term loan facility with a maturity date of August 11, 2012, that was drawn at the closing of the Merger.

At December 31, 2005 the Company had not drawn under the revolving credit facility.

The interest rates per annum applicable to the loans, other than swingline loans, under the Company’s senior secured credit facility is, at the Company’s option, equal to either an alternate base rate or an adjusted LIBOR rate for a one, two, three or six month interest period, or a nine or twelve month period if available, in each case, plus an applicable margin percentage. The alternate base rate is the greater of (1) JPMorgan Chase Bank, N.A.’s prime rate and (2) one half of 1% over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBOR rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

Reserve to which the Company’s lenders are subject. The applicable margin percentage is initially (1) 1.25% for alternate base rate revolving and term loans and (2) 2.25% for adjusted LIBOR rate revolving and term loans, subject to reduction beginning approximately seven months after the closing based upon the ratio of the Company’s total indebtedness to its consolidated EBITDA (as defined in the related credit agreement). The average interest rate for the period from August 11, 2005 to December 31, 2005 was 6.22% and the rate at December 31, 2005 was 6.59%.

On the last business day of each calendar quarter the Company is required to pay a commitment fee in respect of any unused commitment under the revolving credit facility. The commitment fee is currently 0.50% and is subject to adjustment based upon the ratio of the Company’s total indebtedness to the Company’s consolidated EBITDA (as defined in the credit agreement).

Beginning December 31, 2005, the senior secured credit facility requires scheduled quarterly payments on the term loans each equal to $638 per quarter with the balance of the term loans paid in full at maturity.

The senior secured credit facility is secured by substantially all of the Company’s tangible and intangible assets. This credit facility also requires the Company to comply on a quarterly basis with certain financial covenants, including an interest coverage ratio test and a maximum leverage ratio test, which financial covenants will become more restrictive over time. In addition, the senior secured credit facility includes various negative covenants, including limitations on indebtedness, liens, investments, permitted businesses and transactions and other matters, as well as certain customary representations and warranties, affirmative covenants and events of default including payment defaults, breach of representations and warranties, covenant defaults, cross defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the senior secured credit facility to be in full force and effect and change of control. If such an event of default occurs, the lenders under the senior secured credit facility are entitled to take various actions, including the acceleration of amounts due under the senior secured credit facility and all actions permitted to be taken by a secured creditor. As of December 31, 2005, the Company believes it is in compliance with all debt covenants of the senior secured facility.

Senior Subordinated Notes

On August 11, 2005, the Company sold $150.0 million of its 9 1/4% Senior Subordinated Notes (the “Notes”) due 2013. The Notes are unconditionally guaranteed on a senior subordinated basis by all of the Company’s wholly owned subsidiaries (the “Subsidiary Guarantors”) on a joint and several basis. The Company does not have any assets or liabilities independent of the Subsidiary Guarantors’ operations. There are no restrictions on the ability of the Company to obtain funds from Subsidiary Guarantors. The guarantees of the Notes are subordinated in right of payment to all existing and future senior indebtedness of the Subsidiary Guarantors, including any borrowings or guarantees by those subsidiaries under the senior credit facility. The Notes rank equally in right of payment with all of the Company’s existing and future senior subordinated indebtedness and senior to all of the Company’s existing and future subordinated indebtedness.

On and after August 15, 2009, the Company will be entitled at its option to redeem all or a portion of the Notes at the following redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date, if redeemed during the 12-month period commencing on February 1st of the years set forth below:

Year	Redemption Price
2009	104.625%
2010	102.313%
2011 and thereafter	100.000%

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

Prior to August 15, 2008, the Company may at its option on one or more occasions, with the net cash proceeds from certain equity offerings, redeem the Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount originally issued at a redemption price (expressed as a percentage of principal amount on the redemption date) of 109.25% plus accrued and unpaid interest to the redemption date.

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, upon the occurrence of any change of control of the Company, each holder of the Notes shall have the right to require the Company to repurchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase.

The indenture governing the Notes contains customary events of default and affirmative and negative covenants that, among other things, limit the Company’s ability and the ability of it restricted subsidiaries to incur or guarantee additional indebtedness, pay dividends or make other equity distributions, purchase or redeem capital stock, make certain investments, enter into arrangements that restrict dividends from subsidiaries, transfer and sell assets, engage in certain transactions with affiliates and effect a consolidation or merger.

Registration Rights Agreement

In connection with the offering of the Notes, the Company entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement, the Company agreed to:

•	File by April 15, 2006 a registration statement with respect to an offer to exchange the Notes for new registered notes of the Company having substantially identical terms, other than with respect to transfer restriction and registration rights, referred to as subordinated exchange notes.

•	Use commercially reasonable efforts to cause such registration statement to be declared effective prior to 120 days after the day it is filed with the Commission; and

•	Consummate such exchange offer within 30 business days after the day the registration statement is declared effective.

If the Company fails to meet any these requirements, it will constitute a default under the registration rights agreement and the Company would be required to pay additional interest on the Notes of up to 0.25% per annum for the first 90-day period after any such default. This default interest rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all defaults have been cured, up to a maximum additional interest rate of 1.0% per annum.

Other

As required by the senior credit facility, the Company entered into a three-year interest rate swap transaction covering $12.0 million (notional amount) of the floating rate senior indebtedness on November 9, 2005. The interest rate swap provides the Company with a cap rate protection of 6.0% (based on three-month LIBOR) on the notional amount during the life of the contract.

Capitalized costs incurred in obtaining financing under the credit facility including the revolving line of credit and the Notes of $12,613 as of December 31, 2005 is being amortized over the terms of the related debt using the interest method. Amortization expense for capitalized financing costs for the periods from August 11, 2005 through December 31, 2005 and January 1, 2005 through August 10, 2005 and for the years ended December 31, 2004 and 2003, was $663, $271, $682 and $772, respectively.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

Maturities of long-term debt as of December 31, 2005 are as follows:

2006	$2,550
2007	2,550
2008	2,550
2009	2,550
2010	2,550
2011 and thereafter	391,613

(9) Leases

The Company leases healthcare facilities, corporate office space, and certain equipment under cancelable and noncancelable operating lease agreements with initial terms of one to ten years with varying renewal terms. ..

Total future minimum lease payments under all noncancelable operating leases are as follows:

2006	$15,112
2007	11,142
2008	8,147
2009	7,163
2010	5,388
Thereafter	15,588

The Company is obligated under capital equipment leases that expire at various dates. At December 31, 2005 and 2004, equipment under capital lease included in property and equipment totaled $15,460 and $15,304, less accumulated amortization of $1,763 and $5,234, respectively. Future minimum lease payment obligations at December 31, 2005 under these leases are as follows:

2006	$5,898
2007	3,898
2008	1,086

10,882
Amount representing interest	(751)

Total obligations under capital leases	10,131
Current installments of obligations under capital leases	(5,364)

Obligations under capital leases, excluding current installments	$4,767

For the periods August 11, 2005 through December 31, 2005 and January 1, 2005 through August 10, 2005, and the years ended December 31, 2004 and 2003, amortization of approximately $1,763, $1,788, $2,001 and $1,505, respectively, of equipment under capital leases was included in the Company’s depreciation and amortization expense.

The Company, as lessor, also subleases medical office space at its North Texas facility. The Company has operating leases with tenants with initial terms of one to three years with varying renewal terms. Annual rents collected from these tenants approximate $587.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

(10) Income Taxes

Income tax expense (benefit) attributable to income before income taxes consists of the following:

	Successor	Predecessor
	Period from August 11 through December 31, 2005	Period from January 1 through August 10, 2005	2004	2003
Current:
Federal	$(18,266)	$16,118	$20,436	$11,336
State	(11)	1,569	2,050	1,290

Total current	(18,277)	17,687	22,486	12,626
Deferred	16,969	(23,149)	(1,338)	(4,131)

Total income tax provision	$(1,308)	$(5,462)	$21,148	$8,495

A reconciliation of the expected federal income tax expense attributable to income from continuing operations (computed by applying the federal corporate income tax rate of 35% to income from continuing operations before income taxes) to actual income tax expense attributable to income from continuing operations follows:

	Successor	Predecessor
	Period from August 11 through December 31, 2005	Period from January 1 through August 10, 2005	2004	2003
Expected federal income tax expense (benefit)	$(24,901)	$(6,414)	$19,667	$7,673
State income taxes, net of federal benefit	(215)	(126)	1,332	833
Impairment charges not deductible	23,800	—	—	—
Other nondeductible expenses	64	1,024	575	318
Other, net	(56)	54	(426)	(329)

Actual income tax expense (benefit)	$(1,308)	$(5,462)	$21,148	$8,495

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004, are as follows:

	Successor 2005	Predecessor 2004
Deferred tax assets:
Accrued vacation expense	$1,215	$1,218
Accrued healthcare claims	487	464
Accrued compensation expense	487	1,661
Allowance for doubtful accounts	5,434	2,483
Accrued insurance	3,003	2,741
Other	36	36

Total deferred tax assets	$10,662	$8,603

Deferred tax liabilities:
Depreciation and amortization	(17,071)	$(756)
Other	(109)	(169)

Total deferred tax liabilities	(17,180)	(925)

Net deferred tax assets (liabilities)	$(6,518)	$7,678

Pursuant to federal income tax regulations, the Merger discussed in Note 2 was considered to be a non-taxable transaction. The Successor Company has approximately $7.7 million of tax deductible goodwill for federal income tax purposes.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections of future taxable income over the periods in which the deductible temporary differences giving rise to the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these deductible temporary differences.

(11) Insurance Arrangements

The Company’s professional and general liability insurance is provided through a combination of self-insurance, purchased insurance coverage from commercial carriers, and through participation in certain state-sponsored malpractice programs. Claims are covered under the policy limits in the year the claims are reported. The Company uses independent third party actuarial estimates prepared at least annually as the basis for its accrual of the ultimate liability related to these claims.

For the plan years beginning January 1, 2005 and 2004, self-insurance for professional and general liability claims was provided up to $1,000 per occurrence, along with excess liability coverage of $15,000 for the plan year beginning January 1, 2005 and $10,000 for the year beginning January 1, 2004. Estimated liabilities for general and professional liability risks were $8,424 at December 31, 2005 and $8,563 at December 31, 2004.

The Company’s workers’ compensation coverage is provided through a traditional fully insured plan. Under this plan, the regular premiums cover the full cost of any workers’ compensation claims with no deductibles.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

Approximately $243 of short-term investments at December 31, 2005 included in other assets is restricted to use, as the Company is required by its insurance company to maintain this balance as security related to the payment of workers’ compensation claims. Additionally, included in other current assets and other assets, are trust accounts in the amounts of $1,210 and $990, respectively, at December 31, 2005 and $1,406 and $1,236, respectively, at December 31, 2004 funded by the Company for use in the payment of claims and expenses related to the Company’s professional and general liability and workers’ compensation coverage for plan years prior to August 15, 2001.

The Company is self-insured for employee health and dental claims up to an annual individual stop-loss limitation of $150 with a $1,000 lifetime maximum benefit. Estimated liabilities for employee health and dental claims were $1,351 and $1,272 at December 31, 2005 and 2004, respectively.

(12) 401(k) Savings Plan

Substantially all employees are eligible to participate in a profit sharing plan (Plan) sponsored by the Company. The Plan, designed to qualify under Section 401(a) of the Internal Revenue Code, also provides for employee deferrals of compensation and discretionary Company matching. Employer contributions made to the Plan for the periods from August 11, 2005 through December 31, 2005 and January 1, 2005 through August 10, 2005 and the years ended December 31, 2004 and 2003, totaled $360, $562, $849 and $763, respectively.

(13) Stock Options

Predecessor Stock Option Plans

The Predecessor Company had two stock option plans that covered 1,436,313 shares of the Company’s common stock. Options under these plans had 10-year terms and would become fully vested two to four years after date of grant. No options were issued under these plans prior to February 2003. All of the options pursuant to these two plans were redeemed in connection with the Merger and the plans were terminated on August 10, 2005.

Predecessor stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price
Balance, January 1, 2003	—	$—
Granted	424,067	4.51
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance, December 31, 2003	424,067	4.51
Granted	453,338	18.65
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance, December 31, 2004	877,405	11.82
Granted	129,169	18.65
Exercised	(1,006,574)	12.69
Forfeited	—	—
Expired	—	—

Balance, August 10, 2005	—	$—

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

In February 1999, the Company issued options to acquire 233,920 shares of the Company’s common stock to an executive of the Company. Such options, which were not subject to the stock option plan described above, had an exercise price of $4.51 per share, vested after one year and would expire in February 2009 unless exercised prior to that date. All of these shares were exercised in connection with the Merger. The per share fair value of the options granted in February 1999 was $1.84 per share on the date of grant using the Black-Sholes option-pricing model (excluding a volatility assumption) with the following assumptions: expected dividend yield 0%, risk-free interest rate of 5.3%, and an expected life of 10 years.

Successor Stock Option Plan

On November 4, 2005, Holdings, ratified the 2005 Equity Incentive Plan (“Plan”). The Plan provides for grants of restricted stock awards and stock options of Holdings. The Plan approved by Holdings is for the benefit of the Company; therefore, any compensation expense related to the awards under the Plan are reflected in the Company’s financial statements, with a corresponding credit to additional paid-in-capital to reflect this contribution by Holdings.

The Plan covers 2,860,000 shares of Holdings common stock. Upon the adoption of the Plan, the Board approved the issuance of 160,000 restricted stock awards and 695,000 stock options. The restricted stock awards will become fully vested on August 12, 2008. The stock options were granted with an exercise price of $10 per share, have 10-year terms and become fully vested on August 12, 2009.

	Number of Shares	Weighted average exercise price
Sucessor:
Balance at August 11, 2005	—	$—
Granted	695,000	10.00
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2005	695,000	$10.00

At December 31, 2005, the weighted average remaining contractual life of outstanding options was 9.6 years.

(14) Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, third-party payer settlements, short-term receivables in self insurance trusts, and accounts payable and accrued expenses approximates fair value because of the short-term maturity of these instruments. Obligations under capital leases have fixed rates that reflect currently available terms and conditions for similar debt. The carrying amount of these obligations is a reasonable estimate of fair value.

The Senior Secured Credit Facility and the Senior Subordinated Notes are traded in private institutional markets. The carrying amount of the Senior Secured Credit Facility and the Senior Subordinated Notes was $254 million and $150 million, respectively, at December 31, 2005. Using available quoted market prices, the fair values of the Senior Secured Credit Facility and the Senior Subordinated Notes were approximately $240 million and $117 million, respectively, at December 31, 2005.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

On November 9, 2005 the Company entered into a three-year interest rate swap transaction covering $12.0 million (notional amount) of the floating rate senior indebtedness. The interest rate swap provides the Company with a cap rate protection of 6.0% (based on three-month LIBOR) on the notional amount during the life of the contract. The fair value of this swap as of December 31, 2005 was $21.

(15) Business and Credit Concentrations

The Company’s hospitals grant credit to patients under terms requiring timely payment. The hospitals generally do not require collateral or other security in extending credit to patients; however, it routinely obtains assignment of (or is otherwise entitled to receive) patients’ benefits payable under patients’ health insurance programs, plans, or policies (e.g., Medicare, Medicaid, Blue Cross, and commercial insurance policies). Because of the geographic diversity of the Company’s facilities and non-governmental third-party payors, Medicare represents the Company’s only concentration of credit risk. Net patient service revenue generated directly from the Medicare program represented approximately 75% for the period August 11, 2005 through December 31, 2005, 77% for the period January 1, 2005 through August 10, 2005, and 76% and 79% for the years ended December 31, 2004 and 2003, respectively. Approximately 36% and 43% of the Company’s gross accounts receivable at December 31, 2005 and 2004, respectively, are from this payor source.

(16) Regulatory Matters

All healthcare providers are required to comply with a significant number of laws and regulations at the federal and state government levels. These laws are extremely complex, and in many instances, providers do not have the benefit of significant regulatory or judicial interpretation as to how to interpret and/or apply these laws and regulations in the normal course of conducting their business. The U.S. Department of Justice and other federal agencies are increasing resources dedicated to regulatory investigations and compliance audits of healthcare providers. As a healthcare provider, the Company is subject to these regulatory efforts. Healthcare providers that do not comply with these laws and regulations may be subject to civil or criminal penalties, the loss of their licenses, or restriction in their ability to participate in various federal and state healthcare programs. The Company endeavors to conduct its business in compliance with applicable laws and regulations, including healthcare fraud and abuse laws.

The Company undertakes various procedures to assure that its annual cost reports are correctly prepared and filed in accordance with applicable Medicare regulations governing provider reimbursement. During 2004 and 2003, the Company conducted an internal review of its previously filed cost reports. As a result of this review, which covered the years 1997 through 2001, the Company made certain adjustments in 2003 to its previously reported allowable home office expenses, which are expected to reduce Medicare reimbursement for this period. The findings of this review and proposed amendments to the home office cost reports have been submitted to the Office of Inspector General of the Department of Health and Human Services (OIG), which is in the process of reviewing the Company’s findings. The Company and its outside counsel are in active discussions with the OIG to bring resolution to these issues. On March 6, 2006, the parties reached an agreement in principle to settle these matters for amounts approximating $2,200 and $370, respectively. This settlement will be paid out of $7.5 million that is held in one of the specific escrow funds established upon the Merger for this matter as discussed in Note 2.

As part of its internal review, the Company identified certain federal election contribution issues relevant to the Federal Election Commission and federal election law. On June 3, 2005, the Company reached an agreement with the Federal Election Commission that resolved this matter. The agreement resulted in a settlement amount that approximated the Company’s recorded estimate. These federal election contribution issues were also

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

reported to the Department of Justice (“DOJ”). The DOJ review of the reported issues is still ongoing. Any settlement resulting from the findings of this review will be paid out of $7.5 million that is held in one of the specific escrow funds established upon the Merger for this matter as discussed in Note 2.

(17) Commitments and Contingencies

On February 27, 2003, the board of directors terminated the former chief executive officer pursuant to the executive’s senior management agreement and also terminated another employee (a member of the executive’s family) (“Terminated Employees”) from employment with the Company. On or about April 14, 2004, the Company learned that the Terminated Employees filed a complaint against the Company, the Company’s majority shareholder, and an executive of the Company. The claim asserted certain demands relating to severance and other amounts allegedly owed by the Company to the Terminated Employees. On or about August 10, 2004, and again on October 22, 2004, the Terminated Employees amended their complaint to add a shareholder derivative claim against the Company, a senior executive of the Company and the Company’s majority shareholder alleging mismanagement, that the executive and majority shareholder were self dealing and that the Company was not responding properly to third parties seeking to purchase the Company. These matters were settled in connection with the Merger and no settlement amounts were paid by the Company.

On April 13, 2004, a former minority shareholder and former member of the Company’s board of directors filed a complaint against the Company related to benefits allegedly owed by the Company to this individual. The Company recorded its estimate of the potential loss associated with this matter and this amount was included in accounts payable and accrued expenses as of December 31, 2004. This claim was settled in January 2005 in an amount that approximated the Company’s estimate.

On September 28, 2005, the Louisiana Attorney General’s office announced that it was conducting an investigation of 13 nursing homes and six hospitals in the New Orleans area relating to patient deaths that occurred at these facilities during and in the aftermath of Hurricane Katrina. One of these facilities is Memorial Medical Center within which the Company operated an 82-bed licensed hospital. The Company has been fully cooperating with this investigation since its inception and will continue to do so until the investigation is complete. We have received no indication of how long the Attorney General’s office will take to complete its investigation. At this time we cannot determine what, if any, impact this investigation may have on the Company.

Significant reductions in the patient service revenues earned by a hospital may occur if the Company is unable to maintain the certification of the hospital as an LTACH in accordance with Medicare regulations. Additionally, the majority of the Company’s hospitals operate in space leased from general acute care hospitals (host hospitals); consequently, these HIH hospitals are subject to additional specific Medicare HIH regulations in addition to the general LTACH regulations. The HIH regulations are designed to ensure that the hospitals are organizationally and functionally independent of their host hospital. If an LTACH located in a host hospital fails to meet the HIH regulations, it may also lose its status as an LTACH. These determinations are made on an annual basis.

The PPS regulations refined the criteria that must be met in order for a hospital to be classified as a long-term acute care hospital that is exempt from the prospective payment system applicable to short-term acute care hospitals. For cost reporting periods beginning on or after October 1, 2002, a long-term acute care hospital must have an average inpatient length of stay for Medicare patients (including both Medicare covered and noncovered days) of greater than 25 days. Previously, average lengths of stay were measured with respect to all patients. In the event a provider fails to correct the LOS deficiency, it would not be eligible to receive Medicare payments pursuant to PPS.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

In 2003, the Company had two of its providers that failed to achieve the required 25-day length of stay requirement. One of these providers failed to do so for the 12 months ended February 28, 2003, while the other provider failed to meet the requirement for the 12 months ended December 31, 2003. Pursuant to the final PPS regulations, as published in the Federal Register, a provider may correct these deficiencies in the subsequent cost reporting period following the period in which the 25-day length of stay (LOS) requirement was not achieved. Both of these providers achieved the required LOS in excess of 25 days during their subsequent cost report periods and, accordingly, are no longer in violation of this requirement.

In addition to the LOS requirement, one of the Company’s providers was not in compliance with the HIH purchasing and admissions rules for its annual cost report period ended July 31, 2003. Providers are permitted to take corrective action in the subsequent cost reporting year similar to that discussed above. In the event a provider fails to correct the deficiency in the subsequent cost report cycle, it would not be eligible to receive Medicare payments pursuant to PPS. This provider corrected this non-compliance during its cost report period ending July 31, 2004.

A provider that loses its ability to receive Medicare payments pursuant to PPS must go through the same certification process as new long-term acute care hospital providers must go through to obtain their initial certification to be reimbursed pursuant to PPS. During this re-certification period, which could range from six to nine months, the provider would be paid for providing services to Medicare beneficiaries at rates that are lower than rates currently paid pursuant to PPS.

The Company believes its providers are currently in compliance with the Medicare regulations regarding HIH’s and LTACH’s and are expected to maintain compliance under the current Medicare regulations.

The Company has certain pending and threatened litigation and claims incurred in the ordinary course of business. Management (based, in part, on the advice of legal counsel) believes that the probable resolution of such contingencies will not exceed the Company’s insurance coverage and will not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

(18) Selected Quarterly Financial Information (Unaudited)

The table below sets forth selected unaudited financial data for each quarter or the last two years.

	First Quarter	Second Quarter	Third Quarter	July 1 through August 10, 2005	August 11 through September 30, 2005	Fourth Quarter
Year ended December 31, 2005
Net revenues	$90,037	$91,538		$40,227	$45,310	$79,158
Income (loss) before income taxes	18,741	15,358		(52,426)	(43,606)	(27,538)
Net income (loss)	11,706	9,038		(33,609)	(43,820)	(26,016)

Year ended December 31, 2004
Net revenues	$79,129	$79,262	$81,672			$84,039
Income before income taxes	11,839	13,177	16,272			14,903
Net income	7,447	8,240	9,490			9,866

The period from January 1, 2005 through August 10, 2005 represents Predecessor Periods and the period subsequent to August 10, 2005 represents the Successor Periods.

LIFECARE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(In thousands)

(19) Subsequent Events (Unaudited)

On January 19, 2006 CMS issued proposed rules for the 2007 fiscal year starting July 1, 2006 regarding the prospective payment system for long-term acute care hospitals. Based upon the Company’s Medicare patient volumes during 2005, we estimate that the proposed rules would reduce the net revenues realized on Medicare patients reimbursed as short-stay outliers and high-cost outliers between $29 and $31 million annually. This estimate does not include the negative impact resulting from the elimination of the annual market basket adjustment to the Medicare payment rates that is also contained in the proposed rules. The proposed rule, if enacted, would be effective for all discharges occurring on our after July 1, 2006 through June 30, 2007. The Company may be required to perform an asset impairment test for goodwill and other identifiable intangibles upon the issuance of the final rule.

$150,000,000

Offer to exchange all

$150,000,000

9 1/4% Senior Subordinated Notes due 2013

for $150,000,000

9 1/4% Senior Subordinated Notes due 2013,

which have been registered under the Securities Act of 1933.

Until August 17, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.